9,250,000 Shares

Commercial Vehicle Group, Inc.

Common Stock

        We are selling 3,125,000 shares of common stock and the selling stockholders are selling 6,125,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $13.00 per share. Our common stock has been approved for listing on The Nasdaq National Market under the symbol “CVGI.”

      The underwriters have an option to purchase a maximum of 1,387,500 additional shares from us to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 12.

		Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to
	Public	Commissions	Issuer	Selling Stockholders

Per Share	$13.00	$0.8775	$12.1225	$12.1225
Total	$120,250,000	$8,116,875	$37,882,813	$74,250,313

      Delivery of the shares of common stock will be made on or about August 10, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Robert W. Baird & Co.	Lehman Brothers

RBC Capital Markets

The date of this prospectus is August 4, 2004.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

      Until August 29, 2004 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

      We conduct our business through our operating subsidiaries, each of which is or will become a direct or indirect wholly owned subsidiary of Commercial Vehicle Group, Inc. prior to the completion of this offering. For purposes of this prospectus, unless the context otherwise requires, all references herein to “our company,” “Commercial Vehicle Group,” “we,” “us” and “our” refer to Commercial Vehicle Group, Inc. and its consolidated subsidiaries and their predecessors. Original equipment manufacturers are referred to herein as “OEMs.” Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Our Company

      We are a leading supplier of interior systems, vision safety solutions and other cab-related products for the global commercial vehicle market, including the heavy-duty (Class 8) truck market, the construction market and other specialized transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), mirrors, wiper systems, controls and switches specifically designed for applications in commercial vehicle cabs. We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products. We believe that we have the number one or two position in all of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete interior systems including seats, interior trim and flooring.

      We offer a broad range of products and system solutions for a variety of end market vehicle applications. Over 60% of our 2003 sales were to the heavy-duty (Class 8) OEMs, with Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/Mack, together with their respective service organizations, accounting for 18%, 26%, 8% and 4%, respectively, of our sales in 2003. In total, approximately 70% of our sales are in North America, with the balance in Europe and Asia. The following charts depict our 2003 net sales by product category and end markets served.

Product Category	End Markets Served

      Since 2000, we have been able to improve our operating margins each year despite the cyclical downturn in our end markets. In our largest market, the North American heavy-duty (Class 8) truck market, vehicle unit build rates declined from 332,600 units in 1999 to a low of 146,000 units in 2001, rebounding slightly to 176,700 units in 2003. Demand for commercial vehicles is expected to improve in 2004 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 176,700 in 2003 to over 300,000 in 2006. This trend is reflected in the North American heavy-duty (Class 8) order rate of approximately 135,000 units in the first four months of 2004, an increase of 123% from the same period in 2003.

      For the year ended December 31, 2003 and the three months ended March 31, 2004, our revenues were approximately $287.6 million and approximately $86.0 million, respectively, and our net income was approximately $4.0 million and approximately $5.5 million, respectively. At March 31, 2004, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total indebtedness of approximately $84.4 million and stockholders’ equity of approximately $77.0 million.

Our Competitive Strengths

      We believe that our competitive strengths include the following:

      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products and the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market. We believe that we are the largest global supplier of construction vehicle seating systems based upon the amount of our revenue derived from sales to this market. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, PrutsmanTM, Moto MirrorTM and RoadWatch®.

      Comprehensive Cab Product and Interior System Solutions. We believe that we offer the broadest product range of any commercial vehicle interior supplier. We manufacture approximately 50 product categories, many of which are critical to the interior subsystems of a commercial vehicle cab. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.

      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design and comfort to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that will result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; the back cycler mechanism designed to reduce driver fatigue; the RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.

      Flexible Manufacturing Capabilities. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and “just-in-time” delivery requirements. We have a network of 13 manufacturing locations in North America and Europe and are among the first commercial vehicle suppliers to establish operations in China. Our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.

      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, leading brand names and product innovation, we believe we are an important long-term supplier to all of the leading Class 8 truck manufacturers in North America and also a global supplier to leading construction customers such as Caterpillar, Komatsu and Volvo. In addition, through our sales and engineering forces, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.

      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our nine senior managers have an average of 19 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods.

Our Business Strategy

      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:

      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete interior systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.

      Leverage Our New Product Development Capabilities. During the recent downturn, we invested significantly in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.

      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and Total Quality Production Systems (TQPS) programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures.

      Grow Sales to the Aftermarket. While the average life of a commercial vehicle is approximately six years, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket.

      Pursue Strategic Acquisitions. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities.

Corporate Information

      Onex Corporation and its affiliate, Hidden Creek Industries, identified the commercial vehicle interior supply segment as a growth area due to favorable industry trends. The commercial vehicle OEMs were beginning to demand increased performance from their suppliers that included engineering support, new product innovation, subassemblies and, eventually, complete interior systems. In an effort to create an integrated company that could satisfy these increased requirements, Onex and Hidden Creek acquired Trim Systems in 1997 and Commercial Vehicle Systems, or CVS, and National/KAB Seating in 2000. Although these companies were initially acquired through three separate holding companies, these businesses have generally been operated on an integrated basis since 2002. The combined company has focused on integration, new product innovation, cost rationalization, customer relationships and the establishment of a global footprint.

      Onex is a diversified company based in Canada with consolidated revenues of approximately C$17 billion and consolidated assets of approximately C$14 billion. Hidden Creek focuses on developing strategic initiatives, assisting in financing activities and analyzing acquisition opportunities for us and other corporations.

Corporate Structure and Ownership Information

      Commercial Vehicle Group, Inc., or CVG, is a holding company that currently conducts its operations through direct and indirect wholly owned subsidiaries that comprise the CVS and National/KAB Seating businesses. In connection with this offering, Trim Systems and its respective subsidiaries became wholly owned subsidiaries of CVG on August 2, 2004. All of CVG’s foreign operations are conducted through subsidiaries located in Australia, Belgium, China, Sweden and the United Kingdom.

      Onex and its affiliated investors, including Hidden Creek, beneficially own an aggregate of 8,670,474 shares of our common stock, or 62.5% of our outstanding common stock prior to this offering. Included in this amount is an aggregate of 2,663,931 shares of common stock issued to Onex and certain of its affiliated investors as a result of the merger of Trim Systems with and into a wholly owned subsidiary of CVG in connection with this offering. All of our principal stockholders, which include Onex and its affiliated investors, Baird Capital Partners III L.P. and its affiliated investors and Norwest Equity Partners VII L.P., are selling stockholders in this offering and will receive in the aggregate approximately $71.8 million in net proceeds from the sale of such shares in this offering. In addition, an aggregate of $23.7 million of the net proceeds from this offering will be used to repay indebtedness held by our principal stockholders or their affiliates. Following the completion of this offering, our principal stockholders will continue to beneficially own on a collective basis approximately 42.5% of our outstanding common stock (or 39.4% if the underwriters’ over-allotment option is exercised in full). See “Certain Relationships and Related Transactions,” “Principal Stockholders” and “Selling Stockholders.”

Financial Information Presentation

      Trim Systems, CVS and National/KAB Seating were initially acquired through three separate holding companies. The operations of CVS and National/KAB Seating were formally combined under a single holding company, now known as Commercial Vehicle Group, Inc., on March 28, 2003. In connection with this offering, Trim Systems became a wholly owned subsidiary of CVG on August 2, 2004. Because these companies were generally operated on an integrated basis since 2002, we do not expect any significant operating changes to result from such mergers. Because these businesses were under common control since their respective dates of acquisition, their historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting.

Recent Unaudited Operating Results

      Set forth below are our preliminary unaudited results for the three and six months ended June 30, 2004 and, for comparison purposes, our unaudited results for the three and six months ended June 30, 2003. These unaudited results reflect all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the financial information for these periods. At this time we have not finalized all of the financial information for the three months ended June 30, 2004 that would be necessary to update our discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations or our consolidated financial statements included in this prospectus relating to the three months ended March 31, 2004. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire fiscal year.

      You should read the following information together with the information under “— Summary Consolidated Financial Information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2004	2003	2004

	(in thousands, except per share data)
	(unaudited)
Statement of Operations Data:
Revenues	$71,408	$94,491	$137,791	$180,481
Gross profit	12,151	16,855	22,306	32,342
Operating income (loss)(1)	6,302	(164)	10,451	7,790
Net income (loss)	1,521	(877)	(178)	4,672
Earnings (loss) per share(2):
Basic	$0.11	$(0.06)	$(0.01)	$0.34
Diluted	0.11	(0.06)	(0.01)	0.34
Balance Sheet Data (at end of period):
Working capital			$26,784	$21,288
Total assets			207,122	223,621
Total debt			129,275	111,348
Total stockholders’ investment			27,978	49,001
Other Data:
EBITDA(3)	$8,347	$1,859	$14,600	$11,873
Net cash provided by (used in):
Operating activities	3,506	2,547	340	8,449
Investing activities	(1,695)	(1,392)	(3,106)	(2,190)
Financing activities	(1,898)	(6)	1,432	(7,673)
Noncash compensation expense(1)	—	10,125	—	10,125
Depreciation and amortization	2,045	2,033	4,167	4,093
Capital expenditures, net	1,694	1,392	3,106	2,190
North American Class 8 heavy-duty truck production (units)(4)	44,674	62,947	80,651	116,614

(1)	To reward our senior management team for its success in reducing operating costs, integrating businesses and improving processes through cyclical periods, we recently granted options to purchase an aggregate of 910,869 shares of our new common stock to 16 members of our management team. The exercise price for such options is $5.54 per share. As modified, such options have a ten-year term, with 100% of such options being currently exercisable. We incurred a noncash compensation charge of $10.1 million in the second quarter of 2004 as a result of the grant of these options. This noncash compensation charge equals the difference between $5.54 and the fair market value of our common stock as of the grant date.

(2)	Earnings (loss) per share has been calculated giving effect to the reclassification of our outstanding classes of common stock and, in connection therewith, a 38.991-to-one stock split.

(3)	“EBITDA” represents earnings before interest expense, income taxes, depreciation, amortization, non-cash gain (loss) on forward exchange contracts and loss on early extinguishment of debt. For a detailed discussion of our reasons for presenting EBITDA and the limitations of EBITDA as an analytical tool, see note (5) to “— Summary Consolidated Financial Information.” The following sets forth a reconciliation of EBITDA to net income (loss):

	Three Months Ended		Six Months Ended

	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

	(in thousands)
EBITDA	$8,347	$1,859	$14,600	$11,873
Add (subtract):
Depreciation and amortization	(2,045)	(2,033)	(4,167)	(4,093)
Noncash gain (loss) on forward exchange contracts	(60)	439	(2,446)	3,709
Interest expense	(2,700)	(2,071)	(5,430)	(4,339)
Loss on early extinguishment of debt	—	—	(2,972)	—
(Provision) benefit for income taxes	(2,021)	929	237	(2,478)

Net income (loss)	$1,521	$(877)	$(178)	$4,672

(4)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

      Our revenues for the three months ended June 30, 2004 were positively impacted by the increase in North American Class 8 production from 44,674 units for the three months ended June 30, 2003 to 62,947 units for the three months ended June 30, 2004, which resulted in $15.3 million of increased revenues and higher OEM sales in the Asian construction seating market of $2.5 million as a result of continued strong demand for construction equipment in Asia to accommodate economic growth in that region. Demand for commercial vehicles is expected to continue to remain strong during the remainder of 2004 as compared to the last half of 2003 due to a variety of factors including the broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and increasing hauler profits.

      Our gross profit increased $4.7 million to $16.9 million in the three months ended June 30, 2004 from $12.2 million in the three months ended June 30, 2003. We believe this increase resulted primarily from the revenue increase discussed above partially offset by the impact of steel surcharges that we are being assessed on certain of our purchases of steel. We are currently in discussions with our customers regarding passing these surcharges through to such customers.

The Offering

Common stock offered to the public by CVG	3,125,000 shares

Common stock offered to the public by the selling stockholders	6,125,000 shares

Common stock to be outstanding after this offering	16,988,751 shares

Use of proceeds	We intend to use the net proceeds from the sale of shares by us to repay all of our $11.2 million of subordinated indebtedness and approximately $25.2 million of borrowings under our existing senior credit facilities. In that regard, an aggregate of $23.7 million of the net proceeds from this offering will be used to repay indebtedness held by our principal stockholders or their affiliates. See “Use of Proceeds” and “Certain Relationships and Related Transactions.” We will not receive any of the proceeds from the sales of our common stock by the selling stockholders.

Nasdaq National Market symbol	“CVGI”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

      The number of shares that will be outstanding after this offering excludes 1,000,000 shares of common stock reserved for issuance under our new equity incentive plan and 949,470 shares of common stock reserved for issuance under outstanding options. See “Management — Employee Benefit Plans.”

      Except as otherwise indicated, all information in this prospectus reflects:

•	the reclassification of our outstanding classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split; and

•	the effectiveness of our amended and restated certificate of incorporation immediately prior to this offering.

Summary Consolidated Financial Information

      The following table summarizes financial data regarding our business and certain industry information and should be read together with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

      The unaudited financial data set forth below for the year ended December 31, 1999 is derived in its entirety from the results of operations of Trim Systems, LLC for the year ended December 31, 1999, which was acquired by our principal stockholders in 1997. The unaudited financial data set forth below for the year ended December 31, 2000 is derived from the results of operations of Trim Systems, LLC for the entire period and the results of operations of CVS and National/KAB Seating beginning from their respective dates of acquisition by our principal stockholders, which occurred on March 31, 2000 and October 6, 2000, respectively. Because these businesses were under common control since their respective dates of acquisition, their historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting. Because of the significant impact of the 2000 acquisitions, the financial data for periods prior to such acquisitions are not comparable to those following such acquisitions.

      The statement of operations data and financial data included in the “Other Data” section set forth below for the years ended December 31, 1999 and 2000, and the three months ended March 31, 2003 and 2004, the pro forma earnings per share data, the balance sheet data on an actual and as adjusted basis as of March 31, 2004 and North American Class 8 heavy-duty truck production rates are all unaudited.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$196,994	$244,963	$271,226	$298,678	$287,579	$66,383	$85,990
Cost of sales	181,167	208,083	229,593	249,181	237,884	56,228	70,503

Gross profit	15,827	36,880	41,633	49,497	49,695	10,155	15,487
Selling, general and administrative expenses	14,548	21,569	21,767	23,952	24,281	5,960	7,497
Amortization expense	947	2,725	3,822	122	185	46	36
Restructuring charge	—	5,561	449	—	—	—	—

Operating income	332	7,025	15,595	25,423	25,229	4,149	7,954
Other expense (income)	(3,313)	(1,955)	(2,347)	1,098	3,230	2,404	(3,270)
Interest expense	4,935	12,396	14,885	12,940	9,796	2,730	2,268
Loss on early extinguishment of debt	—	—	—	—	2,972	2,972	—

Income (loss) before income taxes and cumulative effect of change in accounting	(1,290)	(3,416)	3,057	11,385	9,231	(3,957)	8,956
Provision (benefit) for income taxes	(452)	(2,550)	5,072	5,235	5,267	(2,258)	3,407

Income (loss) before cumulative effect of change in accounting	(838)	(866)	(2,015)	6,150	3,964	(1,699)	5,549
Cumulative effect of change in accounting	—	—	—	(51,630)	—	—	—

Net income (loss)	$(838)	$(866)	$(2,015)	$(45,480)	$3,964	$(1,699)	$5,549

Earnings (loss) per share(1):
Basic	$(0.33)	$(0.09)	$(0.15)	$(3.29)	$0.29	$(0.12)	$0.40
Diluted	(0.33)	(0.09)	(0.15)	(3.26)	0.29	(0.12)	0.40

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except share and per share data)
Weighted average common shares outstanding:
Basic	2,568	9,337	13,893	13,827	13,779	13,779	13,779
Diluted	2,568	9,337	13,893	13,940	13,892	13,779	13,892
Pro Forma Earnings Per Share Data(2):
Earnings (loss) per share(3):
Basic					$0.38		$0.36
Diluted					$0.38		$0.35
Weighted average common shares outstanding:
Basic					16,989		16,989
Diluted					17,102		17,102

	At March 31, 2004

	Actual	As Adjusted(4)

	(in thousands)
Balance Sheet Data:
Working capital	$26,449	$26,449
Total assets	218,511	218,511
Total debt	120,782	84,382
Total stockholders’ investment	40,627	77,027

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except share, per share and production data)
Other Data:
EBITDA(5)	$5,954	$16,107	$28,428	$34,105	$33,335	$6,271	$10,014
Net cash provided by (used for):
Operating activities	$(8,306)	$24,068	$12,408	$18,172	$10,442	$(3,166)	$5,992
Investing activities	(1,173)	(3,051)	7,749	(4,937)	(5,967)	(1,411)	(798)
Financing activities	9,144	(13,160)	(24,792)	(14,825)	(2,761)	3,330	(7,667)
Depreciation and amortization	2,309	9,078	12,833	8,682	8,106	2,122	2,060
Capital expenditures, net	1,173	3,174	4,898	4,937	5,967	1,411	798
North American Class 8 heavy-duty truck production (units)(6)	332,600	252,000	146,000	181,000	176,700	36,000	54,000

(1)	Earnings (loss) per share has been calculated giving effect to the reclassification of our outstanding classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split.

(2)	The pro forma earnings per share data give effect to the sale of 3.125 million shares of our common stock and the application of the estimated net proceeds therefrom as described under the caption “Use of Proceeds” as if such transaction was completed on January 1, 2003. Adjustments include the elimination of $1.9 million and $0.4 million of interest expense (net of tax) for 2003 and the three months ended March 31, 2004, respectively, associated with the debt repaid using the net proceeds of this offering and the elimination of the amortization for the write-off of deferred costs associated with debt that will be extinguished, the issuance of 3.125 million shares of common stock in this offering and the reclassification of our existing classes of common stock into one class of common stock. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the date indicated or what our results will be in any future period.

(3)	Earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128).

(4)	The “As Adjusted” column reflects the sale of 3.125 million shares of our common stock and the application of the estimated net proceeds therefrom and the repayment of indebtedness as described under the caption “Use of Proceeds” as if such transactions had occurred on March 31, 2004.

(5)	“EBITDA” represents earnings before interest expense, income taxes, depreciation, amortization, non-cash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere in this prospectus. The following is a reconciliation of EBITDA to net income (loss):

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in thousands)
EBITDA	$5,954	$16,107	$28,428	$34,105	$33,335	$6,271	$10,014
Add (subtract):
Depreciation and amortization	(2,309)	(9,078)	(12,833)	(8,682)	(8,106)	(2,122)	(2,060)
Noncash gain (loss) on forward exchange contracts	—	1,951	2,347	(1,098)	(3,230)	(2,404)	3,270
Interest expense	(4,935)	(12,396)	(14,885)	(12,940)	(9,796)	(2,730)	(2,268)
Loss on early extinguishment of debt	—	—	—	—	(2,972)	(2,972)	—
(Provision) benefit for income taxes	452	2,550	(5,072)	(5,235)	(5,267)	2,258	(3,407)
Cumulative effect of change in accounting	—	—	—	(51,630)	—	—	—

Net income (loss)	$(838)	$(866)	$(2,015)	$(45,480)	$3,964	$(1,699)	$5,549

(6)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

Volatility and cyclicality in the commercial vehicle market could adversely affect us.

      Our profitability depends in part on the varying conditions in the commercial vehicle market. This market is subject to considerable volatility as it moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Sales of commercial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer durable goods, interest rates and fuel costs. For example, North American commercial vehicle sales and production experienced a downturn from 2000 to 2003 due to a confluence of events that included a weak economy, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. This downturn had a material adverse effect on our business during our last three completed fiscal years.

Our customer base is concentrated and the loss of business from a major customer or the discontinuation of particular commercial vehicle platforms could reduce our sales.

      Sales to PACCAR and Freightliner accounted for approximately 26% and 18%, respectively, of our revenue for 2003, and our ten largest customers accounted for 71% of our revenue in 2003. The loss of any of our largest customers or the loss of significant business from any of these customers would have a material adverse effect on our business, financial condition and results of operations. Even though we may be selected as the supplier of a product by an OEM for a particular vehicle, our OEM customers issue blanket purchase orders which generally provide for the supply of that customer’s annual requirements for that vehicle, rather than for a specific number of our products. If the OEM’s requirements are less than estimated, the number of products we sell to that OEM will be accordingly reduced. In addition, the OEM may terminate its purchase orders with us at any time.

Our profitability would be adversely affected if the actual production volumes for our customers’ vehicles is significantly lower than we anticipated.

      We incur costs and make capital expenditures based upon estimates of production volumes for our customers’ vehicles. While we attempt to establish a price of our components and systems that will compensate for variances in production volumes, if the actual production of these vehicles is significantly less than anticipated, our gross margin on these products would be adversely affected. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms ranging from five to seven years, and we have no provisions to terminate such contracts. We may become committed to supply products to our customers at selling prices that are not sufficient to cover the direct cost to produce such products. We cannot predict our customers’ demands for our products either in the aggregate or for particular reporting periods. If customers representing a significant amount of our sales were to purchase materially lower volumes than expected, it would have a material adverse effect on our business, financial condition and results of operations.

Commercial vehicle OEMs have historically had significant leverage over their outside suppliers.

      The commercial vehicle component supply industry has traditionally been highly fragmented and serves a limited number of large OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. Our contracts with major OEM customers generally provide for an annual productivity cost reduction. Historically, cost reductions through product design changes, increased productivity and similar programs with our suppliers have generally offset these customer-imposed productivity cost reduction requirements. However, if we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, changes in OEMs’ purchasing policies or payment practices could have an adverse effect on our business.

We may be unable to successfully implement our business strategy.

      Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in implementing our strategy if unforeseen factors emerge that diminish the expected growth in the Class 8 heavy truck market, or we experience increased pressure on our margins. In addition, our pursuit of strategic acquisitions may lead to resource constraints which could have a negative impact on our ability to meet customers’ demands, thereby adversely affecting our relationships with those customers. As a result of such business or competitive factors, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies. Any failure to successfully implement our business strategy could adversely affect our business, results of operations and growth potential.

      Developing product innovations has been and will continue to be a significant part of our business strategy. We believe that it is important that we continue to meet our customers’ demands for product innovation, improvement and enhancement, including the continued development of new-generation products, design improvements and innovations that improve the quality and efficiency of our products. However, such development will require us to continue to invest in research and development and sales and marketing. In the future, we may not have sufficient resources to make such necessary investments, or we may be unable to make the technological advances necessary to carry out product innovations sufficient to meet our customers’ demands. We are also subject to the risks generally associated with product development, including lack of market acceptance, delays in product development and failure of products to operate properly. We may, as a result of these factors, be unable to meaningfully focus on product innovation as a strategy and may therefore be unable to meet our customers’ demands for product innovation.

If we are unable to obtain raw materials at favorable prices, it could adversely impact our results of operations and financial condition.

      Numerous raw materials are used in the manufacture of our products. Steel, resin, foam and fabrics account for the most significant components of our raw material costs. Although we currently maintain alternative sources for raw materials, our business is subject to the risk of price increases and periodic delays in delivery. For example, we purchase steel at market prices, which in recent months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand. As a result, we are currently being assessed surcharges on certain of our purchases of steel, and in certain circumstances, we have experienced difficulty in identifying steel for purchase. If we are unable to purchase steel for our operations for a significant period of time, our operations would be disrupted, and our results of operations would be adversely affected. In addition, we may be unable to pass on the increased costs of raw materials to our customers, which could adversely affect our results of operations and financial condition. Our operating results for the three months ended June 30, 2004 were adversely affected by steel surcharges that we are being assessed on certain of our purchases of steel.

Our inability to compete effectively in the highly competitive commercial vehicle component supply industry could result in the loss of customers, which would have an adverse effect on our sales and operating results.

      The commercial vehicle component supply industry is highly competitive. Our products primarily compete on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, produce similar products at a lower cost than we can or adapt more quickly to new technologies, industry or customer requirements. As a result, our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased sales and profitability.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

      We have operations in Europe and Australia, which collectively accounted for approximately 30% of our revenues and consolidated expenses in 2003, and recently established operations in China. As a result, we generate a significant portion of our sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currencies will be translated into fewer U.S. dollars. The converse is also true and the strengthening of the European currencies in relation to the U.S. dollar in recent years had a positive impact on our revenues in 2002 and 2003.

We may be unable to complete additional strategic acquisitions or we may encounter unforeseen difficulties in integrating acquisitions.

      The commercial vehicle component supply industry is beginning to undergo consolidation as OEMs seek to reduce costs and their supplier base. We intend to actively pursue acquisition targets that will allow us to continue to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities or increase penetration with existing customers. However, we expect to face competition for acquisition candidates, which may limit the number of our acquisition opportunities and may lead to higher acquisition prices. Moreover, acquisitions of businesses may require additional debt financing, resulting in additional leverage. The covenants of our new senior credit facility may further limit our ability to complete acquisitions. There can be no assurance that we will find attractive acquisition candidates or successfully integrate acquired businesses into our existing business. If we fail to complete additional acquisitions, we may have difficulty competing with more thoroughly integrated competitors and our results of operations could be adversely affected. To the extent that we do complete additional acquisitions, if the expected synergies from such acquisitions do not materialize or we fail to successfully integrate such new businesses into our existing businesses, our results of operations could also be adversely affected.

We may be adversely impacted by work stoppages at our OEM customers or their other suppliers and other labor matters.

      Many of our OEM customers and their suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their other suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled commercial vehicles. In the event that one or more of our customers or their suppliers experience a material work stoppage, such work stoppage could have a material adverse effect on our business. Although none of our employees are unionized, we have experienced limited unionization efforts at certain of our North American facilities from time to time. We cannot assure you that we will not encounter future unionization efforts or other types of conflicts with labor unions or our employees. In addition, approximately 50% of our hourly employees at our United

Kingdom operations are represented by a shop steward committee, which may seek to limit our flexibility in our relationship with such employees.

Our products may be rendered less attractive by changes in competitive technologies.

      Changes in competitive technologies may render certain of our products less attractive. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. There can be no assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure to operate properly.

Our continued success depends to some degree on our ability to protect our intellectual property.

      Our success depends to some degree on our ability to protect our intellectual property and to operate without infringing on the proprietary rights of third parties. While we have been issued patents and have registered trademarks with respect to many of our products, our competitors could independently develop similar or superior products or technologies, duplicate our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have or acquire licenses for other technology or designs that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

      In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could be materially adversely affected. See “Business — Intellectual Property.”

We depend on the service of key individuals, the loss of whom could materially harm our business.

      Our success will depend, in part, on the efforts of our executive officers and other key employees, including Mervin Dunn, our Chief Executive Officer; Donald P. Lorraine, the Managing Director of KAB Seating; Gerald L. Armstrong, President — CVG Americas; and Chad M. Utrup, our Chief Financial Officer. Although we do not anticipate that we will have to replace any of our key employees in the near future, the loss of the services of any of our key employees could have a material adverse affect on our business, results of operations and financial condition. See “Management — Employment Agreement.”

We may be adversely affected by the impact of environmental and safety regulations.

      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. We cannot assure you that we are, or have been, in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us. The environmental laws to which we are subject have become more stringent over time, and we could incur material expenses in the future to comply with environmental laws. We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which we sent waste containing hazardous substances. The amount of such liability could be material. We cannot completely eliminate the risk of contamination or injury resulting from exposure to hazardous materials, and we could incur material liability as a result of any such contamination or injury.

We may be adversely affected by the impact of government regulations on our OEM customers.

      Although the products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation, our business is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to emissions and noise standards imposed by the Environmental Protection Agency, state regulatory agencies, such as the California Air Resources Board (CARB), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration. Changes in emission standards and other proposed governmental regulations could impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods immediately following such date. New emission standards for truck engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007. To the extent that current or future governmental regulation has a negative impact on the demand for commercial vehicles, our business, financial condition or results of operations could be adversely affected. See “Business — Government Regulation.”

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission, or the SEC, and by The Nasdaq National Market, could result in increased costs to us. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service curtailments or shutdowns.

      We manufacture or assemble our products at 19 facilities worldwide. An interruption in production or service capabilities at any of these facilities as a result of equipment failure or other reasons could result in our inability to produce our products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage in production at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may experience plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.

The reliability of market and industry data included in this prospectus may be uncertain.

      This prospectus contains market and industry data, primarily from reports published by ACT Research and from internal company surveys, studies and research, related to the truck components industry and its segments, as well as the truck industry in general. This data includes estimates and forecasts regarding future growth in these industries, specifically data related to Class 8 truck production, truck freight growth and the historical average age of active U.S. heavy-duty trucks. Such data has been published in industry publications that typically indicate that they have derived the data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified the data or any of the assumptions on which the estimates and forecasts are based. Similarly, internal company surveys, studies and research, which we believe are reliable, have not been verified by any independent sources. The failure of the truck industry and/or the truck components industry to continue to grow as forecasted may have a material adverse effect on our business and the market price of our common stock.

Our indebtedness could adversely affect our financial condition and make it more difficult to implement our business strategy.

      As of March 31, 2004, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total indebtedness of approximately $84.4 million, or approximately 52% of our total capitalization.

      Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions or changes in our industry;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	make it more difficult to pursue strategic acquisitions;

•	require us to dedicate a portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes; and

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate indebtedness is not covered by interest rate hedge agreements.

Restrictions in our new senior credit facility will limit our ability to incur additional debt, make acquisitions and make other investments.

      Concurrent with the completion of this offering, we intend to enter into a new senior credit facility. This new senior credit facility will contain covenants that limit our ability to incur indebtedness, restrict our ability to make distributions to stockholders, acquire other businesses, make capital expenditures and impose various other restrictions. In addition, the new senior credit facility will require us to maintain various financial ratios, which are likely to become more restrictive over time. If we do not comply with such covenants or satisfy such ratios, our lenders could declare a default under this senior credit facility, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of this senior credit facility may be affected by changes in economic or business conditions beyond our control. In addition, these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. We note that one of our subsidiaries was not in compliance with one of the financial ratios contained in its senior credit facility as of December 31, 2003, and, as a result, was required to get a waiver of such noncompliance from the lenders thereunder. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We will incur significant noncash charges in connection with our recent stock option grants and this offering.

      To reward our senior management team for its success in reducing operating costs, integrating businesses and improving processes through cyclical periods, we recently granted options to purchase an aggregate of 910,869 shares of our new common stock to 16 members of our management team. The exercise price for such options is $5.54 per share. As modified, such options have a ten-year term, with 100% of such options being currently exercisable. We incurred a noncash compensation charge of $10.1 million in the second quarter of 2004 as a result of the grant of these options. This noncash compensation charge equals the difference between $5.54 and the fair market value of our common stock as of the grant date of these options.

      In addition, we anticipate incurring a pre-tax, noncash charge of approximately $1.2 million on the early extinguishment of debt with the proceeds of this offering. This relates to the write-off of unamortized debt issuance costs relating to our existing credit facilities.

We are subject to certain risks associated with our foreign operations.

      We have operations in Europe and Australia, which collectively accounted for approximately 30% of our revenues and consolidated expenses in 2003, and recently established operations in China. Certain risks are inherent in international operations, including:

•	the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions, including restrictions on repatriation;

•	intellectual property protection difficulties;

•	general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

•	the difficulties associated with managing a large organization spread throughout various countries; and

•	complications in complying with a variety of foreign laws and regulations, some of which may conflict with United States law.

      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks associated with foreign operations. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, financial condition or results of operations as a whole.

Certain stockholders have substantial influence over all matters submitted to a stockholder vote.

      Upon completion of this offering, Onex will beneficially own shares of common stock representing approximately 28.3% of the voting power of the outstanding common stock (26.2% if the underwriters’ over-allotment option is exercised in full). As a result of such beneficial ownership and stockholders agreement, Onex will have substantial influence over all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and the by-laws and approval of significant corporate transactions. See “Principal Stockholders.” Such voting power could also have the effect of delaying, deterring or preventing a change in control of the company that might be otherwise beneficial to stockholders. See “Description of Capital Stock.”

Risks Relating to this Offering

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress our stock price.

      There has not been a public market for our common stock. Our common stock has been approved for listing on The Nasdaq National Market. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on The Nasdaq National Market. The failure of an active trading market to develop could affect your ability to sell your shares and depress the market price of your shares. The initial public offering price for the shares was determined by negotiation among us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of your shares may fall below the initial public offering price.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 16,988,751 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 9,250,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. We, our executive officers and directors, and existing stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions and extensions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse First Boston LLC. Approximately 6.2 million of the 7,738,751 shares owned by our existing stockholders upon completion of this offering will be eligible for resale after the expiration of the lock-up period. Those shares may be sold, subject to the volume, manner of sale and other conditions of Rule 144 as well as any applicable contractual provisions, including shares which may be sold freely pursuant to Rule 144(k) if they have been held for at least two years and are sold by any person who is not deemed to be our affiliate for 90 days prior to the sale. After the closing of this offering, holders of approximately 7.7 million shares will be entitled to registration rights with respect to the registration of their shares under the Securities Act of 1933. See “Shares Eligible for Future Sale.”

The book value of shares of common stock purchased in the offering will be immediately diluted.

      The pro forma net tangible book value per share after this offering is $(0.39). Therefore, investors who purchase common stock in this offering will suffer immediate dilution of $13.39 per share in the pro forma net tangible book value per share. We also have outstanding stock options to purchase common stock with exercise prices that are below the initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution. See “Dilution.”

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.

      Certain provisions of our certificate of incorporation and by-laws, to be effective immediately prior to this offering, may inhibit changes in control of our company not approved by our board of directors. These provisions include:

•	a classified board of directors with staggered terms;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by the board of directors;

•	advance notice requirements for stockholder proposals and director nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

      We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15.0% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide a discussion of the most significant risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

      The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law. We note that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

USE OF PROCEEDS

      Our net proceeds from the sale of 3.125 million shares of common stock in this offering will be approximately $36.4 million. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

      We intend to use approximately $11.2 million of the net proceeds from this offering to repay our outstanding subordinated indebtedness and approximately $25.2 million to reduce our borrowings under our existing senior credit facilities.

      The principal terms of the outstanding indebtedness being repaid as of March 31, 2004 consist of the following:

•	$3.0 million of subordinated notes issued in September 2002 to certain of our principal stockholders. These notes bear interest at a rate of 12% per annum and have a maturity date of September 30, 2006. Interest on the notes is payable in kind on a monthly basis.

•	$8.2 million of subordinated notes originally issued to affiliates of certain of our principal stockholders in June 2000. These notes bear interest, payable monthly, at a rate of prime plus 1.25% (5.25% as of March 31, 2004) and have a maturity date of June 28, 2006.

•	$15.4 million of revolving credit borrowings and a $40.8 million term loan under a senior credit facility that matures on January 2, 2006. Borrowings under this credit facility bear interest at various rates plus a margin based on certain financial ratios. As of March 31, 2004, borrowings under the revolving credit facility bore interest at a weighted average rate of 5.5% per annum and borrowings under the term loan bore interest at a weighted average rate of 5.4%. As of June 30, 2004, there were $12.7 million of revolving credit borrowings and $39.2 million of term loan borrowings under this facility.

•	$8.4 million of revolving credit borrowings and term loans aggregating $35.3 million under a senior credit facility that has a final maturity date of June 28, 2006. Borrowings under this credit facility bear interest at various rates plus a margin based on certain financial ratios. As of March 31, 2004, borrowings under the revolving credit facility bore interest at a weighted average rate of 5.25% per annum and borrowings under the term loans bore interest at a weighted average rate of 5.5%. As of June 30, 2004, there were $5.1 million of revolving credit borrowings and term loans aggregating $34.4 million under this facility. Affiliates of certain of our principal stockholders are lenders under this credit facility and, as of March 31, 2004, held an aggregate of $14.3 million of such indebtedness. As of June 30, 2004, the aggregate amount of such indebtedness held by these stockholders was approximately $12.5 million, which will be repaid from the net proceed of this offering.

      As of March 31, 2004, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom as described above, we would have had total indebtedness of approximately $84.4 million, or approximately 52% of our capitalization. All amounts remaining outstanding under our existing senior credit facilities after application of the net proceeds of this offering will be repaid in connection with the execution of a new senior credit facility, which will be effective upon completion of this offering. Our new senior credit facility will provide for a $40.0 million revolving credit facility and a $65.0 million term loan. We believe that our cash generated from operations together with borrowings under our new senior credit facility will provide us with sufficient liquidity to pursue our business strategy.

      An aggregate of $23.7 million of the net proceeds from this offering will be used to repay indebtedness held by our principal stockholders or their affiliates. See “Certain Relationships and Related Transactions” for the specific amounts that will be paid to such principal stockholders or affiliated entities in connection with the repayment of our existing indebtedness.

DIVIDEND POLICY

      We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. The payment of dividends by us to holders of our common stock will be prohibited by our new senior credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2004 on an actual basis and on an as adjusted basis to give effect to:

•	the sale of 3.125 million shares of common stock by us pursuant to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds;”

•	the reclassification of our outstanding classes of common stock into one class of common stock and, in connection therewith, a 38.991-to-one stock split; and

•	the refinancing of our existing borrowings under our existing senior credit facilities through a new senior credit facility, which will be effective upon the completion of this offering.

      This table should be read in conjunction with the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$1,094	$1,094

Long-term debt (including current maturities):
Existing senior credit facilities(1):
Revolving credit facilities	$23,751	$—
Term loans	76,098	—
New senior credit facility(2):
Revolving credit facility	—	9,676
Term loan	—	65,000
Sterling loan notes(3)	3,193	3,193
Subordinated debt due to related parties(1)	11,227	—
Other debt(4)	6,513	6,513

Total long-term debt	120,782	84,382

Stockholders’ equity:
Existing common stock (Class A, Class B, Class C, Class D-1 and Class E)(5)	138	—
Preferred stock, $.01 par value per share; 5,000,000 shares authorized; none issued or outstanding	—	—
New common stock, $.01 par value per share; 30,000,000 shares authorized; 16,988,751 issued and outstanding	—	170
Additional paid-in capital	76,803	113,171
Accumulated deficit	(37,479)	(37,479)
Stock subscriptions receivable	(430)	(430)
Accumulated other comprehensive income	1,595	1,595

Total stockholders’ equity	40,627	77,027

Total capitalization	$161,409	$161,409

(1)	See “Certain Relationships and Related Transactions” for the amount that will be paid to certain of our principal stockholders and affiliated entities in connection with the repayment of certain of our existing indebtedness.

(2)	We expect to repay all amounts remaining outstanding under our existing senior credit facilities after the application of the net proceeds of this offering with borrowings under our new senior credit facility that will be entered into upon completion of this offering. The new senior credit facility will provide for a $40.0 million revolving credit facility and a $65.0 million term loan.

(3)	In connection with the acquisition of one of our subsidiaries, we issued Sterling loan notes in exchange for certain of the acquired shares. Amounts outstanding under the Sterling loan notes have been translated into United States dollars using a rate of $1.8403 = £1.00, the buying rate at 4:00 p.m. Eastern time on March 31, 2004.

(4)	Other debt includes borrowings of $6.5 million financed through the issuance of industrial development bonds relating to our Vonore, Tennessee facility.

(5)	Immediately prior to this offering, all of our existing classes of common stock were reclassified into one class of common stock. See “Description of Capital Stock.”

DILUTION

      Our pro forma net tangible book value (deficit) as of March 31, 2004 before giving effect to this offering was $(43.0) million, or $(3.10) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. After giving effect to our sale of 3,125,000 shares of common stock in this offering our pro forma net tangible book value as of March 31, 2004 would have been approximately $(6.6) million, or $(0.39) per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.71 per share and an immediate dilution to new investors in this offering of $13.39 per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value (deficit) per share as of March 31, 2004	$(3.10)
Increase in pro forma net tangible book value per share attributable to new investors	2.71

Pro forma net tangible book value per share as of March 31, 2004 after this offering		(0.39)

Pro forma net tangible book value dilution per share to new investors		$13.39

      The following table summarizes, as of March 31, 2004, as adjusted to give effect to this offering, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an offering price of $13.00 per share before deducting estimated underwriting and offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	13,863,751	82%	$72,673,000	64%	$5.24
New public investors	3,125,000	18	40,625,000	36	$13.00

Total	16,988,751	100%	$113,298,000	100%	$6.67

      The tables and calculations above assume no exercise of outstanding options. As of March 31, 2004, as adjusted to give effect to this offering, there were 910,869 shares of our common stock issuable upon exercise of outstanding options issued to our management team at a weighted average exercise price of approximately $5.54 per share and 38,601 shares of our common stock issuable upon exercise of outstanding options at an exercise price of $9.43 per share. To the extent that such options are exercised there will be further dilution to our new investors. See “Management — Employee Benefit Plans.”

      Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to 7,738,751, or approximately 46% of the total shares of common stock outstanding after the offering and will increase the number of shares held by new public investors to 9,250,000, or approximately 54% of the total shares of common stock outstanding after the offering. See “Selling Stockholders.”

SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth selected consolidated financial data regarding our business and certain industry information and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, are derived from our consolidated financial statements that are included elsewhere in this prospectus, which financial statements have been audited by Deloitte & Touche LLP as indicated by their report thereon. The consolidated balance sheet data as of December 31, 1999, 2000, and 2001 and as of March 31, 2004 and the consolidated statements of operations and cash flows for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements. Our financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are included elsewhere in this prospectus and include certain adjustments, all of which are normal recurring adjustments, which our management considers necessary for a fair presentation of our results for these unaudited periods. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results of operations for a full fiscal year.

      The unaudited financial data set forth below as of and for the year ended December 31, 1999 is derived in its entirety from the results of operations of Trim Systems, LLC as of and for the year ended December 31, 1999, which was acquired by our principal stockholders in 1997. The unaudited financial data set forth below as of and for the year ended December 31, 2000 is derived from the results of operations of Trim Systems, LLC for the entire period and the results of operations of CVS and National/ KAB Seating beginning from their respective dates of acquisition by our principal stockholders, which occurred on March 31, 2000 and October 6, 2000, respectively. Because these businesses were under common control since their respective dates of acquisition, their historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting. Because of the significant impact of the 2000 acquisitions, the financial data for periods prior to such acquisitions are not comparable to those following such acquisitions.

      The statement of operations data and financial data included in the “Other Data” section set forth below for the years ended December 31, 1999 and 2000, and the three months ended March 31, 2003 and 2004, the pro forma earnings per share data, the balance sheet data as of December 31, 1999 and 2000 and March 31, 2004 and the North American Class 8 heavy-duty truck production rates are all unaudited.

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$196,994	$244,963	$271,226	$298,678	$287,579	$66,383	$85,990
Cost of sales	181,167	208,083	229,593	249,181	237,884	56,228	70,503

Gross profit	15,827	36,880	41,633	49,497	49,695	10,155	15,487
Selling, general and administrative expenses	14,548	21,569	21,767	23,952	24,281	5,960	7,497
Amortization expense	947	2,725	3,822	122	185	46	36
Restructuring charges	—	5,561	449	—	—	—	—

Operating income	332	7,025	15,595	25,423	25,229	4,149	7,954
Other expense (income)	(3,313)	(1,955)	(2,347)	1,098	3,230	2,404	(3,270)
Interest expense	4,935	12,396	14,885	12,940	9,796	2,730	2,268
Loss on early extinguishment of debt	—	—	—	—	2,972	2,972	—

Income (loss) before income taxes and cumulative effect of accounting change	(1,290)	(3,416)	3,057	11,385	9,231	(3,957)	8,956
Provision (benefit) for income taxes	(452)	(2,550)	5,072	5,235	5,267	(2,258)	3,407

Income (loss) before cumulative effect of accounting change	(838)	(866)	(2,015)	6,150	3,964	(1,699)	5,549
Cumulative effect of accounting change	—	—	—	(51,630)	—	—	—

Net income (loss)	$(838)	$(866)	$(2,015)	$(45,480)	$3,964	$(1,699)	$5,549

Earnings (loss) per share(1):
Basic	$(0.33)	$(0.09)	$(0.15)	$(3.29)	$0.29	$(0.12)	$0.40
Diluted	(0.33)	(0.09)	(0.15)	(3.26)	0.29	(0.12)	0.40
Weighted average common shares outstanding:
Basic	2,568	9,337	13,893	13,827	13,779	13,779	13,779
Diluted	2,568	9,337	13,940	13,990	13,892	13,779	13,892
Pro Forma Earnings Per Share Data(2):
Earnings (loss) per share(3):
Basic					$0.38		$0.36
Diluted					0.38		0.35
Weighted average common shares outstanding(3):
Basic					16,989		16,989
Diluted					17,102		17,102
Balance Sheet Data (at end of period):
Working capital	$10,911	$16,768	$10,908	$8,809	$28,216		$26,449
Total assets	103,114	312,006	263,754	204,217	210,495		218,511
Total debt	61,635	161,061	140,191	127,202	127,474		120,782
Total stockholders’ investment	17,512	76,287	72,913	27,025	34,806		40,627

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except share, per share and production data)
Other Data:
EBITDA(4)	$5,954	$16,107	$28,428	$34,105	$33,335	$6,271	$10,014
Net cash provided by (used in):
Operating activities	$(8,306)	$24,068	$12,408	$18,172	$10,442	$(3,166)	$5,922
Investing activities	(1,173)	(3,051)	7,749	(4,937)	(5,967)	(1,411)	(798)
Financing activities	9,144	(13,160)	(24,792)	(14,825)	(2,761)	3,330	(7,667)
Depreciation and amortization	2,309	9,078	12,833	8,682	8,106	2,122	2,060
Capital expenditures, net	1,173	3,174	4,898	4,937	5,967	1,411	798
North American Class 8 heavy-duty truck production (units)(5)	332,600	252,000	146,000	181,000	176,700	36,000	54,000

(1)	Earnings (loss) per share has been calculated giving effect to the reclassification of our outstanding classes of common stock into one class of common stock and, in connection therewith, a 38.991- to-one stock split.

(2)	The pro forma earnings per share data give effect to the sale of 3.125 million shares of our common stock and the application of the estimated net proceeds therefrom as described under the caption “Use of Proceeds” as if such transaction was completed on January 1, 2003. Adjustments include the elimination of $1.9 million and $0.4 million of interest expense (net of tax) for 2003 and the three months ended March 31, 2004, respectively, associated with the debt repaid using the net proceeds of this offering and the elimination of the amortization for the write-off of deferred costs associated with debt that will be extinguished, the issuance of 3.125 million shares of common stock in this offering and the reclassification of our existing classes of common stock into one class of common stock. The pro forma financial data does not purport to represent what our results of operations actually would have been if this offering had occurred as of the date indicated or what our results will be in any future period.

(3)	Earnings (loss) per share for all periods were computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (SFAS No. 128).

(4)	“EBITDA” represents earnings before interest expense, income taxes and depreciation and amortization, noncash gain (loss) on forward exchange contracts, loss on early extinguishment of debt and an impairment charge associated with the adoption of SFAS No. 142. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles. We present EBITDA because we believe that it is widely accepted that EBITDA provides useful information regarding our operating results. We rely on EBITDA primarily as an operating performance measure in order to review and assess our company and our management team. For example, our management incentive plan is based upon the company achieving minimum EBITDA targets for a given year. We also review EBITDA to compare our current operating results with corresponding periods and with other companies in our industry. We believe that it is useful to investors to provide disclosures of our operating results on the same basis as that used by our management. We also believe that it can assist investors in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization, interest or taxes, which do not directly affect our operating performance. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the consolidated statements of cash flows included in our financial statements included elsewhere herein. The following is a reconciliation of EBITDA to net income (loss):

						Three Months
						Ended
	Years Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(dollars in thousands)
EBITDA	$5,954	$16,107	$28,428	$34,105	$33,335	$6,271	$10,014
Add (subtract):
Depreciation and amortization	(2,309)	(9,078)	(12,833)	(8,682)	(8,106)	(2,122)	(2,060)
Noncash gain (loss) on forward exchange contracts	—	1,951	2,347	(1,098)	(3,230)	(2,404)	3,270
Interest expense	(4,935)	(12,396)	(14,885)	(12,940)	(9,796)	(2,730)	(2,268)
Loss on early extinguishment of debt	—	—	—	—	(2,972)	(2,972)	—
(Provision) benefit for income taxes	452	2,550	(5,072)	(5,235)	(5,267)	2,258	(3,407)
Cumulative effect of change in accounting	—	—	—	(51,630)	—	—	—

Net income (loss)	$(838)	$(866)	$(2,015)	$(45,480)	$3,964	$(1,699)	$5,549

(5)	Source: Americas Commercial Transportation Research Co. LLC and ACT Publications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with the information set forth under “Selected Historical Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and “Cautionary Notice Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Company Overview

      We are a leading supplier of interior systems, vision safety solutions and other cab-related products for the global commercial vehicle market, including the heavy-duty (Class 8) truck market, the construction market and other specialized transportation markets. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), mirrors, wiper systems, controls and switches specifically designed for applications in commercial vehicle cabs. We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. We believe that we have the number one or two positions in all of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete interior systems including seats, interior trim and flooring.

      Demand for our products is generally dependent on the number of new commercial vehicles manufactured, which in turn is a function of general economic conditions, interest rates, changes in governmental regulations, consumer spending, fuel costs and our customers’ inventory levels and production rates. New commercial vehicle demand has historically been cyclical and is particularly sensitive to the industrial sector of the economy, which generates a significant portion of the freight tonnage hauled by commercial vehicles. Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, an over supply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Demand for commercial vehicles is expected to improve in 2004 due to a variety of factors, including broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and increasing hauler profits.

      In 2003, over 60% of our revenue was generated from sales to North American heavy-duty (Class 8) truck OEMs and their service organizations. Our remaining revenue in 2003 was derived from sales to OEMs in the global construction market and other specialized transportation markets. Demand for our products is also driven to a significant degree by preferences of the end-user of the commercial vehicle, particularly with respect to heavy-duty (Class 8) trucks. Unlike the automotive industry, commercial vehicle OEMs generally afford the ultimate end-user the ability to specify many of the component parts that will be used to manufacture the commercial vehicle, including a wide variety of cab interior styles and colors, the brand and type of seats, type of seat fabric and color and specific mirror styling. In addition, certain of our products are only utilized in heavy-duty (Class 8) trucks, such as our storage systems, sleeper bunks and privacy curtains, and, as a result, changes in demand for heavy-duty (Class 8) trucks or the mix of options on a vehicle generally has a greater impact on our business than do changes in the overall demand for commercial vehicles. For example, a heavy-duty (Class 8) truck with a sleeper cab can contain three times as many features as a heavy-duty (Class 8) truck with a day cab and can cost over $1,600 as compared to a typical day cab which costs approximately $660. To the extent that demand increases for higher content vehicles, our revenues and gross profit will be positively impacted.

      Along with North America, we have operations in Europe and Australia and have recently established operations in China. Approximately 30% of our revenues in recent years have been generated in currencies other than the U.S. dollar, principally the euro, yen and pound sterling. Our operating results are therefore impacted by exchange rate fluctuations to the extent we are unable to match revenues received in such currencies with costs incurred in such currencies. Strengthening of these foreign currencies during 2003 as compared to the U.S. dollar resulted in a $7.1 million increase in our revenues in 2003 as compared to 2002. Because our costs were generally impacted to the same degree as our revenue, this exchange rate fluctuation did not have a material impact on our net income in 2003 as compared to 2002.

      Our cost of sales consists of variable and fixed components. Because commercial vehicles are manufactured at relatively low production volumes, we focus on maintaining a low fixed-cost structure. For 2003, our fixed costs were approximately 23% of cost of sales. Our variable costs are generally proportional to volume and mix and consist principally of raw materials and labor costs to manufacture our products. In 2003, our material costs accounted for approximately 51% of our cost of sales. Our fixed costs are not significantly influenced by production volume in the short term and consist principally of administrative salaries, benefits and depreciation and other facility-related costs.

      In response to the recent downturn in the commercial vehicle market, we implemented a number of operating initiatives to improve our overall cost structure and operating efficiencies. These included:

•	eliminating excess production capacity through the closure and consolidation of four manufacturing facilities, two design centers and two assembly facilities;

•	implementing Lean Manufacturing and Total Quality Production System (TQPS) initiatives throughout many of our U.S. manufacturing facilities to improve operating efficiency and product quality;

•	reducing headcount for both salaried and hourly employees; and

•	improving our design capabilities and new product development efforts to focus on higher margin product enhancements.

      As a result of these initiatives, we improved our operating margins each year since 2000 despite a reduction in heavy-duty (Class 8) truck production of 30% from 252,000 units in 2000 to 176,700 units in 2003. We continuously seek ways to lower costs, improve manufacturing efficiencies and increase product throughput. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower manufacturing costs. In conjunction with the start-up of our Shanghai, China facility, we have recently established a relationship with Baird Asia Limited to assist us in sourcing products for use in our China facility as well as sourcing products for our operations in the United States at prices lower than we can purchase components today. We are currently evaluating a number of local suppliers to source products for use in our China facility although we have not made any significant purchases of locally sourced products to date. We currently expect to begin production at our China facility in the fourth quarter of 2004.

      Although OEM demand for our products is directly correlated with new vehicle production, we also have the opportunity to grow through increasing our product content per vehicle through cross selling and bundling of products. We generally compete for new business at the beginning of the development of a new vehicle platform and upon the redesign of existing programs. New platform development generally begins at least one to three years before the marketing of such models by our customers. Contract durations for commercial vehicle products generally extend for the entire life of the platform, which is typically five to seven years.

      In sourcing products for a specific platform, the customer generally develops a proposed production timetable, including current volume and option mix estimates based on their own assumptions, and then sources business with the supplier pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. In general, these contracts, purchase orders and commitments provide that the customer can terminate if a supplier does not meet specified quality and delivery requirements and, in many cases, they provide that the price will decrease over the proposed production timetable. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements of a particular product program rather than the supply of a specific quantity of products. Accordingly, in estimating awarded business over the life of a contract or other commitment, a supplier must make various assumptions as to the estimated number of vehicles expected to be produced, the timing of that production, mix of options on the vehicles produced and pricing of the products being supplied. The actual production volumes and option mix of vehicles produced by customers depend on a number of factors that are beyond a supplier’s control.

Basis of Presentation

      Onex, Hidden Creek and certain other investors acquired Trim Systems in 1997 and each of CVS and National/ KAB Seating in 2000. Each of these companies was initially owned through separate holding companies. The operations of CVS and National/ KAB Seating were formally combined under a single holding company, now known as Commercial Vehicle Group, Inc., on March 28, 2003. In connection with this offering, Trim Systems became a wholly owned subsidiary of CVG on August 2, 2004. Because these businesses were under common control since their respective dates of acquisition, their respective historical results of operations have been combined for the periods in which they were under common control based on their respective historical basis of accounting.

Results of Operations

      The table below sets forth certain operating data expressed as a percentage of revenues for the periods indicated:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	84.7	83.4	82.7	84.7	82.0

Gross profit	15.3	16.6	17.3	15.3	18.0
Selling, general and administrative expenses	8.0	8.0	8.4	9.0	8.7
Amortization expense	1.4	0.1	0.1	0.1	0.1
Restructuring charges	0.2	0.0	0.0	0.0	0.0

Operating income	5.7	8.5	8.8	6.2	9.2
Other (income) expense	(0.9)	0.4	1.1	3.6	(3.9)
Interest expense	5.5	4.3	3.4	4.1	2.6
Loss on early extinguishment of debt	0.0	0.0	1.0	4.5	0.0

Income (loss) before income taxes and cumulative effect of change in accounting	1.1	3.8	3.3	(6.0)	10.5
Provision (benefit) for income taxes	1.8	1.7	1.9	(3.4)	4.0

Income (loss) before cumulative effect of change in accounting	(0.7)	2.1	1.4	(2.6)	6.5
Cumulative effect of change in accounting	0.0	17.3	0.0	0.0	0.0

Net income (loss)	(0.7)%	(15.2)%	1.4%	(2.6)%	6.5%

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Revenues. Revenues increased $19.6 million, or 29.5%, to $86.0 million in the three months ended March 31, 2004 from $66.4 million in the three months ended March 31, 2003. We believe this increase resulted primarily from:

•	the increase in North American Class 8 production from 36,000 units for the three months ended March 31, 2003 to 53,000 units for the three months ended March 31, 2004, which resulted in $14.8 million of increased revenues,

•	new business awards related to seats, mirrors and interior trim, which resulted in $2.0 million of increased revenues,

•	higher OEM sales in the Asian construction seating market of $3.2 million as a result of rising demand for construction equipment in Asia to accommodate economic growth in that region and

•	favorable foreign exchange fluctuations of $3.5 million.

      Gross Profit. Gross profit increased $5.3 million, or 52.5%, to $15.5 million in the three months ended March 31, 2004 from $10.2 million in the three months ended March 31, 2003. As a percentage of revenues, gross profit increased to 18.0% in the three months ended March 31, 2004 from 15.3% in the three months ended March 31, 2003. We believe this increase resulted primarily from the revenue increases discussed above and our ability to convert on the revenue increases at an overall incremental margin of 25% without having to incur additional fixed costs to support the increased revenues. In addition, we continued to seek material cost reductions, reductions in packaging costs and labor efficiencies to generate additional profits during the three months ended March 31, 2004.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.5 million, or 25.8%, to $7.5 million in the three months ended March 31, 2004 from $6.0 million in the three months ended March 31, 2003. We believe this increase resulted principally from increases in wages and the cost of insurance and the addition of engineering resources to accommodate product innovation and growth in the commercial vehicle sector.

      Amortization Expense. Amortization expense decreased 21.7%, to $36,000 in the three months ended March 31, 2004 from $46,000 in the three months ended March 31, 2003.

      Other (Income) Expense. We use forward exchange contracts to hedge foreign currency transaction exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations and will hedge a portion of the anticipated long or short position. We have not historically designated any of our forward exchange contracts as cash flow hedges, electing instead to mark-to-market the contracts and record the fair value of the contracts on our balance sheet, with the offsetting noncash gain or loss recorded in our statement of operations. The $3.3 million gain in the three months ended March 31, 2004 and the $2.4 million loss in the three months ended March 31, 2003 represent the noncash change in value of the forward exchange contracts in existence at the end of each period.

      Interest Expense. Interest expense decreased $0.4 million, or 16.9%, to $2.3 million in the three months ended March 31, 2004 from $2.7 million in the three months ended March 31, 2003. This decrease reflects a reduction in total debt of $9.7 million.

      Loss on Early Extinguishment of Debt. As part of the combination of CVS and National/ KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with our credit agreement amendment. Total capitalized costs written-off and amendment costs expensed during the three months ended March 31, 2003 approximated $3.0 million.

      Provision for Income Taxes. Our effective tax rate during the three months ended March 31, 2004 was 38.0%. Provision for income taxes increased $5.7 million to $3.4 million in the three months ended March 31, 2004, compared to an income tax benefit of $2.3 million in the three months ended March 31, 2003 resulting from our pre-tax loss for the quarter.

      Net Income. Net income increased $7.2 million to $5.5 million in the three months ended March 31, 2004, compared to a loss of $1.7 million in the three months ended March 31, 2003, primarily as a result of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenues. Revenues decreased $11.1 million, or 3.7%, to $287.6 million in 2003 from $298.7 million in 2002. Factors impacting the decline in revenues in 2003 included a decrease in North America Class 8, bus and other customized transportation markets production volumes, which resulted in $17.5 million of decreased revenues and a $9.5 million decrease in certain trim-related products. These factors were partially offset by strong OEM sales in the Asian construction seating market of approximately $9.0 million as a result of rising demand for construction equipment in Asia to accommodate economic growth in that region and favorable foreign exchange fluctuations of $7.1 million.

      Gross Profit. Gross profit increased $0.2 million, or 0.4%, to $49.7 million in 2003 from $49.5 million in 2002. As a percentage of revenues, gross profit increased to 17.3% in 2003 from 16.6% in 2002. We believe the $0.2 million increase in gross profit resulted primarily from the continued implementation of our Lean Manufacturing and TQPS initiatives and the corresponding reduction in scrap and overtime expenses at our Vonore, TN facility, as offset by the reduction in revenues described above.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.4 million, or 1.4%, to $24.3 million in 2003 from $23.9 million in fiscal 2002. This increase resulted from $0.3 million of cost efficiency improvements, offset by approximately $0.7 million of unfavorable foreign exchange fluctuations.

      Amortization Expense. Amortization expense increased 51.6%, to $185,000 in 2003 from $122,000 in 2002.

      Other (Income) Expense. The $3.2 million loss in 2003 and the $1.1 million loss in 2002 represent the noncash change in value of the forward exchange contracts in existence at the end of each year.

      Interest Expense. Interest expense decreased $3.1 million, or 24.3%, to $9.8 million in 2003 from $12.9 million in 2002. This decrease reflects a reduction in average total debt of $6.4 million and a decrease in interest rates.

      Loss on Early Extinguishment of Debt. As part of the combination of CVS and National/ KAB Seating during March 2003, we wrote-off capitalized debt financing costs as well as certain costs incurred in connection with our credit agreement amendment. Total capitalized costs written-off and amendment costs expensed approximated $3.0 million.

      Provision for Income Taxes. Our effective tax rate was 57.1% in 2003 and 46.0% before the cumulative effect of a change in accounting principle in 2002. Provision for income taxes increased $0.1 million, or 0.6%, to $5.3 million in 2003 from $5.2 million in 2002. The increase in the effective tax rate relates to the mix of income and loss among our North American and European tax jurisdictions and among our subsidiaries and their individual tax jurisdictions.

      Cumulative Effect of Change in Accounting. The cumulative effect of change in accounting for 2002 represented the write-off of goodwill as a result of our adoption of the provisions of SFAS No. 142, effective January 1, 2002 (see “Critical Accounting Policies” below).

      Net Income. Net income for 2003 increased by $49.4 million to $4.0 million, from ($45.4) million in 2002, primarily as a result of the factors discussed above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenues. Revenues increased $27.5 million, or 10.1%, to $298.7 million in 2002 from $271.2 million in 2001. We believe this increase resulted from:

•	an increase in the Class 8 truck and other specialized transportation market volumes, which resulted in $24.4 million of increased revenues,

•	$2.8 million of favorable foreign exchange fluctuations and

•	increases in incremental new business of $11.0 million.

      These factors were partially offset by a $1.8 million decrease in certain trim-related products and the impact of strategically selling our European pressing operations of approximately $9.0 million.

      Gross Profit. Gross profit increased $7.9 million, or 18.9%, to $49.5 million in 2002 from $41.6 million in 2001. As a percentage of revenues, gross profit increased to 16.6% in 2002 from 15.4% in 2001. We believe this increase resulted from the implementation of cost containment efforts, such as facility shutdowns and head count reductions, and efficiency improvements of $1.2 million in addition to the favorable production volumes as discussed above.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.2 million, or 10.0%, to $23.9 million in 2002 from $21.8 million 2001. This increase resulted from an additional $1.0 million in employee salary costs, $500,000 in increased general insurance costs, $500,000 of increased travel expenses and $200,000 of other costs.

      Amortization Expense. Amortization expense decreased $3.7 million, or 96.8%, to $0.1 million in 2002 from $3.8 million in 2001. This decrease resulted from our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually or more frequently if impairment indicators arise.

      Restructuring Charges. We did not record any restructuring charges in 2002. In 2001, we recorded a restructuring charge of $0.4 million related to the closing of one of our manufacturing facilities. This amount was principally related to employee severance costs.

      Other (Income) Expense. The $1.1 million loss in 2002 and the $2.3 million gain in 2001 represent the noncash change in value of the forward exchange contracts in existence at the end of each year.

      Interest Expense. Interest expense decreased $2.0 million, or 13.1%, to $12.9 million in 2002 from $14.9 million in 2001. This decrease reflects a reduction in the total debt balance of $13.0 million.

      Provision for Income Taxes. Our effective tax rate was 46.0% before the cumulative effect of a change in accounting principle in 2002 and 165.9% in 2001 due to the establishment of a valuation allowance related to our net operating loss carryforwards in certain tax jurisdictions of one of our subsidiaries. Provision for income taxes increased $0.1 million, or 3.2%, to $5.2 million in 2002 from $5.1 million in 2001.

      Cumulative Effect of Change in Accounting. The cumulative effect of change in accounting for 2002 represents the write-off of goodwill as a result of our adoption of the provisions of SFAS No. 142, effective January 1, 2002.

      Net Income (Loss). Net income for 2002 decreased by $43.5 million to ($45.5) million from ($2.0) million in 2001, primarily as a result of the factors discussed above.

Restructuring and Asset Impairment Charges

      In 2000, we recorded a $5.6 million restructuring charge as part of our cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing our manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by the end of 2001. Our contractual commitments continue through 2005.

      In 2001, we continued our cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by the end of 2002. The contractual commitments continue through 2005.

      A summary of restructuring activities is as follows:

	Balance at		Balance at		Balance at
	December 31,	Payments/	December 31,	Payments/	December 31,
	2001	Utilization	2002	Utilization	2003

	(dollars in thousands)
Facility exit and other contractual costs	$1,996	$(819)	$1,177	$(390)	$787
Employee costs	201	(103)	98	(98)	—

Total	$2,197	$(922)	$1,275	$(488)	$787

Liquidity and Capital Resources

Cash Flows

      For the three months ended March 31, 2004, we generated cash from operations of $6.0 million. For the three months ended March 31, 2003, we used cash from operation of $3.2 million. Cash generated from operations was $10.4 million in 2003, $18.2 million in 2002 and $12.4 million in 2001.

      Net cash used in investing activities was $0.8 million for the first three months of 2004 compared to $1.4 million during the comparable period in 2003. Net cash used in investing activities was $6.0 million during 2003, compared to $4.9 million in 2002, and net cash provided by investing activities was $7.7 million in 2001. Total capital expenditures totaled $0.8 million in the first three months of 2004, compared to $1.4 million in the comparable period in 2003, $6.0 million in 2003, $4.9 million in 2002 and $4.9 million in 2001. Capital expenditures were primarily for equipment and tooling purchases related to new or replacement programs and current equipment upgrades. Cash proceeds of $12.6 million in 2001 were generated from the sale of certain non-core operations in Europe as well as a U.S. facility that was no longer in use. No gain or loss resulted upon these dispositions. We continue to focus on cash management and expect future annual capital expenditures to be below the level of our annual depreciation expense.

      Net cash used in financing activities totaled $7.7 million for the first three months of 2004 compared to net cash provided by financing activities of $3.3 million during the comparable period in 2003. Net cash used in financing activities was $2.8 million during 2003, compared to $14.8 million in 2002 and $24.8 million in 2001.

      The net cash used in 2003 was principally related to repayments of outstanding borrowings under our senior credit facilities. The net cash used in 2002 was the result of $17.3 million of repayments under our senior credit facilities, offset by the issuance of $2.5 million of subordinated debt to certain of our principal stockholders. The net cash used in 2001 was the result of $27.6 million of repayments under our senior credit facilities and repayment of $2.5 million of other long term debt, offset by the issuance of $7.0 million of subordinated debt to certain of our principal stockholders. We also incurred approximately $1.6 million of debt issuance costs during 2001 related to the refinancing of certain of our senior credit agreements and the issuance of the subordinated debt.

Debt and Credit Facilities

      As of March 31, 2004, our subsidiaries had an aggregate of $120.8 million of outstanding indebtedness under various financing arrangements, excluding $2.4 million of outstanding letters of credit. This indebtedness consisted of the following:

•	$15.4 million of revolving credit borrowings and a $40.8 million term loan under a senior credit facility that matures on January 2, 2006. Borrowings under this senior credit facility bear interest at various rates plus a margin based on certain financial ratios. As of March 31, 2004, the $15.4 million borrowings under the revolving credit facility bore interest at a weighted average rate of 5.5% and the $40.8 million borrowings under the term loan bore interest at a weighted average rate of 5.4%.

•	$8.4 million of revolving credit borrowings and term loans aggregating $35.3 million under a senior credit facility that matures on June 28, 2006. Borrowings under this senior credit facility bear interest at various rates plus a margin based on certain financial ratios. As of March 31, 2004, the $8.4 million borrowings under the revolving credit facility bore interest at a weighted average rate of 5.3% and the $35.3 million borrowings under the term loans bore interest at a weighted average rate of 5.5%.

•	$3.2 million of Sterling loan notes that were issued in connection with the acquisition of one of our subsidiaries in October 2000. The notes bear interest at LIBOR plus 3.5% and are due December 31, 2004. The applicable interest rate was 7.9% at March 31, 2004.

•	$3.0 million of subordinated notes issued in September 2002 to certain of our principal stockholders. These notes bear interest at a rate of 12% per annum and have a maturity date of September 30, 2006. Interest on the notes is payable on a monthly basis through the issuance of additional subordinated notes bearing the same terms as the original notes.

•	$8.2 million of subordinated notes issued in June 2000 to certain of our principal stockholders. These notes bear interest, payable monthly, at a rate of prime plus 1.25% (5.25% as of March 31, 2004) and have a maturity date of June 28, 2006. Interest since January 1, 2002 has been deferred.

•	$6.5 million of indebtedness from borrowings financed through the issuance of industrial development bonds relating to our Vonore, Tennessee facility. These borrowings have a final maturity of August 1, 2006 and bear interest at a variable rate based on the interest rate on the bonds, which is adjusted on a weekly basis by the placement agent such that the interest rate on the bonds is sufficient to cause the market value of the bonds to be equal to, as nearly as practicable, 100% of their principal amount. The interest rate was 1.25% at March 31, 2004.

      The senior credit facilities contain various restrictive covenants, including limitations on indebtedness, rental obligations, investments, cash dividends and capital expenditures. The senior credit facilities also require us to maintain certain financial ratios, including fixed charge coverage and funded debt to EBITDA and a minimum level of net worth. Trim Systems’ senior credit facility required it to maintain a specified ratio of funded debt to EBITDA at the end of each year-end reporting period. Trim System’s funded debt to EBITDA covenant ratio was 5.1 to 1.0 as of December 31, 2003, which failed to meet the 4.00 to 1.0 ratio required by the covenant as of such date. This senior credit facility was amended subsequent to December 31, 2003, and, as part of the amendment, the lenders waived noncompliance as of December 31, 2003 and adjusted the leverage ratio covenant to permit higher leverage ratios as of the end of the first three quarters of 2004. We classified these borrowings as long-term indebtedness on our consolidated balance sheet as of December 31, 2003 based on our expectation that we will maintain compliance with the restrictive covenants in this senior credit facility during 2004. Our subsidiaries were in compliance with all of their respective covenants as of December 31, 2003 and March 31, 2004. As of December 31, 2003 and March 31, 2004, we had additional borrowing availability under our revolving credit facilities of approximately $19.7 million and $25.1 million, respectively.

      In connection with this offering, we anticipate entering into a new $105.0 million senior credit facility, consisting of a $65.0 million term loan and a $40.0 million revolving credit facility. We intend to use borrowings under the term loan, together with proceeds of the offering contemplated hereby, to repay all of our existing borrowings under our existing senior credit facilities and to repay all of our existing subordinated indebtedness, including all deferred and paid-in-kind interest thereon.

      The final terms of the new senior credit facility are still being discussed with our principal lenders. Based on such discussions, however, we believe that the terms of the new senior credit facility will be as described herein. The actual terms of the new senior credit facility may ultimately be changed once the final terms are agreed with our lenders. Availability under the revolving credit facility will be subject to the lesser of (i) a borrowing base that is equal to the sum of (a) 80% of eligible accounts receivable plus (b) 50% of eligible inventory; or (ii) $40.0 million. Borrowings under the new senior credit facility will bear interest at a floating rate, which can initially be either the prime rate plus 1.00% per annum or

LIBOR plus 2.25% per annum. After the first six months, the applicable margins to the prime rate and LIBOR borrowings will be adjusted based on our leverage ratio. The new senior credit facility will contain various financial covenants, including a minimum fixed charge coverage ratio of not less than 1.30, and a minimum ratio of EBITDA to cash interest expense of not less than 2.50, in each case for the twelve month period ending on December 31 of each year, a limitation on the amount of capital expenditures of not more than $12.0 million in any fiscal year and a maximum ratio of total indebtedness to EBITDA as of the last day of each fiscal quarter as set forth below:

Maximum Total
Quarter(s) Ending	Leverage Ratio

9/30/04 and 12/31/04	3.00 to 1.00
3/31/05 through 12/31/05	2.75 to 1.00
3/31/06 through 12/31/06 and each fiscal quarter thereafter	2.50 to 1.00

      The new senior credit facility will also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, dividends, changes of control, incurring indebtedness, making loans and investments and transactions with affiliates. If we do not comply with such covenants or satisfy such ratios, our lenders could declare a default under the new senior credit facility, and our indebtedness thereunder could be declared immediately due and payable. The new senior credit facility will be collateralized by substantially all of our assets. The new senior credit facility will also contain customary events of default.

      Following the completion of this offering, we believe that cash flow from operating activities together with available borrowings under our new senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for at least the next twelve months. Capital expenditures for fiscal 2004 are anticipated to be $7.5 million. We do not need the proceeds of this offering to continue operations for the next twelve months. We regularly review acquisition and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

Contractual Obligations and Commercial Commitments

      The following table reflects our contractual obligations as of December 31, 2003:

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

	(dollars in thousands)
Long-term debt obligations	$127,474	$15,231	$112,243	$—	$—
Operating lease obligations	19,577	4,572	7,426	5,436	2,143

Total	$147,051	$19,803	$119,669	$5,436	$2,143

      Since December 31, 2003, there have been no material changes outside the ordinary course of our business to our contractual obligations as set forth above.

      The following reflects our long-term debt obligations as of December 31, 2003 on a pro forma basis after giving effect to the new senior credit facility, this offering and the application of the net proceeds therefrom:

	Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

	(dollars in thousands)
Pro forma long-term debt obligations	$91,074	$1,750	$15,750	$23,000	$50,574

      In addition to the obligations noted above, we have obligations reported as other long-term liabilities that consist principally of pension and post-retirement benefits, facility closure and consolidation costs, forward contracts, loss contracts and other items. In addition, we enter into agreements with our customers at the beginning of a given platform’s life to supply products for the entire life of that vehicle platform, which is typically five to seven years. These agreements generally provide for the supply of a customer’s production requirements for a particular platform, rather than for the purchase of a specific quantity of products. Accordingly, our obligations under these agreements are not reflected in the contractual obligations table above.

      As of December 31, 2003 and March 31, 2004, we were not party to significant purchase obligations for goods or services.

Off-Balance Sheet Arrangements

      We use standby letters of credit to guarantee our performance under various contracts and arrangements, principally in connection with our workers compensation liabilities and for leases on equipment and facilities. These letter of credit contracts are usually extended on a year-to-year basis. As of December 31, 2003 and March 31, 2004, we had outstanding letters of credit of $2.4 million. We do not believe that these letters of credit will be required to be drawn.

      We currently have no non-consolidated special purpose entity arrangements.

Certain Noncash Charges Related to Recent Stock Option Grants and this Offering

      To reward our senior management team for its success in reducing operating costs, integrating businesses and improving processes through cyclical periods, we recently granted options to purchase an aggregate of 910,869 shares of our new common stock to 16 members of our management team. The exercise price for such options is $5.54 per share. As modified, such options have a ten-year term, with 100% of such options being currently exercisable. We incurred a noncash compensation charge of $10.1 million in the second quarter of 2004 as a result of the grant of these options. This noncash compensation charge equals the difference between $5.54 and the fair market value of our common stock as of the grant date of these options.

      In addition, we anticipate incurring a pre-tax, noncash charge of approximately $1.2 million on the early extinguishment of debt with the proceeds of this offering. This relates to the write-off of unamortized debt issuance costs relating to our existing credit facilities.

Critical Accounting Policies and Estimates

      Our significant accounting policies are more fully described in Note 2 of our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by us in selecting appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate estimates, including those related to revenue recognition and sales commitments, valuation of goodwill, accounting for income taxes and defined benefit pension plan assumptions. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in our financial statements. Ultimate results could differ from our estimates under different assumptions or conditions.

      Revenue Recognition and Sales Commitments. We recognize revenue as our products are shipped from our facilities to our customers, which is when title passes to the customer for substantially all of our sales. We enter into agreements with our customers at the beginning of a given platform’s life to supply products for that platform. Once we enter into such agreements, fulfillment of our purchasing requirements is our obligation for the entire production life of the platform, with terms generally ranging from five to seven years, and we have no provisions to terminate such contracts. In certain instances, we may be committed under existing agreements to supply product to our customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, we record a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill our obligations to our customers. The estimated amount of such losses was approximately $1.5 million at December 31, 2003. We believe such estimate is reasonable and we do not anticipate additional losses; however, any change in the estimate will result in a change in period income (loss). We are subjected to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which we supplied products to our customers, a customer may hold us responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. Our policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors.

      Valuation of Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002.

      Upon adoption of SFAS No. 142, we completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of our three reporting units. Upon completion of the required assessments under SFAS No. 142, we determined that the fair market value of the goodwill assigned to two of our reporting units was lower than its book value, resulting in an after-tax transitional impairment charge of approximately $51.6 million. The write-off was recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations for the quarter ended March 31, 2002. Under the valuation techniques and approach applied by us in our SFAS No. 142 analysis, a change in certain key assumptions applied, such as the discount rate, projected future cash flows and mix of cash flows by geographic region could significantly impact the results of our assessment. The estimates we used are based upon reasonable and supportable assumptions and consider all available evidence. However, there is inherent uncertainty in estimating future cash flows and termination values.

      We perform impairment tests annually, during the second quarter, and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon our 2003 annual assessment, no impairment of goodwill was deemed to have occurred.

      Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate, including consideration of legal entity structure. This process involves us estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a given period, we must include an expense within the tax provision in the statement of operations. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $3.8 million as of December 31, 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily certain net operating loss carryforwards and temporary differences at certain of our subsidiaries as a result of legal entity structuring and tax jurisdictions, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that our actual results differ from our estimates or we adjust these estimates in future periods, the effects of these adjustments could materially impact our financial position and results of operations. In addition, future acquisitions or sales of our common stock may result in a change of ownership that may have an impact on our ability to use our net operating loss carryforwards and require the provision of an additional valuation allowance. The net deferred tax asset as of December 31, 2003 was $15.0 million, net of a valuation allowance of $3.8 million.

      Defined Benefit Pension Plan. We sponsor a defined benefit pension plan that covers certain of our hourly and salaried employees at our United Kingdom operations. Our policy is to make annual contributions to this plan to fund the normal cost as required by local regulations. In calculating obligation and expense, we are required to make certain actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries. We have historically used December 31 as our annual measurement date. For 2003, we assumed a discount rate of 5.75% to determine our benefit obligations. Holding other variables constant (such as expected return on plan assets and rate of compensation increase), a one percentage point decrease in the discount rate would have increased our expense by $0.7 million and our benefit obligation by $6.1 million.

      We employ a building block approach in determining the expected long-term rate of return for plan assets, based on historical markets, long-term historical relationships between equities and fixed income investments and considering current market factors such as inflation and interest rates. Holding other variables constant (such as discount rate and rate of compensation increase) a one percentage point decrease in the expected long-term rate of return on plan assets would have increased our expense by $0.2 million. We expect to contribute approximately $1.1 million to our pension plans in 2004.

      We employ a total return investment approach in managing pension plan assets whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. At December 31, 2003, our pension assets were comprised of 50% equity securities, 27% debt securities and 23% other investments.

      While any negative impact of these Critical Accounting Policies would generally result in noncash charges to earnings, the severity of any charge and its impact on stockholders’ investment could adversely affect our borrowing agreements, cost of capital and ability to raise external capital. Our senior management has reviewed these Critical Accounting Policies with the audit committee of our board of directors, and the audit committee has reviewed its disclosure in this management discussion and analysis.

Recent Accounting Pronouncements

      In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. We have adopted the new disclosure requirements as effective in 2004.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We do enter into financial instruments, from time to time, to manage and reduce the impact of changes in foreign currency exchange rates and interest rates and to hedge a portion of future anticipated currency transactions of our United Kingdom operations. The counterparties are major financial institutions.

      We manage our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate protection agreements. The objective of the interest rate protection agreements is to more effectively balance our borrowing costs and interest rate risk and reduce financing costs. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At March 31, 2004, all of our debt other than $3.0 million of our subordinated debt was variable rate debt. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for the next year of approximately $1.2 million. The impact on the fair market value of our debt at March 31, 2004 would have been insignificant.

      At March 31, 2004, we had no interest protection agreements outstanding. Outstanding foreign currency forward exchange contracts at March 31, 2004 are more fully described in the notes to our financial statements included elsewhere in this prospectus. The fair value of these contracts at March 31, 2004 amounted to a net asset of $2.5 million, which is reflected in other assets in our condensed March 31, 2004 balance sheet. None of these contracts have been designated as cash flow hedges; thus, the change in fair value at each reporting date is reflected as a noncash charge (income) in our statement of operations. We may designate future forward exchange contracts as cash flow hedges.

Foreign Currency Risk

      Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We use forward exchange contracts to hedge foreign currency translation exposures of our United Kingdom operations. We estimate our projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in our balance sheets, with the offsetting noncash gain or loss included in our statements of operations. We do not hold or issue foreign exchange options or forward contracts for trading purposes.

      Our primary exposures to foreign currency exchange fluctuations are pound sterling/ Eurodollar and pound sterling/ Japanese yen. At March 31, 2004, the potential reduction in earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would not have been significant. The foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur. The effects of the forward exchange contracts have been included in the above analysis; however, the sensitivity model does not include the inherent risks associated with the anticipated future transactions denominated in foreign currency.

Foreign Currency Transactions

      A significant portion of our revenues during the quarter ended March 31, 2004 and year ended December 31, 2003 were derived from manufacturing operations outside of the United States. The results of operations and the financial position of our operations in these other countries are principally measured in their respective currency and translated into U.S. dollars. A significant portion of the expenses generated in these countries is in currencies different from which revenue is generated. As discussed above, from time to time, we enter into forward exchange contracts to mitigate a portion of this currency risk. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.

      A significant portion of our assets at March 31, 2004 are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders’ investment. Accordingly, our stockholders’ investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.

Effects of Inflation

      Inflation potentially affects us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change as a result of inflation rates, translating into changes in interest expense. Second, general inflation can impact material purchases, labor and other costs. In many cases, we have limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that we serve. In the past few years, however, inflation has not been a significant factor.

INDUSTRY

      Within the commercial vehicle industry, we sell our products primarily to the heavy truck (Class 8) segment of the North American OEM market (53% of our 2003 sales), the North American aftermarket and OEM service organizations for use in Class 8 heavy trucks (23% of our 2003 sales) and the construction segments of the global OEM market (18% of our 2003 sales). The majority of our remaining 6% of 2003 sales were to other global commercial vehicle markets.

Commercial Vehicle Supply Market Overview

      Commercial vehicles are used in a wide variety of end markets, including local and long-haul commercial trucking, bus, construction, mining, general industrial, marine, municipal and recreation. The commercial vehicle supply industry can generally be separated into two categories: (1) sales to OEMs, in which products are sold in relatively large quantities directly for use by OEMs in new commercial vehicles; and (2) “aftermarket” sales, in which products are sold as replacements in varying quantities to a wide range of OEM service organizations, wholesalers, retailers and installers. In the OEM market, suppliers are generally divided into tiers — “Tier 1” suppliers (like our company), who provide their products directly to OEMs, and “Tier 2” or “Tier 3” suppliers, who sell their products principally to other suppliers for integration into those suppliers’ own product offerings.

      Our largest end-market segment, the commercial truck industry, is supplied by heavy- and medium-duty commercial truck suppliers. The commercial truck supplier industry is highly fragmented and comprised of several large companies and many smaller companies. In addition, the heavy-duty (Class 8) truck supplier industry is characterized by relatively low production volumes as well as considerable barriers to entry, including the following: (1) significant capital investment requirements, (2) stringent OEM technical and manufacturing requirements, (3) high switching costs to shift production to new suppliers, (4) just-in-time delivery requirements to meet OEM needs and (5) strong brand name recognition. Foreign competition is limited in the North American commercial vehicle market due to many factors, including the need to be responsive to order changes on short notice, high shipping costs, customer concerns about quality given the safety aspect of many of our products and service requirements.

      Although OEM demand for our products is directly correlated with new vehicle production, suppliers like us also can grow by increasing their product content per vehicle through cross selling and bundling of products, further penetrating business with existing customers and gaining new customers and expanding into new geographic markets. We believe that companies with a global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are well positioned to take advantage of these opportunities.

Commercial Truck Market

      Purchasers of commercial trucks include fleet operators, owner operators and other industrial end users. Commercial vehicles used for local and long-haul commercial trucking are generally classified by gross vehicle weight. Class 8 vehicles are trucks with gross weight in excess of 33,000 lbs. and Class 5 through 7 vehicles are trucks with gross weight from 16,001 lbs. to 33,000 lbs. The following table shows commercial vehicle production levels for 1999 through 2003 in North America:

	1999	2000	2001	2002	2003

	(thousands of units)
Class 8 heavy trucks	333	252	146	181	177
Class 5 - 7 light and medium-duty trucks	237	215	185	191	195

Total	570	467	331	372	372

Source: ACT Research.

      The following describes the major segments of the commercial vehicle market in which we compete:

Class 8 Truck Market

      The global Class 8 truck manufacturing market is concentrated in three primary regions: North America, Asia-Pacific and Europe. We believe that North America has the largest truck market of these three regions. The global Class 8 truck market is localized in nature due to the following factors: (1) the prohibitive costs of shipping components from one region to another, (2) the high degree of customization of Class 8 trucks to meet the region-specific demands of end users, and (3) the ability to meet just-in-time delivery requirements. According to ACT, four companies represented approximately 99% of North American Class 8 truck production in 2003. The percentages of Class 8 production represented by Freightliner, PACCAR, Volvo/Mack and International were 39%, 25%, 19% and 16%, respectively. We supply products to all of these OEMs.

      Production of commercial vehicles in North America peaked in 1999 and experienced a downturn from 2000 to 2003 that was due to a weak economy, reduced sales following above-normal purchases in advance of new EPA emissions standards, an oversupply of new and used vehicle inventory and lower spending on commercial vehicles and equipment. Following a substantial decline from 1999 to 2001, truck unit production increased modestly to 181,000 units in 2002 from 146,000 units produced in 2001, due primarily to the pre-buying of trucks that occurred prior to the October 2002 mandate for more stringent engine emissions requirements. Subsequent to the pre-buy, truck production continued to remain at historically low levels due to the continuing economic recession and the reluctance of many trucking companies to invest during this period.

      In mid-2003, evidence of renewed growth emerged and truck tonmiles (number of miles driven multiplied by number of tons transported) began to increase. Accompanying the increase in truck tonmiles, new truck sales also began to increase. During the second half of 2003, new truck dealer inventories declined and, consequently, OEM truck order backlogs began to increase. According to ACT, monthly truck order rates began increasing significantly in December 2003 and have continued to do so since. Class 8 net truck orders for the first four months of 2004 were approximately 135,000 units, up 123% from approximately 61,000 units in the same time period in 2003. Since 2003, all of the major OEMs have increased their truck build rates to meet the increased demand.

      The following table illustrates North American Class 8 truck orders for the first four months of 2004 compared to the same time period in 2003:

North American Class 8 Truck Orders

Sources: ACT Research — Monthly Market Indicators (May 2004); ACT Research — Truck, Bus and RV Industry Management Statistics (May 2004).

      According to ACT, unit production for 2004 is estimated to increase approximately 36% over 2003 levels to 244,000 units. According to the same source, truck unit production is expected to continue increasing in 2005 and 2006, with projected unit production of 298,000 units and over 300,000 units, respectively. We believe that this projected increase is due to several factors, including (1) improvement in the general economy in North America, which is expected to lead to growth in the industrial sector, (2) corresponding growth in the movement of goods, which is expected to lead to demand for new trucks and increasing requirements of logistics companies, (3) rising hauler profits, (4) the growing acceptance of new engines and (5) under-investment during the recent recession, and the growing need to replace aging truck fleets.

      We believe the following factors are currently driving the North American Class 8 truck market:

      Economic Conditions. The North American truck industry is directly influenced by overall economic growth and consumer spending. Since truck OEMs supply the fleet lines of North America, their production levels generally match the demand for freight. The freight carried by these trucks includes consumer goods, machinery, food and beverages, construction equipment and supplies, electronic equipment and a wide variety of other materials. Since most of these items are driven by macroeconomic conditions, the truck industry tends to follow trends of gross domestic product, or GDP. Generally, given the dependence of North American shippers on trucking as a freight alternative, general economic conditions have been a primary indicator of future truck builds.

      Truck Freight Growth. ACT projects that total domestic truck freight will continue to increase over the next five years, driven by growth in GDP. In addition, national suppliers and distribution centers, burdened by the pricing pressure of large manufacturing and retail customers, have continued to reduce on-site inventory levels. This reduction requires freight handlers to provide “to-the-hour” delivery options. As a result, Class 8 heavy-duty trucks have replaced manufacturing warehouses as the preferred temporary storage facility for inventory. Since trucks are typically viewed as the most reliable and flexible shipping alternative, truck tonmiles, as well as truck platform improvements, should continue to increase in order to meet the increasing need for flexibility under the just-in-time system. ACT forecasts that total heavy-duty truck tonmiles will increase from 2,545 billion in 2003 to 3,083 billion in 2008, as summarized in the following graph:

Total U.S. Tonmiles (Class 8)

(number of tonmiles in billions)

“E” — Estimated

Source: Freight Transportation Research Associates (April 2004).

      Truck Replacement Cycle and Fleet Aging. In 2002, the average age of Class 8 trucks passed the ten-year average of 5.5 years. In 2003, the average age increased further to 5.9 years. The average fleet age tends to run in cycles as freight companies permit their truck fleets to age during periods of lagging demand and then replenish those fleets during periods of increasing demand. Additionally, as truck fleets age, their maintenance costs increase. Freight companies must therefore continually evaluate the economics between repair and replacement. Other factors, such as inventory management and the growth in less-than-truckload freight shipping, also tend to increase fleet mileage and, as a result, the truck replacement cycle. The chart below illustrates the average age of active U.S. Class 8 trucks:

Average Age of Active U.S. Class 8 Trucks

(number of years)

Source: ACT Research (2004).

      Suppliers’ Relationships with OEMs. Supplier relationships with OEMs are long-term, close and cooperative in nature. OEMs must expend both time and resources to work with suppliers to form an efficient and trusted operating relationship. Following this investment, and in some cases, the designation of a supplier as standard, OEMs are typically hesitant to change suppliers given the potential for disruptions in production.

Commercial Truck Aftermarket

      Demand for aftermarket products tends to be less cyclical than OEM demand because vehicle owners are more likely to repair vehicles than purchase new ones during recessionary periods, and thus aftermarket demand generally is more stable during such periods. Demand for aftermarket products is driven by the quality of OEM parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage, the average useful life of vehicle parts and total tonmiles. The aftermarket is a growing market, as the overall size of the North American fleet of Class 8 trucks has continued to increase and is attractive because of the recurring nature of the sales. Additionally, aftermarket sales tend to be at a higher margin, as truck component suppliers are able to leverage their already established fixed cost base and exert moderate pricing power with their replacement parts. The recurring nature of aftermarket revenue provides some insulation to the overall cyclical nature of the industry, as it tends to provide a more stable stream of revenues.

Commercial Construction Vehicle Market

      Purchasers of heavy construction equipment (weighing over 12 metric tons) include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry related concerns. Purchasers of light construction equipment (weighing under 12 metric tons) include contractors, rental fleet owners, landscapers, logistics companies and farmers. Sales of heavy construction equipment are particularly dependent on the level of major infrastructure construction and repair projects such as highways, dams and harbors, which is a function of government spending and economic growth. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which in turn is influenced by interest rates.

Commercial Vehicle Industry Trends

      Our performance and growth are directly related to trends in the commercial vehicle market that are focused on end-user retention, comfort and safety. These commercial vehicle industry trends include the following:

      System Sourcing. Commercial vehicle OEMs are beginning to seek suppliers capable of providing fully-engineered, complete systems rather than suppliers who produce the separate parts that comprise a system. By outsourcing complete systems, OEMs are able to reduce the costs associated with the design and integration of different components and improve quality by requiring their suppliers to assemble and test major portions of the vehicle prior to beginning production. In addition, OEMs are able to develop more efficient assembly processes when complete systems are delivered in sequence rather than as individual parts or components.

      Globalization of Suppliers. To serve multiple markets more cost effectively, many commercial vehicle OEMs are manufacturing global vehicle platforms that are designed in a single location but are produced and sold in many different geographic markets around the world. Having operations in the geographic markets in which OEMs produce their global platforms enables suppliers to meet OEMs’ needs more economically and more efficiently.

      Shift of Design and Engineering to Suppliers. OEMs are focusing their efforts on brand development and overall vehicle design, instead of the design of individual vehicle systems. OEMs are increasingly looking to their suppliers to provide suggestions for new products, designs, engineering developments and manufacturing processes. As a result, Tier 1 suppliers are gaining increased access to confidential planning information regarding OEMs’ future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier 1 suppliers because they generally increase the Tier 1 suppliers’ percentage of vehicle content.

      Broad Manufacturing Capabilities. With respect to commercial vehicle interiors, OEMs are requiring their suppliers to manufacture interior systems and products utilizing alternative materials and processes in order to meet OEMs’ demand for customized styling or cost requirements. In addition, while OEMs seek to differentiate their vehicles through the introduction of innovative interior features, suppliers are proactively developing new interior products with enhanced features.

      Ongoing Supplier Consolidation. The worldwide commercial vehicle supply industry is in the early stages of consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their OEM customers as they expand globally. Suppliers need to provide OEMs with single-point sourcing of integrated systems and modules on a global basis, and this is expected to drive further industry consolidation. Furthermore, the cost focus of most major OEMs has forced suppliers to reduce costs and improve productivity on an ongoing basis, including by achieving economies of scale through consolidation.

BUSINESS

Our Company

      We are a leading supplier of interior systems, vision safety solutions and other cab-related products for the global commercial vehicle market, including the heavy-duty (Class 8) truck market, the construction market and other specialized transportation markets. As a result of our strong leadership in cab-related products and systems, we are positioned to benefit from the increased focus of our customers on cab design and comfort to better serve their end user, the driver. Our products include suspension seat systems, interior trim systems (including instrument panels, door panels, headliners, cabinetry and floor systems), mirrors, wiper systems, controls and switches specifically designed for applications in commercial vehicle cabs. We are differentiated from suppliers to the automotive industry by our ability to manufacture low volume customized products on a sequenced basis to meet the requirements of our customers. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products. We believe that we have the number one or two position in all of our major markets and that we are the only supplier in the North American commercial vehicle market that can offer complete interior systems including seats, interior trim and flooring.

      We offer a broad range of products and system solutions for a variety of end market vehicle applications. Over 60% of our 2003 sales were to the heavy-duty (Class 8) OEMs, with Freightliner (DaimlerChrysler), PACCAR, International (Navistar) and Volvo/ Mack, together with their respective service organizations, accounting for 18%, 26%, 8% and 4%, respectively, of our sales in 2003. In total, approximately 70% of our sales are in North America, with the balance in Europe and Asia. The following charts depict our 2003 net sales by product category and end markets served.

Product Category	End Markets Served

      Since 2000, we have been able to improve our operating margins each year despite the cyclical downturn in our end markets. In our largest market, the North American heavy-duty (Class 8) truck market, vehicle unit build rates declined from 332,600 units in 1999 to a low of 146,000 units in 2001, rebounding slightly to 176,700 units in 2003. Demand for commercial vehicles is expected to improve in 2004 due to a variety of factors, including a broad economic recovery in North America, the need to replace aging truck fleets as a result of under-investment, increasing freight volumes and improving hauler profits. According to ACT Research, the North American heavy-duty (Class 8) unit build rates are expected to grow from 176,700 in 2003 to over 300,000 in 2006. This trend is reflected in the North American heavy-duty (Class 8) order rate of approximately 135,000 units in the first four months of 2004, an increase of 123% from the same period in 2003.

      For the year ended December 31, 2003 and the three months ended March 31, 2004, our revenues were approximately $287.6 million and approximately $86.0 million, respectively, and our net income was approximately $4.0 million and approximately $5.5 million, respectively. At March 31, 2004, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had total indebtedness of approximately $84.4 million and stockholders’ equity of approximately $77.0 million.

Our Competitive Strengths

      We believe that our competitive strengths include the following:

      Leading Market Positions and Brands. We believe that we are the leading supplier of seating systems and interior trim products and the second largest supplier of wiper systems and mirrors for the North American commercial vehicle market. We believe that we are the largest global supplier of construction vehicle seating systems based upon the amount of our revenue derived from sales to this market. Our products are marketed under brand names that are well known by our customers and truck fleet operators. These brands include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, PrutsmanTM, Moto MirrorTM and RoadWatch®.

      Comprehensive Cab Product and Interior System Solutions. We believe that we offer the broadest product range of any commercial vehicle interior supplier. We manufacture approximately 50 product categories, many of which are critical to the interior subsystems of a commercial vehicle cab. We also utilize a variety of different processes, such as urethane molding, vacuum forming and “twin shell” vacuum forming, that enable us to meet each customer’s unique styling and cost requirements. The breadth of our product offering enables us to provide a “one-stop shop” for our customers, who increasingly require complete cab solutions from a single supply source. As a result, we believe that we have a substantial opportunity for further customer penetration through cross-selling initiatives and by bundling our products to provide complete system solutions.

      End-User Focused Product Innovation. A key trend in the commercial vehicle market is that OEMs are increasingly focused on cab design and comfort to better serve their end user, the driver, and our customers are seeking suppliers that can provide product innovation. We have a full service engineering and product development organization that proactively presents solutions to OEMs to meet these needs and enables us to increase our overall content on current platforms and models. Examples of our recent innovations that will result in better cost and performance parameters for our customers include: a new high performance air suspension seating system; the back cycler mechanism designed to reduce driver fatigue; the RoadWatch® system installed in a mirror base to detect road surface temperature; an aero-molded mirror; and a low-weight, cost effective tubular wiper system design.

      Flexible Manufacturing Capabilities. Because commercial vehicle OEMs permit their customers to select from an extensive menu of cab options, our customers frequently request modified products in low volumes within a limited time frame. We have a highly variable cost structure and can efficiently leverage our flexible manufacturing capabilities to provide low volume, customized products to meet each customer’s styling, cost and just-in-time delivery requirements. We have a network of 13 manufacturing locations in North America and Europe and are among the first commercial vehicle suppliers to establish operations in China. Our facilities are located near our customers to reduce distribution costs and to maintain a high level of customer service and flexibility.

      Strong Relationships with Leading Customers and Major Fleets. Because of our comprehensive product offerings, leading brand names and product innovation, we believe we are an important long-term supplier to all of the leading Class 8 truck manufacturers in North America and also a global supplier to leading construction and agriculture customers such as Caterpillar, Komatsu, Volvo, CNH Global (Case New Holland) and John Deere. In addition, through our sales and engineering forces, we maintain active relationships with the major truck fleet organizations that are end users of our products such as Yellow Freight, Swift Transportation, Schneider National and Ryder Leasing. As a result of our high-quality, innovative products, well-recognized brand names and customer service, a majority of the largest 100 fleet operators specifically request our products.

      Proven Management Team. Our management team is highly respected within the commercial vehicle market, and our nine senior managers have an average of 19 years of experience in the industry. We believe that our team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating business acquisitions and improving processes through cyclical periods.

Our Business Strategy

      In addition to capitalizing on expected growth in our end markets, our primary growth strategies are as follows:

      Increase Content, Expand Customer Penetration and Leverage System Opportunities. We are the only integrated commercial vehicle supplier that can offer complete interior systems. We are focused on securing additional sales from our existing customer base, and we actively cross-market a diverse portfolio of products to our customers to increase our content on the cabs manufactured by these OEMs. To complement our North American capabilities and enhance our customer relationships, we are working with OEMs as they increase their focus on international markets. We are one of the first commercial vehicle suppliers to establish operations in China and are aggressively working to secure new business from both existing customers with Chinese manufacturing operations and Chinese OEMs. We believe we are well positioned to capitalize on the migration by OEMs in the heavy truck and commercial vehicle sector towards commercial vehicle suppliers that can offer a complete interior system.

      Leverage Our New Product Development Capabilities. During the recent downturn, we invested significantly in our engineering capabilities and new product development in order to anticipate the evolving demands of our customers and end users. For example, we recently introduced a new wiper system utilizing a tubular linkage system with a single motor that operates both wipers, reducing the cost, space and weight of the wiper system. Also, we believe that our new high performance seat should enable us to capture additional market share in North America and provide us with opportunities to market this seat on a global basis. We will continue to design and develop new products that add or improve content and increase cab comfort and safety.

      Capitalize on Operating Leverage. We continuously seek ways to lower costs, enhance product quality, improve manufacturing efficiencies and increase product throughput. Over the past three years, we realized operating synergies with the integration of our sales, marketing and distribution processes; reduced our fixed cost base through the closure and consolidation of several manufacturing and design facilities; and have begun to implement our Lean Manufacturing and TQPS programs. We believe our ongoing cost saving initiatives and the establishment of our sourcing relationships in China will enable us to continue to lower our manufacturing costs. As a result, we are well positioned to grow our operating margins and capitalize on any volume increases in the heavy truck sector with minimal additional capital expenditures.

      Grow Sales to the Aftermarket. While the average life of a commercial vehicle is approximately six years, certain components, such as seats, wipers and mirrors, are replaced more frequently. We believe that there are opportunities to leverage our brand recognition to increase our sales to the replacement aftermarket. Since many aftermarket participants are small and locally focused, we plan to leverage our national scale to increase our market share in the fragmented aftermarket.

      Pursue Strategic Acquisitions. We will selectively pursue complementary strategic acquisitions that allow us to leverage the marketing, engineering and manufacturing strengths of our business and expand our sales to new and existing customers. The markets in which we operate are highly fragmented and provide ample consolidation opportunities.

Products

      We offer OEMs a broad range of products and system solutions for a variety of end market vehicle applications that include local and long-haul commercial truck, bus, construction and agricultural, end market industrial, marine, municipal and recreation. Fleets and OEMs are increasing their focus on cabs and their interiors to differentiate products and improve driver comfort and retention. We manufacture approximately 50 product categories, many of which are critical to the interior subsystems of a commercial vehicle cab. Although a portion of our products are sold directly to OEMs as finished components, we use most of our products to produce “systems” or “subsystems,” which are groups of component parts located throughout the vehicle that operate together to provide a specific vehicle function. Systems currently produced by us include seating, trim, body panels, storage cabinets, floor covering, mirrors, windshield wipers, headliners, window lifts, door locks and temperature measurement. We classify our products into three general categories: seats and seating systems, trim systems and components and mirrors, wipers and controls.

      The following table shows the percentage of sales from our principal product categories in 2003:

Product Category

Seats and Seating Systems	56%
Cab and Trim Systems	27
Mirrors, Wipers and Controls	17

Total	100%

      For additional information regarding our sales by product category, see Note 9 to our consolidated financial statements included elsewhere in this prospectus.

      Set forth below is a brief description of our products and their applications:

      Seats and Seating Systems. We design, engineer and produce seating systems primarily for Class 8 heavy trucks in North America and for commercial vehicles used in the construction and agricultural industries through our European operations. For the most part, our seats and seating systems are fully-assembled and ready for installation when they are delivered to the OEM. We offer a wide range of seats that include air suspension seats, static seats, passenger seats, bus seats and rail car seats. As a result of our strong product design and product technology, we are a leader in designing seats with convenience features and enhanced safety. Seats and seating systems are the most complex and highly specialized products of our three product categories.

      Class 8 Heavy Trucks. We produce seats and seating systems for Class 8 heavy trucks in our North American operations. Our Class 8 heavy truck seating systems are designed to achieve maximum driver comfort by adding a wide range of manual and power features such as lumbar supports, cushion and back bolsters and leg and thigh supports. Our Class 8 heavy truck seats are highly specialized based on a variety of different seating options offered in OEM product lines. Our seats are built to customer specifications in low volumes and consequently are produced in numerous combinations with a wide range of price points. There are approximately 350 parts in each seat, resulting in approximately 2.5 million possible seat combinations. Adding features to a standard seat is the principal way to increase pricing, and the price of one seat can range from $180 for a standard suspension seat to over $400 for an air seat with enhanced features.

      We differentiate our seats from our competitors’ seats by focusing on three principal goals: driver comfort, driver retention and decreased workers’ compensation claims. Drivers of Class 8 heavy trucks recognize and are often given the opportunity to specify their choice of seat brands, and we strive to develop strong customer loyalty both at the commercial vehicle OEMs and among the drivers. We believe that we have superior technology and can offer a unique seat base that is ergonomically designed, accommodates a range of driver sizes and absorbs shock to maximize driver comfort. We recently introduced the “Back Cycler” seat mechanism to reduce driver fatigue and a new high performance air suspension seat system.

      Other Commercial Vehicles. We produce seats and seating systems for commercial vehicles used in the global construction and agricultural, bus, commercial transport and municipal industries. The principal focus of these seating systems is durability. These seats are ergonomically designed for difficult working environments, to provide comfort and control throughout the range of seats and chairs. In addition, we currently have future orders to produce seats for boat manufacturers.

      Other Seating Products. Our European operations also manufacture office seating products. Our office chair was developed as a result of our experience supplying chairs for the heavy truck, agricultural and construction industry and is fully adjustable to maximize comfort at work. Our office chairs are available in a wide variety of colors and fabrics to suit many different office environments, such as emergency services, call centers, receptions, studios, boardrooms and general office.

      Trim Systems and Components. We design, engineer, and produce trim systems and components for the interior cabs of commercial vehicles. Our interior trim products are designed to provide a comfortable interior for the vehicle occupants as well as a variety of functional and safety features. The wide variety of features that can be selected by the Class 8 heavy truck customer makes trim systems and components a complex and highly specialized product category. For example, a sleeper cab can contain three times as many trim components as a day cab, and can cost, on average, over $900 for a fully loaded sleeper cab as compared to $260 for an average day cab. Set forth below is a brief description of our principal trim systems and components:

      Trim Products. Our trim products include A-Pillars, B-Pillars, door panels and interior trim panels. Door panels consist of several component parts that are attached to a substrate. Specific components include vinyl or cloth-covered appliqués, armrests, radio speaker grilles, map pocket compartments, carpet and sound-reducing insulation. In addition, door panels often incorporate electronic and electrical distribution systems and products, including lock and latch, window glass, window regulators and audio systems as well as wire harnesses for the control of power seats, windows, mirrors and door locks. Our products are attractive, lightweight solutions from a traditional cut and sew approach to a contemporary “molded” styling theme. The parts can be color matched or top good wrapped to integrate seamlessly with the rest of the interior. We recently developed a one-step “twin shell” vacuum forming process for flooring systems and headliners.

      Instrument Panels. We produce and assemble instrument panels that can be integrated with the rest of the interior trim. The instrument panel is a complex system of coverings and foam, plastic and metal parts designed to house various components and act as a safety device for the vehicle occupant.

      Body Panels (Headliners/ Wall Panels). Headliners consist of a substrate and a finished interior layer made of fabrics and materials. While headliners are an important contributor to interior aesthetics, they also provide insulation from road noise and can serve as carriers for a variety of other components, such as visors, overhead consoles, grab handles, coat hooks, electrical wiring, speakers, lighting and other electronic and electrical products. As the amount of electronic and electrical content available in vehicles has increased, headliners have emerged as an important carrier of electronic features such as lighting systems.

      Storage Systems. Our modular storage units and custom cabinetry are designed to improve comfort and convenience for the driver. These storage systems are designed to be integrated with the interior trim. These units may be easily expanded and customized with features that include refrigerators, sinks and water reservoirs. Our storage systems are constructed with durable materials and designed to last the life of the vehicle.

      Floor Covering Systems. We have an extensive and comprehensive portfolio of floor covering systems and dash insulators. Carpet flooring systems generally consist of tufted or non-woven carpet with a thermoplastic backcoating which, when heated, allows the carpet to be fitted precisely to the interior or trunk compartment of the vehicle. Additional insulation materials are added to minimize noise, vibration and harshness. Non-carpeted flooring systems, used primarily in commercial and fleet vehicles, offer improved wear and maintenance characteristics. The dash insulator separates the passenger compartment from the engine compartment and prevents engine noise and heat from entering the passenger compartment.

      Sleeper Bunks. We offer a wide array of design choices for upper and lower sleeper bunks for heavy trucks. All parts of our sleeper bunks can be integrated to match the rest of the interior trim. Our sleeper bunks arrive at OEMs fully assembled and ready for installation.

      Grab Handles and Armrests. Our grab handles and armrests are designed and engineered with specific attention to aesthetics, ergonomics and strength. Our T-SkinTM product uses a wide range of inserts and substrates for structural integrity. The integral skin urethane offers a soft touch and can be in-mold coated to specific colors.

      Bumper Fascias and Fender Covers. Our highly durable, lightweight bumper fascias and fender covers are capable of withstanding repeated impacts that would deform an aluminum or steel bumper. We utilize a production technique that chemically bonds a layer of paint to the part after it has been molded, thereby enabling the part to keep its appearance even after repeated impacts.

      Privacy Curtains. We produce privacy curtains for use in sleeper cabs. Our privacy curtains include features such as integrated color matching of both sides of the curtain, choice of cloth or vinyl, full “black out” features and low-weight.

      Sun Visors. Our sun visors are fully integrated for multi access mounting and pivot hardware. Our sun visor system includes multiple options such as mirrors, map pockets and different options for positioning. We use low pressure injection molding to produce our premium sun visors with a simulated grain texture.

      Mirrors, Wipers and Controls. We design, engineer and produce a wide range of mirrors, wipers and controls used in commercial vehicles. Set forth below is a brief description of our principal products in this category:

      Mirrors. We offer a wide range of round, rectangular, motorized and heated mirrors and related hardware, including brackets, braces and side bars. Most of our mirror designs utilize stainless steel pins, fasteners and support braces to ensure durability. We have recently introduced both road and outside temperature devices that are integrated into the mirror face or the vehicle’s dashboard through our Road WatchTM family of products. These systems are principally utilized by municipalities throughout North America to monitor surface temperatures and assist them in dispersing chemicals for snow and ice removal. We have recently introduced a new lower-cost system for use in long-haul commercial trucks and mission critical vehicles such as ambulances. We have also recently introduced a new molded aerodynamic mirror that is integrated into the truck’s exterior.

      Windshield Wiper Systems. We offer application-specific windshield wiper systems and individual windshield wiper components for all segments of the commercial vehicle market. Our windshield wiper systems are generally delivered to the OEM fully assembled and ready for installation. A windshield wiper system is typically comprised of a pneumatic electric motor, linkages, arms, wiper blades, washer reservoirs and related pneumatic or electric pumps. We also produce air-assisted washing systems for headlights and cameras to assist drivers with visibility for safe vehicle operation. These systems utilize window wash fluid and air to create a turbulent liquid/air stream that removes road grime from headlights and cameras. We offer an optional programmable washing system that allows for periodic washing and dry cycles for maximum safety. We have recently introduced a new low-weight, cost effective tubular wiper system design.

      Controls. We offer a range of controls and control systems that includes a complete line of window lifts and door locks, mechanic, pneumatic, electrical and electronic HVAC controls and electric switch products. We specialize in air-powered window lifts and door locks, which are highly reliable and cost effective as compared to similar products powered by electricity. We also offer a variety of electric window lifts and door locks.

Customers and Marketing

      We sell our products principally to the commercial vehicle OEM market. Approximately 72% of our 2003 sales were derived from sales to commercial vehicle OEMs, with the remainder derived principally from aftermarket sales.

      We supply our products primarily to heavy truck OEMs, the aftermarket and OEM service segment and other commercial vehicle OEMs. The following is a summary of our sales by end-user market segment in 2003:

End-User Market

Heavy Truck OEM	53%
Aftermarket and OEM Service	23
Construction	18
Bus	4
Other	2

Total	100%

      Our principal customers in the OEM market include Freightliner, International, PACCAR, Volvo/ Mack, Blue Bird and Thomas Built Buses. We believe we are an important long-term supplier to all leading Class 8 truck manufacturers in North America because of our comprehensive product offerings, leading brand names and product innovation. In our European operations, our principal customers include Volvo, CNH Global (Case New Holland), Komatsu and Caterpillar. We also sell our trim products to OEMs in the marine and recreational vehicle industries and seating products to office product manufacturers principally in Europe.

      The following is a summary of our significant OEM customers in 2003:

Customer

PACCAR	26%
Freightliner	18
International	8
Caterpillar	6
Volvo/ Mack	4
Komatsu	3
Other	35

Total	100%

Except as set forth in the above table, no other customer accounted for more than 10% of our revenues in 2003.

      Primarily as a result of our European operations, we derived approximately 30% of our sales from outside of North America in 2003. Our European operations currently serve customers located in Europe and Asia. For additional information regarding our sales to our principal customers and by geographic region, see Notes 9 and 10 to our consolidated financial statements included elsewhere in this prospectus.

      Our OEM customers generally source business to us pursuant to written contracts, purchase orders or other firm commitments in terms of price, quality, technology and delivery. Awarded business generally covers the supply of all or a portion of a customer’s production and service requirements of a particular product program rather than the supply of a specific quantity of products. In general, these contracts, purchase orders and commitments provide that the customer can terminate the contract, purchase order or commitment if we do not meet specified quality and delivery requirements. Such contracts, purchase orders or other firm commitments generally extend for the entire life of a platform, which is typically five to seven years. Although these contracts, purchase orders or other commitments may be terminated at any time by our customers (but not by us), such terminations have been minimal and have not had a material impact on our results of operations. In order to reduce our reliance on any one vehicle model, we produce products for a broad cross-section of both new and more established models.

      Our contracts with our major OEM customers generally provide for an annual productivity cost reduction. These reductions are calculated on an annual basis as a percentage of the previous year’s purchases by each customer. The reduction is achieved through engineering changes, material cost reductions, logistics savings, reductions in packaging cost and labor efficiencies. Historically, most of these cost reductions have been offset by both internal reductions and through the assistance of our supply base, although no assurances can be given that we will be able to achieve such reductions in the future. If the annual reduction targets are not achieved then the difference is recovered through price reductions. Our cost structure is comprised of a high percentage of variable costs that provides us with additional flexibility during economic cycles.

      Our sales and marketing efforts with respect to our OEM sales are designed to create overall awareness of our engineering design and manufacturing capabilities and to enable us to be selected to supply products for new and redesigned models of our OEM customers. Our sales and marketing staff works closely with our design and engineering personnel to prepare the materials used for bidding on new business as well as to provide a consistent interface between us and our key customers. Most of our sales and marketing personnel have engineering backgrounds which enable them to participate in the design and engineering aspects of acquiring new business as well as ongoing customer service. We currently have sales and marketing personnel located in every major region in which we operate. From time to time, we also participate in industry trade shows and advertise in industry publications. One of our ongoing initiatives is to negotiate and enter into long term supply agreements with our existing customers that allow us to leverage all of our business and provide a complete interior package to our commercial vehicle OEM customers.

      Our principal customers for our aftermarket sales include the OEM dealers and independent wholesale distributors. Our sales and marketing efforts for our aftermarket sales are focused on support of these two distribution chains, as well as direct contact with all major fleets.

Design and Engineering Support

      We work with our customers’ engineering and development teams at the beginning of the design process for new components and assemblies, or the redesign process for existing components and assemblies, in order to maximize production efficiency and quality. These processes may take place from one to three years prior to the commencement of production. On average, development of a new component takes 12 to 24 months during the design phase, while the re-engineering of an existing part may take from one to six months. Early design involvement can result in a product that meets or exceeds the customer’s design and performance requirements and is more efficient to manufacture. In addition, our extensive involvement enhances our position for bidding on such business. We work aggressively to ensure that our quality and delivery metrics distinguish us from our competitors.

      We focus on bringing our customers integrated products that have superior content, comfort and safety. Consistent with our value-added engineering focus, we have developed relationships with the engineering departments of our customers and have placed resident engineers with PACCAR and Freightliner, our two largest customers. These relationships not only help us to identify new business opportunities but also enable us to compete based on the quality of our products and services, rather than exclusively on price. We are currently involved in the design stage of several products for our customers and will begin production of these products in the years 2005 to 2007.

Intellectual Property

      We consider ourselves to be a leader in both product and process technology, and, therefore, protection of intellectual property is important to our business. Our principal intellectual property consists of product and process technology, a limited number of United States and foreign patents, trade secrets, trademarks and copyrights. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trade secret, trademark or copyright, or group of patents, trade secrets, trademarks or copyrights is critical to the success of our business. Our policy is to seek statutory protection for all significant intellectual property embodied in patents, trademarks and copyrights. From time to time, we grant licenses under our patents and technology and receive licenses under patents and technology of others.

      We market our products under well-known brand names that include KAB Seating, National Seating, Trim Systems, Sprague Devices, Sprague Controls, PrutsmanTM, Moto MirrorTM and RoadWatch®. We believe that our brands are valuable and are increasing in value with the growth of our business, but that our business is not dependent on such brands. We own U.S. federal registrations for several of our brands.

Research and Development

      Our objective is to be a leader in offering superior quality and technologically advanced products to our customers at competitive prices. We engage in ongoing engineering, research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop new products for existing and new applications.

Manufacturing

      A description of the manufacturing processes we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. Our seating operations utilize a variety of manufacturing techniques whereby fabric is affixed to an underlying seat frame. We also manufacture and assemble the seat frame, which involves complex welding. For the most part, we utilize outside suppliers to produce the individual components used to assemble the seat frame.

•	Trim Systems and Components. Our interior systems process capabilities include injection molding, low-pressure injection molding, urethane molding and foaming processes, compression molding, and vacuum and twin steel vacuum forming as well as various trimming and finishing methods.

•	Mirrors, Wipers and Controls. We manufacture our mirrors, wipers and controls utilizing a variety of manufacturing processes and techniques. Our mirrors, wipers and controls are 100% hand assembled, tested and packaged.

      We have a broad array of processes to offer our commercial vehicle OEM customers to enable us to meet their styling and cost requirements. The interior of the truck is the most significant and appealing aspect to the driver of the vehicle, and consequently each commercial vehicle OEM has unique requirements as to feel, appearance and features. Within the last three years, we added new technologies, including injection molding, compression molding and vacuum forming capabilities, to our facilities through research and development, licenses of patented technology and equipment purchases.

      The end markets for our products are highly specialized and our customers frequently request modified products in low volumes within an expedited delivery timeframe. As a result, we primarily utilize flexible manufacturing cells in the production of substantially all of our products. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. This provides flexibility by allowing efficient changes to the number of operations each operator performs. When compared to the more traditional, less flexible assembly line process, cell manufacturing allows us to maintain our product output consistent with our OEM customers’ requirements and reduce the level of inventory.

      When an end-user buys a truck, the end-user will specify the seat and other features for that truck. Because each of our seating systems is unique, our manufacturing facilities have significant complexity which we manage by building in sequence. We build our seating systems as orders are received, and systems are delivered to the customer’s rack in the sequence that the trucks come down the assembly line. We have systems in place that allow us to provide complete customized interior kits in boxes that are delivered in sequence. We keep track of our build sequence by vehicle identification number, and each component is identified by bar code. Sequencing reduces our cost of production because it eliminates warehousing costs and reduces waste and obsolescence, offsetting any increased labor costs. Our manufacturing facilities are strategically located near our customers’ assembly plants, which facilitates this process and minimizes shipping costs.

      With respect to all of our products, we employ just-in-time manufacturing and system sourcing to meet customer requirements for faster deliveries and to minimize our need to carry significant inventory levels. We utilize visual material systems to manage inventory levels, and in certain locations we have inventory delivered as often as two times per day from a nearby facility based on the previous day’s order. This eliminates the need to carry excess inventory at our facilities.

      Typically, in a strong economy, new vehicle production increases and there is more money to be spent on enhancements to the truck interior. As demand goes up, the mix of our products shifts towards more expensive systems, such as sleeper units, with enhanced features and higher quality materials. The shift from low-end units to high-end units amplifies the positive effect a strong economy has on our business. Conversely, when the market drops and customers shift away from ordering high-end units with enhanced features, our business suffers from both lower volume and lower pricing. We strive to manage down cycles by running our facilities at capacity while maintaining the capability and flexibility to expand. We work with our employees and rely on their involvement to help eliminate problems and re-align our capacity. During a ramp-up of production, we have plans in place to manage increased demand and achieve on-time delivery. Our strategies include alternating between human and machine production and allowing existing employees to try higher skilled positions while hiring new employees for lower skilled positions.

      During 2002, as a means to enhance our operations, we began to implement TQPS throughout our operations. TQPS is our customized version of Lean Manufacturing and consists of a 32 hour interactive class that is taught exclusively by members of our management team. While we are in the beginning phases of TQPS initiatives, a significant portion of the labor efficiencies we gained over the past few years is due to the program. TQPS is an analytical process in which we analyze each of our manufacturing cells and identify the most efficient process to improve efficiency and quality. The goal is to achieve total cost management and continuous improvement. Some examples of TQPS-related improvements are: reduced labor to move parts around the facility, clear walking paths in and around manufacturing cells and increased safety. An ongoing goal is to reduce the time employees spend waiting for materials within a facility.

Raw Materials and Suppliers

      A description of the principal raw materials we utilize for each of our principal product categories is set forth below:

•	Seats and Seating Systems. The principal raw materials used in our seat systems include steel, aluminum and foam chemicals, and are generally readily available and obtained from multiple suppliers under various supply agreements. Leather, fabric and certain components are also purchased from multiple suppliers under supply agreements. Typically, our supply agreements last for at least one year and can be terminated by us for breach or convenience. Some purchased components are obtained from our customers.

•	Trim Systems and Components. The principal raw materials used in our interior systems processes are resin and chemical products, which are formed and assembled into end products. These raw materials are obtained from multiple suppliers, typically under supply agreements which last for at least one year and are terminable by us for breach or convenience.

•	Mirrors, Wipers and Controls. The principal raw materials used to manufacture our mirrors, wipers and controls are steel, stainless steel, aluminum, glass and rubber, which are generally readily available and obtained from multiple suppliers.

      Our supply agreements generally provide for fixed pricing but do not require us to purchase any specified quantities. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules as well as service requirements. We purchase materials such as steel, foam, vinyl and cloth in large quantities on a global basis through our central corporate office, and other materials for which we require lower volumes are purchased directly by our facilities. We purchase steel at market prices, which in recent months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand. As a result, we are currently being assessed surcharges on certain of our purchases of steel, and, in certain circumstances, we have experienced difficulty in identifying steel for purchase. We are currently in discussions with our customers regarding passing these surcharges through to such customers. We do not believe we are dependent on a single supplier or limited group of suppliers for our raw materials.

Competition

      Within each of our principal product categories, we compete with a variety of independent suppliers and, in limited circumstances, with OEMs’ in-house operations, primarily on the basis of price, breadth of product offerings, product quality, technical expertise and development capability, product delivery and product service. We believe we are the only supplier in the North American commercial vehicle market that can offer complete interior systems, including seats, interior trim and flooring systems. A summary of our estimated market position and primary independent competitors is set forth below.

•	Seats and Seating Systems. We believe that we have the number one market position in North America with respect to our seating operations. We also believe that we have the number one market position in supplying seats and seating systems to commercial vehicles used in the construction industry on a worldwide basis. Our primary independent competitors in the North American commercial vehicle market include Sears Manufacturing Company, Transportation Technologies Industries, Inc. and Seats, Inc., and our primary competitors in the European commercial vehicle market include Grammar and Isringhausen.

•	Trim Systems and Components. We believe that we have the number one market position in North America with respect to our interior trim products. We face competition from a number of different competitors with respect to each of our trim system products and components. Overall, our primary independent competitors are ConMet, Fabriform, TPI, Findlay, Superior and Mitras.

•	Mirrors, Wipers and Controls. We believe that we hold the number two market position in North America with respect to our windshield wiper systems and mirrors. We face competition from a number of different competitors with respect to each of our principal products in this category. Our principal competitors for mirrors are Hadley, Lang-Mekra and Trucklite, and our principal competitors for windshield wiper systems are Johnson Electric, Trico and Valeo.

Seasonality

      OEMs’ production requirements are generally higher in the first three quarters of the year as compared to the fourth quarter. We believe this seasonality is due, in part, to demand for new vehicles softening during the holiday season and as a result of the winter months in North America and Europe. Also, the major North American OEM manufacturers generally close their production facilities for the last two weeks of the year.

Employees

      As of March 31, 2004, we had approximately 1,925 employees. Overall, approximately 20% of our employees are salaried and the balance are hourly. None of our hourly employees in our North American operations are unionized. We have experienced limited unionization efforts at certain of our facilities from time to time. Approximately 50% of our hourly employees in our United Kingdom operations are represented by a shop steward committee. We have not experienced any work stoppages and consider our relationship with our employees to be satisfactory.

Backlog

      We do not generally obtain long-term, firm purchase orders from our customers. Rather, our customers typically place annual blanket purchase orders, but these orders do not obligate them to purchase any specific or minimum amount of products from us until a release is issued by the customer under the blanket purchase order. Releases are typically placed within 30 to 90 days of required delivery and may be canceled at any time, in which case the customer would be liable for work in process and finished goods. We do not believe that our backlog of expected product sales covered by firm purchase orders is a meaningful indicator of future sales since orders may be rescheduled or canceled.

Properties

      Our corporate office is located in New Albany, Ohio. Substantially all of our manufacturing facilities are located near our OEM customers to reduce our distribution costs, reduce risk of interruptions in our delivery schedule, further improve customer service and provide our customers with reliable delivery of stock and custom requirements even under condensed time constraints. The following table provides selected information regarding our principal manufacturing facilities:

Approximate
Location	Products Produced	Square Footage	Ownership Interest

Vonore, Tennessee (2 facilities)	Seats, Mirrors	245,000 sq. ft.	Owned/ Leased
Northampton, England	Seats (office and commercial vehicle)	210,000 sq. ft.	Leased
Statesville, North Carolina (2 facilities)	Interior Trim, Seats	163,000 sq. ft.	Leased
Seattle, Washington	RIM Process, Interior Trim, Seats	156,000 sq. ft.	Owned
Michigan City, Indiana	Wipers, Switches	87,000 sq. ft.	Leased
Dublin, Virginia	Interior Trim, Seats	79,000 sq. ft.	Owned
Denton, Texas(1)	Interior Trim, Seats	69,000 sq. ft.	Leased
Vancouver, Washington (2 facilities)	Interior Trim	63,000 sq. ft.	Leased
Chillicothe, Ohio	Interior Trim, Dash Assembly	62,000 sq. ft.	Owned
Canby, Oregon	Switches/ Controls	53,000 sq. ft.	Owned
Shanghai, China	Seats	50,000 sq. ft.	Leased
New Albany, Ohio	Corporate Headquarters	8,000 sq. ft.	Leased
Tacoma, Washington	Injection Molding	25,000 sq. ft.	Leased
Plain City, Ohio	R&D, Lab	8,000 sq. ft.	Leased
Seneffs (Brussels), Belgium	Seat Assembly	35,000 sq. ft.	Leased
Brisbane (HQ), Australia	Seat Assembly	50,000 sq. ft.	Leased
Sodentalje (Stockholm), Sweden	Seat Assembly	12,000 sq. ft.	Leased
Dublin, Ohio	Administration	14,000 sq. ft.	Leased

(1)	This facility is currently dormant. We are subleasing a portion for a warehousing operation.

      We also have leased sales and service offices located in Australia and France. We currently expect to begin production at our Shanghai, China facility in the fourth quarter of 2004.

      Utilization of our facilities varies with North American and European commercial vehicle production and general economic conditions in such regions. All locations are principally used for manufacturing. All properties in the United States and Europe will be pledged as collateral to secure our obligations under our new senior credit facility.

Legal Proceedings

      From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of business. We do not have any material litigation at this time.

Environmental Matters

      We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain of our operations. Although we strive to comply with all applicable environmental, health, and safety requirements, we cannot assure you that we are, or have been, in complete compliance with such requirements. If we violate or fail to comply with environmental laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could have a material adverse effect on us.

      Several of our facilities are in the process of becoming certified in accordance with ISO 14000 (the international environmental management standard) or are developing similar environmental management systems. Although we have made, and will continue to make, capital expenditures to implement such environmental programs and comply with environmental requirements, we do not expect to make material capital expenditures for environmental controls in 2004 or 2005. The environmental laws to which we are subject have become more stringent over time, however, and we could incur material costs or expenses in the future to comply with environmental laws. For example, our Northampton, U.K. facility will likely be required to obtain an Integrated Pollution Prevention Control (IPPC) permit prior to 2007. That permit will require that we use best available techniques at the facility to minimize pollution. Although the requirements of the permit are not yet known, because the facility is already operating under an integrated pollution control permit, we do not expect to have to make material capital expenditures to obtain or comply with the IPPC permit.

      Certain of our operations generate hazardous substances and wastes. If a release of such substances or wastes occurs at or from our properties, or at or from any offsite disposal location to which substances or wastes from our current or former operations were taken, or if contamination is discovered at any of our current or former properties, we may be held liable for the costs of cleanup and for any other response by governmental authorities or private parties, together with any associated fines, penalties or damages. In most jurisdictions, this liability would arise whether or not we had complied with environmental laws governing the handling of hazardous substances or wastes.

Government Regulation

      The products we manufacture and supply to commercial vehicle OEMs are not subject to significant government regulation. Our business, however, is indirectly impacted by the extensive governmental regulation applicable to commercial vehicle OEMs. These regulations primarily relate to safety, emissions and noise standards imposed by the EPA, state regulatory agencies, such as the California Air Resources Board (CARB), and other regulatory agencies around the world. Commercial vehicle OEMs are also subject to the National Traffic and Motor Vehicle Safety Act and Federal Motor Vehicle Safety Standards promulgated by the National Highway Traffic Safety Administration.

      Changes in emission standards and other governmental regulations impact the demand for commercial vehicles and, as a result, indirectly impact our operations. For example, new emission standards governing heavy-duty diesel engines that went into effect in the United States on October 1, 2002 resulted in significant purchases of new trucks by fleet operators prior to such date and reduced short term demand for such trucks in periods following such date. New emission standards for engines used in Class 5 to 8 trucks imposed by the EPA and CARB are scheduled to come into effect during 2007.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information with respect to our current directors, director designees and executive officers (ages as of June 30, 2004).

Name	Age	Principal Position(s)

Scott D. Rued	47	Chairman and Director
Mervin Dunn	50	President, Chief Executive Officer and Director
Donald P. Lorraine	51	Managing Director — KAB Seating
Gerald L. Armstrong	42	President — CVG Americas
Robert E. Averitt	43	General Manager — Trim Systems
Timothy W. Schwartz	42	General Manager — CVS
Kevin D. Richards	43	Vice President of Engineering and Quality
James A. Lindsey	48	Vice President of Sales and Marketing
James F. Williams	57	Vice President of Human Resources
Chad M. Utrup	31	Vice President of Finance and Chief Financial Officer
S.A. Johnson	64	Director
Eric J. Rosen	43	Director designee
Richard A. Snell	62	Director designee

      The following biographies describe the business experience of our executive officers and directors.

      Scott D. Rued has served as a Director since February 2001 and Chairman since April 2002. Since September 2003, Mr. Rued has served as a Managing Partner of Thayer Capital Partners. Prior to joining Thayer, Mr. Rued served as President and Chief Executive Officer of Hidden Creek from May 2000 to August 2003. From January 1994 through April 2000, Mr. Rued served as Executive Vice President and Chief Financial Officer of Hidden Creek and from June 1989 through 1993 he served as Vice President — Finance and Corporate Development. Mr. Rued was a Director of Tower Automotive, Inc., a designer and producer of structural metal components and assemblies for the automotive market, from April 1993 to April 2003. Mr. Rued served as Vice President, Chief Financial Officer and a Director of Automotive Industries Holding, Inc. from April 1990 to 1995. Mr. Rued is presently the Chairman and a Director of Dura Automotive Systems, Inc., a manufacturer of driver control systems, window systems and door systems for the global automotive industry.

      Mervin Dunn has served as our President and Chief Executive Officer since June 2002, and prior thereto served as the Vice President Manufacturing of Trim Systems, upon his joining us in October 1999. From 1998 to 1999, Mr. Dunn served as the President and Chief Executive Officer of Bliss Technologies, a heavy metal stamping company. From 1988 to 1998 Mr. Dunn served in a number of key leadership roles at Arvin Industries, including Vice President of Operating Systems (Arvin North America), Vice President of Quality, and President of Arvin Ride Control. From 1985 to 1988, Mr. Dunn held several key management positions in engineering and quality assurance at Johnson Controls Automotive Group, an automotive trim company, including Division Quality Manager. From 1980 to 1985, Mr. Dunn served in a number of management positions for engineering and quality departments of Hyster Corporation, a manufacturer of heavy lift trucks.

      Donald P. Lorraine has served as the Managing Director of KAB Seating since 1989, as Group Operations Director from 1986 to 1989, and as the Factory Manager of KAB Seating’s main manufacturing facility in the United Kingdom from 1983 to 1986. Prior to joining KAB Seating, Mr. Lorraine served in several different roles in production management for the domestic appliance division of Tube Investments, a United Kingdom engineering company.

      Gerald L. Armstrong has served as the President — CVG Americas since March 2003. From July 2002 to March 2003, Mr. Armstrong served as Vice President and General Manager of National Seating and KAB North America. Prior to joining us, Mr. Armstrong served from 1995 to 2000 and from 2000 to July 2002 as Vice President and General Manager, respectively, of Gabriel Ride Control Products, a manufacturer of shock absorbers and related ride control products for the automotive and light truck markets, and a wholly owned subsidiary of ArvinMeritor Inc. Mr. Armstrong began his service with ArvinMeritor Inc., a manufacturer of automotive and commercial vehicle components, modules and systems in 1987, and served in various positions of increasing responsibility within its light vehicle original equipment and aftermarket divisions before starting at Gabriel Ride Control Products. Prior to 1987, Mr. Armstrong held various positions of increasing responsibility including Quality Engineer and Senior Quality Supervisor and Quality Manager with Schlumberger Industries and Hyster Corporation.

      Robert E. Averitt has served as the Vice President and General Manager of Trim Systems since January 2003 and prior thereto served as Director of Operations since 2002 and Manager and Director of Lean Manufacturing since 1999. Prior to joining us, Mr. Averitt served as the Vice President of Manufacturing at Bliss Technologies from 1998 to September 1999 and in several different management positions in industrial engineering, production control and continuous improvement at Arvin Industries from February 1989 to December 1997.

      Timothy W. Schwartz has served as the General Manager of CVS, Inc. since January 2000, and prior thereto served as Industrial Engineer at CVS starting in 1990 and in a number of key management positions prior to being appointed General Manager.

      Kevin D. Richards has served as the Vice President of Engineering and Quality since March 2002; joining us in December 1999 as Director of Quality. Prior to joining us, Mr. Richards served from January 1998 in various positions of increasing responsibility in engineering, quality and operations at Bliss Technologies, Inc., in both its light vehicle original equipment and aftermarket divisions, concluding his tenure there in September 1999 as its Vice President of Quality and Engineering. Prior to that, Mr. Richards served at Arvin Industries from October 1989 to January 1998 in a number of key positions including Vice President of Quality and Engineering.

      James A. Lindsey has served as the Vice President of Sales and Marketing since April 2002, and prior thereto served as Director of Industrial Products since August 1997. Prior to joining us, Mr. Lindsey served as Director of Sales for Parts Distribution and Development for Stewart and Stevenson, a contract management company.

      James F. Williams has served as the Vice President of Human Resources since August 1999. Prior to joining us, Mr. Williams served as Corporate Vice President of Human Resources and Administration for SPECO Corporation from January 1996 to August 1999. From April 1984 to January 1996, Mr. Williams served in various key human resource management positions in General Electric’s Turbine, Lighting and Semi Conductor business. In addition, Mr. Williams served as Manager of Labor Relations and Personnel Services at Mack Trucks’ Allentown Corporate location from 1976 to 1984.

      Chad M. Utrup has served as the Vice President and Chief Financial Officer since January 2003, and prior thereto served as the Vice President of Finance at Trim Systems since 2000. Prior to joining us in February 1998, Mr. Utrup served as a project management group member at Electronic Data Systems, a systems integration and IT support company. While with Electronic Data Systems, Mr. Utrup’s responsibilities included implementing cost recovery and efficiency programs at various Delphi Automotive Systems support locations.

      S.A. (“Tony”) Johnson has served as a Director since September 2000. Mr. Johnson served as the Chairman of Hidden Creek from May 2001 to May 2004 and from 1989 to May 2001 was its Chief Executive Officer and President. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. Mr. Johnson served as Chairman and a Director of Automotive Industries Holding, Inc., a supplier of interior trim components to the automotive industry, from May 1990 to August 1995. Mr. Johnson is also Chairman and Director of

Tower Automotive, Inc., a Director of Dura Automotive Systems, Inc. and a Director of J.L. French Automotive Castings, Inc.

      Eric J. Rosen will be named a Director upon completion of this offering. Mr. Rosen is Managing Director of Onex Investment Corp., an affiliate of Onex Corporation, a diversified industrial corporation, and has held that position since 1994. Mr. Rosen served as a Vice President of Onex Investment Corp. from 1989 to 1994. Prior thereto, Mr. Rosen was employed in the merchant banking group at Kidder, Peabody & Co. from 1987 to 1989. Mr. Rosen served as member of the board of directors of Automotive Industries Holding, Inc. from 1994 to 1995, of Tower Automotive, Inc. from 1993 to 1999 and of Dura Automotive Systems, Inc. from January 1995 to May 2003. Mr. Rosen also currently serves as a Director of J.L. French Automotive Castings, Inc. and DRS Technologies, Inc.

      Richard A. Snell will be named a Director upon completion of this offering. Mr. Snell has served as an Operating Partner at Thayer Capital Partners since 2003. Prior to joining Thayer, Mr. Snell served as Chairman and Chief Executive Officer of Federal-Mogul Corporation, an automotive parts manufacturer, from 1996 to October 2002 and as Chief Executive Officer of Tenneco Automotive, also an automotive parts manufacturer. Mr. Snell currently serves on the boards of Schneider National, Inc., The Brown Corporation of America, Inc., Heckethorn Manufacturing Company, Inc. and Associated Asphalt, Inc.

      Each director is elected to serve until the next annual meeting of stockholders or until a successor is duly elected and qualified. Our executive officers are duly elected by the board to serve until their respective successors are elected and qualified. There are no family relationships between any of our directors or executive officers. Our existing directors were elected pursuant to the terms of an investor stockholders agreement. See “Certain Relationships and Related Transactions — Investor Stockholders Agreement.”

Composition of the Board of Directors after this Offering

      Our amended and restated certificate of incorporation, which will be in effect immediately prior to this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2005 for the Class I directors, 2006 for the Class II directors and 2007 for the Class III directors.

      Upon the closing of this offering:

•	our Class I director will be Scott D. Rued;

•	our Class II directors will be Mervin Dunn and S.A. Johnson; and

•	our Class III directors will be Eric J. Rosen and Richard A. Snell.

      Our amended and restated by-laws, which will be in effect immediately prior to this offering, will provide that the authorized number of directors, which will be five, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

      Upon the completion of this offering, our board of directors will consist of five members, one of whom will qualify as “independent” according to the rules and regulations of the SEC and The Nasdaq National Market. The rules of the SEC and The Nasdaq National Market require that we add an additional “independent” director within 90 days after the completion of this offering and that a majority of our board of directors qualify as “independent” no later than the first anniversary of the completion of this offering. We intend to comply with these requirements and expect to add additional “independent” directors by the first anniversary of the completion of this offering.

Compensation of Directors

      Our directors are currently not entitled to receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not our employees or who are not otherwise affiliated with us or our principal stockholders will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company. See “Certain Relationships and Related Transactions — Management Agreement” for a discussion of the relationship between us and Hidden Creek.

Committees of the Board of Directors

      Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The board may also establish other committees from time to time to assist in the discharge of its responsibilities.

      Audit Committee. Upon completion of this offering, our audit committee will be comprised of Messrs. Rued, Rosen and Snell. Mr. Rued will initially be named as our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K. The audit committee will be responsible for: (1) the appointment, compensation, retention and oversight of the work of the independent auditors engaged for the purpose of preparing and issuing an audit report; (2) reviewing the independence of the independent auditors and taking, or recommending that our board of directors take, appropriate action to oversee their independence; (3) approving, in advance, all audit and non-audit services to be performed by the independent auditors; (4) overseeing our accounting and financial reporting processes and the audits of our financial statements; (5) establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (6) engaging independent counsel and other advisers as the audit committee deems necessary; (7) determining compensation of the independent auditors, compensation of advisors hired by the audit committee and ordinary administrative expenses; (8) reviewing and assessing the adequacy of a formal written charter on an annual basis; and (9) handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time. Our board of directors will adopt a written charter for our audit committee, which will be posted on our web site. Deloitte & Touche LLP currently serves as our independent accountants.

      Compensation Committee. Upon completion of this offering, our compensation committee will be comprised of Messrs. Rued, Rosen and Snell. The compensation committee will be responsible for: (1) determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers; (2) reviewing our compensation and benefit plans to ensure that they meet corporate objectives; (3) administering our stock plans and other incentive compensation plans; and (4) such other matters that are specifically delegated to the compensation committee by our board of directors from time to time. Our board of directors will adopt a written charter for our compensation committee, which will be posted on our web site.

      Nominating and Corporate Governance Committee. Upon completion of this offering, our nominating and corporate governance committee will be comprised of Messrs. Rued, Rosen and Snell. The nominating and corporate governance committee will be responsible for: (1) selecting, or recommending to our board of directors for selection, nominees for election to our board of directors; (2) making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members; (3) monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and (4) such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time. Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will specifically address the nominations process and will be posted on our web site.

      We expect that the additional “independent” directors that we will add in the year following completion of this offering will replace existing members of our audit, compensation and nominating and corporate governance committees to the extent necessary to comply with the applicable rules and regulations of the SEC and The Nasdaq National Market.

Compensation of Executive Officers

      The following table shows compensation information for the year ended December 31, 2003 for our chief executive officer and the four other executive officers who were our most highly compensated executive officers for that year (the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and Principal Position	Salary ($)	Bonus ($)	Compensation ($)(1)	Compensation ($)

Mervin Dunn	$314,995	$297,442	—	$4,725	(2)
President and Chief Executive Officer
Donald P. Lorraine(3)	216,214	148,788	—	—
Managing Director — KAB Seating
Gerald L. Armstrong	170,000	81,532	—	5,100	(4)
President — CVG Americas
James F. Williams	165,007	79,137	—	2,475	(5)
Vice President of Human Resources
Chad M. Utrup	151,008	75,715	—	2,265	(6)
Vice President of Finance and Chief Financial Officer

(1)	Pursuant to applicable SEC regulations, perquisites and other personal benefits are omitted because they did not exceed the lesser of either $50,000 or 10% of total annual salary and bonus.

(2)	Consists of a matching payment of $4,725 to one of our 401(k) plans.

(3)	Amounts paid to Mr. Lorraine have been translated into United States dollars at a rate of $1.6532 = £1.00, the average exchange rate during the year ended December 31, 2003.

(4)	Consists of a matching payment of $5,100 to one of our 401(k) plans.

(5)	Consists of a matching payment of $2,475 to one of our 401(k) plans.

(6)	Consists of a matching payment of $2,265 to one of our 401(k) plans.

Option Grants in Last Fiscal Year

      We did not grant any options to the Named Executive Officers during our last completed fiscal year. See “Management — Employee Benefit Plans — Management Stock Option Plan” for a description of the stock options we recently granted to members of our senior management team.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      Our Named Executive Officers did not exercise any options during our last completed fiscal year and did not hold any unexercised options as of December 31, 2003.

Change in Control and Non-Competition Agreements

      We have agreements with each of our named executive officers pursuant to which each is entitled to a severance payment equal to 12 months salary and outplacement assistance for a period of one year in the event of termination without cause following a change of control.

      Prior to completion of the offering, we intend to enter into non-competition agreements with each of our executive officers pursuant to which each will agree not to compete with us during the period in which each is employed by us and for a two-year period thereafter.

Employment Agreement

      We have entered into an employment agreement, dated as of May 16, 1997, with Donald P. Lorraine, pursuant to which Mr. Lorraine serves as the Managing Director — KAB Seating. The employment agreement with Mr. Lorraine continues until terminated by either party, and will automatically terminate under certain circumstances. The employment agreement provides for a base salary that is subject to annual review and a performance related bonus.

      If, within one year of a change of control, Mr. Lorraine resigns, his employment is terminated or there is a material change in his responsibilities, or if we materially breach the employment agreement, Mr. Lorraine will be entitled to receive 24 months’ salary, payable on termination of the employment agreement, and the value of certain of his benefits had the employment agreement continued for a further period of 24 months. The employment agreement contains various covenants, including covenants relating to confidentiality, non-competition and non-solicitation.

Pension Plan

      We sponsor a defined benefit plan that covers certain of our employees in the United Kingdom. The following table illustrates the approximate annual pension benefits payable under this pension plan to Mr. Donald P. Lorraine, one of our named executive officers. All amounts have been translated into United States dollars at a rate of $1.653=£1.00, the average exchange rate during the year ended December 31, 2003.

	Years of Service at Retirement

Compensation	15	20	25	30	35

$125,000	$31,250	$41,667	$52,083	$62,500	$72,917
150,000	37,500	50,000	62,500	75,000	87,500
175,000	43,750	58,333	72,917	87,500	102,083
200,000	50,000	66,667	83,333	100,000	116,667
225,000	56,250	75,000	93,750	112,500	131,250
250,000	62,500	83,333	104,167	125,000	145,833
300,000	75,000	100,000	125,000	150,000	175,000
400,000	100,000	133,333	166,667	200,000	233,333
450,000	112,500	150,000	187,500	225,000	262,500
500,000	125,000	166,667	208,333	250,000	291,667

      Pension benefits are calculated on the basis of one sixtieth of final pensionable salary for each year of service. The definition of final pensionable salary is an average of the best three consecutive salaries in the 10 years prior to retirement. Benefits shown in the table are computed on a straight life annuity (with a

10-year certain term) beginning at age 65 and not subject to any deduction for any other social security benefits. Mr. Lorraine has 23 years of credited service under the plan.

Employee Benefit Plans

Equity Incentive Plan

      Our board of directors plans to adopt and submit to our stockholders for approval an Equity Incentive Plan (the “Equity Incentive Plan”), which will be effective immediately prior to the completion of this offering. The Equity Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

      Administration. The Equity Incentive Plan will be administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the Equity Incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.

      Participation. Individuals who will be eligible to participate in the Equity Incentive Plan will be directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

      Type of Awards. The Equity Incentive Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

      Available Shares. An aggregate of 1,000,000 shares of our common stock will initially be reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan unless, in the case of options granted under the Equity Incentive Plan, related SARs are exercised. The Equity Incentive Plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 20% of the total number of shares authorized for issuance under the Equity Incentive Plan.

      Option Grants. Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

      Terms of Options. The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

      Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of an SAR will be determined by the compensation committee. However, no SAR may have a term exceeding ten years.

      Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 30 days after the date of such cessation. In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

      Restricted Stock and Deferred Shares. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. An award of deferred shares confers upon a participant the right to receive shares of our common stock at the end of a deferral period set by the compensation committee, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of the deferral period. Prior to settlement, an award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted in connection with restricted stock or deferred shares.

      Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.

      Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the Equity Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.

      Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the Equity Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment.

      Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally will have the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or SARS or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Equity Incentive Plan.

Management Stock Option Plan

      On May 20, 2004, our board of directors approved our Management Stock Option Plan, which authorizes the grant of nonqualified stock options to our executives and other key employees. Awards to purchase an aggregate of 910,869 shares of our new common stock were granted on May 20, 2004, at an exercise price of $5.54 per share, to 16 members of our management team (after giving effect to the reclassification and stock split). As modified, such options have a ten-year term, with 100% of such options being currently exercisable. Awards were granted to a participant pursuant to an agreement entered into between us and such person. Provisions of such agreements set forth the types of awards being granted, the total number of shares of common stock subject to the award, the price, the periods during which such award may be exercised and such other terms, provisions, limitations, and performance objectives as are approved by our board of directors or its designated committee, which are not inconsistent with the terms of the Management Stock Option Plan. We do not intend to issue any additional options under this plan.

Other Outstanding Options

      In connection with our merger with Trim Systems, options to purchase 10,000 shares of Trim Systems, Inc.’s common stock at an exercise price of $36.40 per share were converted into options to purchase 38,601 shares of our new common stock at an exercise price of $9.43 per share.

401(k) Plans

      We sponsor various tax-qualified employee savings and retirement plan, or 401(k) plans, that cover most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plans, eligible employees may elect to contribute a minimum of 1% of their annual compensation, up to a maximum amount equal to the lesser of 6% of their annual compensation or the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretionary percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. Our expenses related to these plans amounted to approximately $291,000, $380,000 and $221,000 in 2003, 2002 and 2001, respectively.

Director and Officer Indemnification and Limitation on Liability

      Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of CVG, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of CVG or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships Among Certain Stockholders and Directors

      Mr. S.A. Johnson, who currently serves as a member of our board of directors, served as the Chairman of Hidden Creek Industries from May 2001 to May 2004 and as its Chief Executive Officer from 1989 to May 2001. Hidden Creek is a private industrial management company that is a partnership controlled by Onex and is based in Minneapolis, Minnesota. Mr. Scott D. Rued, our current Chairman, served as an executive officer of Hidden Creek from June 1989 through August 2003. Both Mr. Johnson and Mr. Rued are stockholders in a corporation that is the general partner of Hidden Creek. Two of our former directors, Mr. Daniel F. Moorse and Ms. Judith A. Vijums, are also executive officers of Hidden Creek. In addition, three of the selling stockholders in the offering, Messrs. Kenneth W. Hager, David J. Huls and Carl E. Nelson, are also executive officers of Hidden Creek. Messrs. Scott D. Rued, S.A. Johnson, Carl E. Nelson, Kenneth W. Hager, David J. Huls and Daniel F. Moorse and Ms. Judith A. Vijums are all general partners in J2R Partners VI (other than Mr. Hager) and J2R Partners VII and Messrs. Scott D. Rued, S.A. Johnson, Carl E. Nelson and David J. Huls and Ms. Judith A. Vijums are general partners of J2R Partners II. These three partnerships invested along with Onex in the acquisitions of Trim Systems, CVS and National/ KAB Seating. Prior to the completion of this offering, these partnerships will distribute the shares of common stock they currently hold to their respective partners.

CVS Merger

      On March 28, 2003, we merged one of our wholly owned subsidiaries into CVS. Pursuant to the merger, the former stockholders of CVS received our shares on a one-for-one basis resulting in the issuance of an aggregate of 2,917 shares of our Class A Common Stock, 50,000 shares of our Class B Common Stock, 12,500 shares of our Class C Common Stock, 47,593 shares of our Class D-1 Common Stock and 11,898 shares of our Class E Common Stock. Certain of our current and former directors, principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	Class	No. of Shares*

Scott D. Rued	Class A	350.00
S.A. Johnson	Class A	1,166.70
Judith A. Vijums	Class A	72.93
Daniel F. Moorse	Class A	72.93
Hidden Creek	Class A	437.60
Onex and affiliates	Class B	50,000.00
Baird Capital Partners III L.P. and its affiliates	Class D-1	28,148.00
Norwest Equity Partners VII L.P.	Class D-1	18,519.00
J2R Partners VI	Class C	12,500.00
	Class E	11,898.00

*	Does not give effect to the reclassification and stock split effected in connection with this offering.

Trim Systems Merger

      On August 2, 2004, we merged one of our wholly owned subsidiaries with and into Trim Systems. Pursuant to the merger, the former stockholders of Trim Systems received an aggregate of 71,639 shares of our common stock in exchange for their shares of Trim Systems. Certain of our current and former directors, principal stockholders and other affiliated entities were issued shares in this merger as follows:

Name	Class	No. of Shares*

Onex and affiliates	Class A	34,886
	Class B	27,932
J2R Partners II	Class C	5,569
Mervin Dunn	Class A	85
Chad M. Utrup	Class A	47
James F. Williams	Class A	34
Daniel F. Moorse	Class A	54
Scott D. Rued	Class A	208
Judith A. Vijums	Class A	69

*	Does not give effect to the reclassification and stock split effected in connection with this offering.

Investor Stockholders Agreement

      Substantially all of our existing stockholders are party to an investor stockholders agreement. This agreement provides that our board of directors would be initially comprised of: (1) two representatives designated by Hidden Creek, (2) one representative designated by Onex, (3) one representative designated by Baird Capital Partners III L.P. and its affiliates and (4) one representative designated by Norwest Equity Partners VII L.P. Pursuant to the terms of this agreement, each of the parties agreed to vote their common stock as directed by J2R Partners VII on the designation of director representatives, the election of directors and on all other matters submitted to a vote of stockholders, and has granted the person who is at any time the Managing General Partner of J2R Partners VII a proxy to vote their common stock, with certain exceptions. The voting provisions of this agreement will automatically terminate in connection with the completion of this offering.

      The stockholders agreement also generally restricts the transfer of any shares of common stock held by the parties to the agreement by granting certain parties thereto rights of first offer and participation rights in connection with any proposed transfer by any other party, with certain exceptions. In addition, we have agreed not to issue to any person at any time prior to an initial public offering of equity securities, any shares of common stock or any other securities entitled to participate in distributions or to vote (or securities convertible or exercisable for any of the foregoing) unless the parties to the stockholders agreement are given the opportunity to purchase their pro rata share at the same price and on the same terms, subject to certain exceptions.

      In connection with our merger with Trim Systems, substantially all of the prior non-management stockholders of Trim Systems were added as parties to this agreement.

Management Stockholders Agreement

      Trim Systems entered into a management stockholders agreement with certain members of its former management. Pursuant to this agreement, each management stockholder granted a right of first refusal to Trim Systems and certain of its non-management stockholders with regard to the disposition of his shares. If Trim Systems had become a public company, under this agreement, a management stockholder desiring to sell his stock would have been able to sell up to 5% of his stock in the public market during any 90-day period, up to a maximum of one-third of the stock acquired by the management stockholder prior to such date, subject to this right of first refusal.

      Each of the management stockholders party to this agreement also agreed that they would sell their stock, at book value, to either Trim Systems or certain of its non-management stockholders, in the event their employment was terminated for any reason at any time prior to an initial public offering. If Trim Systems had become a public company, after such time, a management stockholder would have been able to sell his stock in the public market, provided that, in the event such management stockholder’s employment had terminated due to: (1) retirement, he could sell his stock so long as he did not sell more than 75% of his stock during the year following his termination; (2) his death or disability, he could sell without restriction; and (3) in all other cases, he could sell his stock so long as he did not sell more than 50% of his stock in the year following his termination.

      The agreement further provided that, in the event Trim Systems’ board of directors had approved a sale of the company, Trim Systems would have had a right to require each management stockholder to sell such management stockholder’s stock to the proposed purchaser. In addition, in the event Trim Systems had effected a public offering, it had agreed to include each management stockholder’s stock in such offering, provided that each management stockholder did not register a greater proportion of his stock than the proportion of Trim Systems’ stock being registered in such offering.

      In connection with our merger with Trim Systems, we intend to enter into a new management stockholders agreement with certain members of Trim Systems’ management on substantially the same terms as Trim Systems’ former management stockholders agreement. The terms of the new management stockholders agreement will govern all common stock owned or later acquired by the management stockholders other than any stock purchased in the open market after we have consummated this offering.

Registration Agreement

      Substantially all of our existing stockholders are party to a registration agreement. Pursuant to the terms of this agreement, (1) the holders of a majority of our shares of Class B Common Stock, or (2) if no Class B Common Stock shall remain outstanding, the holders of a majority of the shares of our common stock, may request, at any time, up to five registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. In addition, at any time after we have completed a public offering, the holders of a majority of the shares of our Class D-1 Common Stock may request an unlimited number of registrations of all or any part of their common stock on Form S-1 or any similar long-form registration statement or, if available, on Form S-2 or S-3 or any similar short-form registration statement, each at our expense. The rights of the holders of our Class D-1 Common Stock to request registration terminates once such holders hold less than 10% of the shares of Class D-1 Common Stock that they held at the time that this agreement was entered. At present, Onex or its affiliates own 100.0% of the outstanding Class B Common Stock and Baird Capital III L.P. and its affiliates and Norwest Equity Partners VII L.P. own 47.6% and 50.1%, respectively, of the outstanding Class D-1 common stock. In addition, in connection with our merger with Trim Systems, substantially all of the prior stockholders of Trim Systems were added as parties to this agreement.

      In the event that the holders of these securities make such a demand registration request, all other parties to the registration agreement will be entitled to participate in such registration, subject to certain limitations. The registration agreement also grants to the parties thereto piggyback registration rights with respect to all other registrations by us and we will pay all expenses related to such piggyback registrations.

Management Agreements

      On October 5, 2000, we entered into a management agreement with Hidden Creek, which was amended and restated on March 28, 2003 in connection with the CVS merger. Pursuant to this agreement, Hidden Creek agreed to assist in financing activities, strategic initiatives, and acquisitions in exchange for an annual fee of $1.0 million (subject to annual increases based on changes in the consumer price index). In addition, we also agreed to pay Hidden Creek a reasonable and customary fee as compensation for services rendered in transactions that we may enter into from time to time. Trim Systems had a similar management agreement with Hidden Creek. This agreement will terminate in accordance with its terms upon completion of this offering. Any future management agreement will be subject to the approval of our board of directors. In the aggregate, Hidden Creek received $1.7 million, $1.0 million and $1.6 million for services rendered under these agreements and related expenses in 2001, 2002 and 2003, respectively.

Transactions with Significant Stockholders

      On September 30, 2002, we borrowed an aggregate of $2.5 million through the issuance of subordinated promissory notes to certain of our principal stockholders and affiliated entities as follows: Hidden Creek — $1,507,407, Norwest Equity Partners VII L.P. — $622,222, Baird Capital Partners III L.P. and its affiliates — $370,371. These notes bear interest at a rate of 12% per annum and have a maturity date of September 30, 2006. Interest on the notes is payable in kind on a monthly basis.

      On June 28, 2001, Trim Systems Operating Corp. borrowed an aggregate of $7.0 million through the issuance of two promissory notes, one to an affiliate of Onex, for $6.85 million and the other to J2R Partners II-B, LLC, an affiliate of J2R Partners VI and J2R Partners VII, for $0.15 million. Each note bears interest, payable monthly, at a rate of prime plus 1.25% (5.25% as of March 31, 2004) and has a maturity date of June 28, 2006.

      On June 28, 2001, Trim Systems entered into an assignment and waiver agreement with the lenders under its senior credit facility whereby an affiliate of Onex and an affiliate of J2R Partners VI and J2R Partners VII purchased, collectively, a one-third interest in its senior credit facility.

      We intend to use all of the net proceeds from this offering to repay all of our outstanding subordinated indebtedness and a significant portion of our senior indebtedness. The table below sets forth the amounts that will have been paid to certain of our principal stockholders or their affiliates upon the repayment of this indebtedness:

Stockholder	Amount

Onex affiliates	$20,115,772
Hidden Creek	1,857,728
J2R Partners affiliates	499,555
Baird Capital Partners III L.P. and its affiliates	456,445
Norwest Equity Partners VII L.P.	766,826

Total	$23,696,326

Other Affiliate Transactions

      In 2002, Trim Systems recognized $1.8 million for design services provided to ASC Incorporated, an entity which at that time owned more than 5% of Trim Systems’ voting securities.

      On May 1, 2004, we entered into a Product Sourcing Assistance Agreement with Baird Asia Limited, an affiliate of Baird Capital Partners III L.P. Pursuant to the agreement, Baird Asia Limited will assist us in procuring materials and parts from Asia, including the countries of China, Malaysia, Hong Kong and Taiwan. Baird Asia Limited will receive as compensation a percentage of the price of the materials and parts supplied to us, of at least 2% of the price but not exceeding 10% of the price, to be determined on a case-by-case basis. To date, we have not made any compensation payments to Baird Asia Limited under this agreement.

PRINCIPAL STOCKHOLDERS

      The table below sets forth certain information with respect to the beneficial ownership of our new common stock by:

•	each person or entity known by us to beneficially own five percent or more of a class of our voting common stock;

•	each director, director designee and named executive officer; and

•	all of our directors and executive officers as a group.

Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it, him or her as set forth opposite their name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. For more information regarding the terms of the common stock, see “Description of Capital Stock.”

	Shares Beneficially		Shares Beneficially
	Owned Prior		Owned After
	to the Offering		the Offering
Directors, Director Designees,
Executive Officers and 5% Stockholders	Number	Percentage	Number	Percentage

Onex American Holdings II LLC and affiliated investors(1)	8,670,474	62.5%	4,801,576	28.3%
Baird Capital Partners III L.P. and affiliated investors(2)	2,120,797	15.3	1,174,465	6.9
Norwest Equity Partners VII L.P.(3)	2,255,451	16.3	1,249,035	7.4
Mervin Dunn(4)	309,966	2.2	309,966	1.8
Donald P. Lorraine(5)	72,133	*	72,133	*
Gerald R. Armstrong(6)	82,973	*	82,973	*
James F. Williams(7)	73,454	*	73,454	*
Chad M. Utrup(8)	93,831	*	93,831	*
S.A. Johnson	231,844	1.7	128,392	*
Scott D. Rued	86,479	*	86,479	*
Eric J. Rosen(9)	8,670,474	62.5	4,801,576	28.3
Richard A. Snell	—	—	—	—
All directors, director designees
and officers as a group
(13 persons)	9,850,569	67.0%	5,878,219	33.0%

*	Denotes less than one percent.

(1)	Includes 4,838,547 shares held of record by Onex American Holdings II LLC (“Onex AH”), 211,532 shares held of record by Bostrom Executive Investco LLC, 148,352 shares held of record by CVS Executive Investco LLC, 2,261,105 shares held of record by Onex DHC LLC, 577,179 shares held of record by Onex Advisor III LLC, 99,044 shares held of record by Hidden Creek and an aggregate of 534,715 shares held of record by certain employees and related parties of Onex Corporation or one of its subsidiaries (collectively, the “Onex Stockholders”). Onex AH has voting and dispositive power with respect to all of the shares held by the other Onex Stockholders. Onex AH is an indirect wholly owned subsidiary of Onex Corporation. Mr. Gerald W. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex Corporation, which are entitled to elect sixty percent (60%) of the members of its board of directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex Corporation and is thus an indirect beneficial owner of the shares reported. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario M5J 2S1 and

the address for Onex AH and the other Onex Stockholders is c/o Onex Investment Corp., 712 Fifth Avenue, New York, New York 10019.

(2)	Includes 1,266,111 shares held by Baird Capital Partners III L.P.; 264,087 shares held by Baird Capital Partners II L.P.; 253,240 shares held by BCP III Affiliates Fund L.P.; 180,654 shares held by BCP III Special Affiliates L.P.; and 156,705 shares held by BCP II Affiliates Fund L.P. Each of these investment funds are controlled, either directly or indirectly, by Robert W. Baird & Co. Incorporated, which is the ultimate beneficial owner of such shares held by these investment funds. The address for Robert W. Baird & Co. Incorporated and each of these investment funds is 777 E. Wisconsin Ave., Milwaukee, Wisconsin 53202.

(3)	Itasca LBO Partners VII, L.P., the sole general partner of Norwest Equity Partners VII, L.P., is managed by three managing general partners, each of whom exercises voting and investment control over the shares beneficially owned by Norwest Equity Partners VII L.P. These managing general partners are Messrs. Timothy C. DeVries, John E. Lindahl and John P. Whaley. The address for Norwest Equity Partners VII L.P. is 3600 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402.

(4)	Includes 306,664 shares issuable upon exercise of currently exercisable options.

(5)	Includes 72,133 shares issuable upon exercise of currently exercisable options.

(6)	Includes 82,973 shares issuable upon exercise of currently exercisable options.

(7)	Includes 72,133 shares issuable upon exercise of currently exercisable options.

(8)	Includes 91,980 shares issuable upon exercise of currently exercisable options.

(9)	Includes shares held by the Onex Stockholders. Mr. Rosen is a Managing Director of Onex Investment Corp. and may be deemed to beneficially own the shares held of record by the Onex Stockholders. Mr. Rosen disclaims beneficial ownership of any securities in which he does not have a pecuniary interest. The address for Mr. Rosen is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, New York 10019.

SELLING STOCKHOLDERS

      The following table presents certain information regarding the beneficial ownership of our new common stock by the selling stockholders. Please see “Certain Relationships and Related Transactions,” “Principal Stockholders,” and “Legal Matters” for a description of the material relationships between us and the selling stockholders.

	Shares Beneficially Owned			Shares Beneficially
	Prior to the Offering		Shares Being	Owned After the Offering
			Sold in the
Name of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

Onex Stockholders:
Onex American Holdings II LLC	4,838,547	34.9%	2,159,033	2,679,514	15.8	% %
Bostrom Executive Investco LLC	211,532	1.5	94,389	117,143	*
CVS Executive Investco LLC	148,352	1.1	66,197	82,155	*
Onex DHC LLC	2,261,105	16.3	1,008,939	1,252,166	7.4
Trim Systems Executive Investco LLC	87,836	*	39,194	48,642	*
Trim Systems Executive Investco II LLC	74,901	*	33,422	41,479	*
Bostrom Partners LP	49,265	*	21,983	27,282	*
1170821 Ontario Inc.	35,129	*	15,675	19,454	*
1170809 Ontario Inc.	29,506	*	13,166	16,340	*
1170812 Ontario Inc.	50,412	*	22,495	27,917	*
Kyzalea Company	16,141	*	7,202	8,939	*
1170819 Ontario Inc.	11,714	*	5,227	6,487	*
1170698 Ontario Inc.	10,124	*	4,518	5,606	*
1301449 Ontario Inc.	4,624	*	2,063	2,561	*
1352536 Ontario Inc.	2,595	*	1,158	1,437	*
1376653 Ontario Inc.	1,104	*	493	611	*
1352537 Ontario Inc.	329	*	147	182	*
Tim Duncanson	984	*	439	545	*
3-G Investments Limited	29,537	*	13,180	16,357	*
Serge Gouin	19,692	*	8,787	10,905	*
Brian King	2,954	*	1,318	1,636	*
J.W.E. Mingo	1,970	*	879	1,091	*
Robert Prichard	9,846	*	4,393	5,453	*
1299039 Ontario Inc.	1,970	*	879	1,091	*
2668921 Manitoba Ltd	5,908	*	2,636	3,272	*
Onex Advisor III LLC	577,179	4.2	257,546	319,633	1.9
CVS Partners, LP	34,550	*	15,417	19,133	*
3062601 Nova Scotia Company	44,901	*	20,035	24,866	*
Hidden Creek Industries	99,044	*	44,195	54,849	*
AMON Canadian Investments Ltd.	4,486	*	2,002	2,484	*
MHON Canadian Investments Ltd.	4,237	*	1,891	2,346	*
Other Selling Stockholders:
Baird Capital Partners III L.P.	1,266,111	9.1	564,958	701,153	4.1
Baird Capital Partners II L.P.	264,087	1.9	117,840	146,247	*
BCP III Affiliates Fund L.P.	253,240	1.8	112,999	140,241	*
BCP III Special Affiliates L.P.	180,654	1.3	80,611	100,043	*
BCP II Affiliates Fund L.P.	156,705	1.1	69,924	86,781	*
Norwest Equity Partners VII L.P.	2,255,451	16.3	1,006,416	1,249,035	7.4

	Shares Beneficially Owned			Shares Beneficially
	Prior to the Offering		Shares Being	Owned After the Offering
			Sold in the
Name of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

Kenneth W. Hager	24,249	*	10,820	13,429	*
David J. Huls	46,489	*	20,744	25,745	*
S.A. Johnson	231,844	1.7	103,452	128,392	*
Daniel F. Moorse	41,725	*	18,618	23,107	*
Carl E. Nelson	49,316	*	22,005	27,311	*
Judith A. Vijums	42,430	*	18,933	23,497	*
Marni L. Nagy	10,800	*	4,819	5,981	*
Ronald A. Johnson	10,800	*	4,819	5,981	*
Randolph Street Partners II	75,757	*	33,804	41,953	*
Robert R. Hibbs	5,653	*	2,522	3,131	*
Mary-Louise R. Johnson Trust	2,826	*	1,261	1,565	*
Michael Szczepanski	1,930	*	861	1,069	*
ASC Incorporated	136,023	*	60,696	75,327	*

*	Denotes less than one percent.

DESCRIPTION OF CAPITAL STOCK

General Matters

      Prior to this offering, we had six classes of common stock outstanding designated as Class A, Class B, Class C, Class D-1, Class D-2 and Class E. Our outstanding classes of common stock generally differ with respect to dividend, liquidation preference and voting rights. Immediately prior to this offering, the number of shares of common stock held by certain holders was adjusted to give effect to the relative preference rankings of such existing common stock and thereafter all of our existing classes of common stock were reclassified on a share-for-share basis into a single class of common stock. All of our existing stockholders received shares of common stock in such reclassification. Immediately after such reclassification, we effected a 38.991-to-one stock split of our existing common stock. As of March 31, 2004 (without giving effect to the stock split), we had 281,043 shares of common stock outstanding held by 46 holders of record. On August 2, 2004, we issued an additional 71,639 shares of common stock in connection with the Trim Systems merger (without giving effect to the stock split).

      Upon completion of this offering, our total amount of authorized capital stock will be 30,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. Upon completion of this offering and after giving effect to the reclassification and stock split described above, 16,988,751 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued or outstanding. The discussion set forth below describes our capital stock, certificate of incorporation and by-laws as will be in effect upon consummation of this offering. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law. Our certificate of incorporation and by-laws, as will be in effect upon completion of this offering, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

      All of our existing common stock is, and the shares of common stock being offered by us in the offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

      Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

      Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders.

      Preemptive or Similar Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

      Conversion Rights. Our common stock is not convertible.

      Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

      Nasdaq Listing. Our common stock has been approved for listing on The Nasdaq National Market under the symbol “CVGI.”

Preferred Stock

      Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

      Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

      These provisions include:

      Classified Board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws. Our certificate of incorporation and the by-laws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by two-thirds of our directors then in office. Upon completion of this offering, our board of directors will have five members.

      Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

      Advance Notice Procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

      Super Majority Approval Requirements. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers.

Transfer Agent and Registrar

      Equiserve Trust Company, N.A. will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

      Upon completion of this offering, we will have 16,988,751 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the 9,250,000 shares of common stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described below, approximately 6.2 million shares will be available for sale pursuant to Rules 144, 144(k) and 701.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 169,888 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

      We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 1,949,470 shares of common stock reserved for issuance under our Equity Incentive Plan and Management Stock Option Plan. This registration statement is expected to be filed approximately six months following the date of this prospectus and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

      Notwithstanding the foregoing, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus pursuant to agreements with Credit Suisse First Boston LLC, as representative of the underwriters. This lock-up period may be extended in certain circumstances. See “Underwriting.”

Registration Rights

      After the completion of this offering, the holders of approximately 7.7 million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Transactions — Registration Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

      The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a “non-United States Holder” is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.

      If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

      EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

      If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

      If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

      You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

      If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

•	the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

•	you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	we are or become a United States Real Property Holding Corporation (USRPHC). We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

•	the common stock was “regularly traded on an established securities market”; and

•	you do not actually or constructively own more than 5% of the common stock during the shorter of (i) the five-year period preceding the disposition or (ii) your holding period.

Federal Estate Tax

      If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

      We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

      Backup withholding is generally imposed at a rate currently not to exceed 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate currently not to exceed 28% unless you certify your non-United States status.

      The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated August 4, 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	4,301,250
Robert W. Baird & Co. Incorporated	2,127,500
Lehman Brothers Inc.	2,127,500
RBC Capital Markets Corporation	693,750

Total	9,250,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,387,500 additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.5265 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering, the representative may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.8775	$0.8775	$2,742,188	$3,959,719
Expenses payable by us	$0.6400	$0.4400	$2,000,000	$2,000,000
Underwriting Discounts and Commissions paid by selling stockholders	$0.8775	$0.8775	$5,374,688	$5,374,688

      We have agreed pursuant to the terms of our registration agreement to pay all of the expenses of the selling stockholders in connection with this offering other than any underwriting discounts and commissions.

      The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

      This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because affiliates of Robert W. Baird & Co. Incorporated, one of the underwriters, own 10% or more of our common stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First

Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston LLC.

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC waives such an extension.

      Our executive officers, directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse First Boston LLC waives such an extension.

      The underwriters have reserved for sale at the initial public offering price up to 462,500 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Each of the selling stockholders represented to us at the time of their respective purchases of our common stock that such purchase was made for investment purposes and not with a view towards distribution.

      Our common stock has been approved for listing on The Nasdaq National Market under the symbol “CVGI.”

      Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. In particular, affiliates of Robert W. Baird & Co. Incorporated are holders of a portion of our outstanding subordinated notes and will be selling stockholders in this offering.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation among the representative, us and certain of the selling stockholders and will not necessarily reflect the market price of the common stock following the offering. The principal factors that were considered in determining the initial public offering price of our common stock included:

•	prevailing market conditions;

•	the stage of our product development efforts;

•	estimates of our business potential and earnings prospects;

•	our historical performance and capital structure;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in Randolph Street Partners, which owns 1,667 shares of Class D-1 Common Stock, which will be reclassified into 70,608 shares of common stock upon completion of this offering, and will be a selling stockholder in this offering. Kirkland & Ellis LLP has provided legal services to us and to Hidden Creek Industries from time to time and may continue to do so in the future. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      Our consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of which this prospectus forms a part, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in such registration statement (which reports express an unqualified opinion and include an explanatory paragraph regarding the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

      Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s web site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Commercial Vehicle Group, Inc. Consolidated Financial Statements
Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2003 and 2004
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statements of Operations	F-3
Condensed Consolidated Statements of Cash Flows	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Audited Consolidated Financial Statements for the years ended December 31, 2001, 2002 and 2003:
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets	F-14
Consolidated Statements of Operations	F-15
Consolidated Statements of Stockholders’ Investment	F-16
Consolidated Statements of Cash Flows	F-17
Notes to Consolidated Financial Statements	F-18
Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	F-36

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

December 31, 2003 and March 31, 2004

	2003	2004

	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,486	$1,094
Accounts receivable — net	40,211	49,906
Inventories	29,667	29,244
Prepaid expenses and other current assets	3,754	3,789
Deferred income taxes	5,995	6,267

Total current assets	83,113	90,300
PROPERTY, PLANT AND EQUIPMENT — Net	33,492	32,394
GOODWILL	82,872	83,633
DEFERRED INCOME TAXES	9,011	7,704
OTHER ASSETS — Net	2,007	4,480

	$210,495	$218,511

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$15,231	$14,539
Accounts payable	23,310	32,723
Accrued liabilities	16,356	16,589

Total current liabilities	54,897	63,851

LONG-TERM DEBT — Net	101,204	95,016
SUBORDINATED DEBT DUE TO RELATED PARTIES	11,039	11,227
OTHER LONG-TERM LIABILITIES	8,549	7,790

Total liabilities	175,689	177,884
COMMITMENTS AND CONTINGENCIES (Notes 3, 9, and 10)
STOCKHOLDERS’ INVESTMENT	34,806	40,627

	$210,495	$218,511

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Three Months Ended March 31, 2003 and 2004

	2003	2004

	(in thousands)
REVENUES	$66,383	$85,990
COST OF SALES	56,228	70,503

GROSS PROFIT	10,155	15,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,960	7,497
AMORTIZATION EXPENSE	46	36

OPERATING INCOME	4,149	7,954
(GAIN) LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	2,404	(3,270)
INTEREST EXPENSE	2,730	2,268
LOSS ON EARLY EXTINGUISHMENT OF DEBT	2,972	—

Income (loss) before income taxes	(3,957)	8,956
(BENEFIT) PROVISION FOR INCOME TAXES	(2,258)	3,407

NET INCOME (LOSS)	$(1,699)	$5,549

BASIC EARNINGS (LOSS) PER SHARE	$(0.12)	$0.40

DILUTED EARNINGS (LOSS) PER SHARE	$(0.12)	$0.40

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Three Months Ended March 31, 2003 and 2004

	2003	2004

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,699)	$5,549

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,122	2,060
Noncash amortization of debt financing costs	153	138
Loss on early extinguishment of debt	2,151	—
Deferred income tax provision (benefit)	(942)	1,307
Noncash (gain) loss on forward exchange contracts	2,404	(3,270)
Noncash interest expense on subordinated debt	183	189
Change in other operating items	(7,538)	19

Net cash provided by (used in) operating activities	(3,166)	5,992

CASH FLOWS (USED IN) INVESTING ACTIVITIES —
Capital expenditures	(1,411)	(798)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital leases	(5)	(3)
Change in revolving credit facility and long-term borrowings — Net	3,335	(7,663)

Net cash provided by (used in) financing activities	3,330	(7,667)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(71)	80

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,318)	(2,392)
CASH AND CASH EQUIVALENTS — Beginning of period	1,637	3,486

CASH AND CASH EQUIVALENTS — End of period	$319	$1,094

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$1,939	$1,694

Cash paid (refunded) for income taxes — Net	$463	$(62)

See notes to condensed consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2004 and December 31, 2003

1.	Basis of Presentation

      Commercial Vehicle Group, Inc. and Subsidiaries (“CVG” or the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) designs and manufactures seat and seating systems, cab and trim systems, mirrors, wipers and controls for the North American heavy truck and specialty transportation markets. In addition, the Company manufactures seat systems for the worldwide construction and agriculture vehicle markets. The Company has operations located in Indiana, North Carolina, Ohio, Oregon, Tennessee, Texas, Virginia, Washington, Australia, Belgium, Sweden and the United Kingdom.

      The Company has prepared the condensed consolidated financial statements of CVG without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The information furnished in the condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in our opinion, necessary for a fair presentation of the results of operations and statements of financial position for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with our fiscal 2003 consolidated financial statements and the notes thereto as filed with the SEC for the years ended December 31, 2001, 2002, and 2003.

      Revenue and operating results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.

      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim (the CVS and Trim mergers are collectively referred to as the “Mergers”). The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a .099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

2.	Inventories

      Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following (in thousands):

	December 31,	March 31,
	2003	2004

Raw materials	$21,664	$20,882
Work in process	1,781	1,682
Finished goods	6,222	6,680

	$29,667	$29,244

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.

3.	Stockholders’ Investment

      Common Stock — The authorized capital stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share, with 13,778,599 shares outstanding at December 31, 2003 and March 31, 2004.

      Preferred Stock — The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding at December 31, 2003 and March 31, 2003.

      Earnings Per Share — Basic earnings (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the quarter in accordance with SFAS No. 128. Diluted earnings per share for the quarter ended March 31, 2004 includes the effects of outstanding stock options and warrants using the treasury stock method. Potential common shares of 112,997 related to stock options and warrants were excluded from the computation of diluted earnings (loss) per share for the quarter ended March 31, 2003, as inclusion of these shares would have been antidilutive.

	Three Months Ended
	March 31,

	2003	2004

	(in thousands, except
	per share amounts)
Net income (loss) applicable to common stockholders — basic and diluted	$(1,699)	$5,549

Weighted average number of common shares outstanding	13,779	13,779
Dilutive effect of outstanding stock options and warrants after application of the treasury stock method	—	113

Diluted shares outstanding	13,779	13,892

Basic earnings (loss) per share	$(0.12)	$0.40

Diluted earnings (loss) per share	$(0.12)	$0.40

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      Stock Options and Warrants — In 1998, the Company issued options to purchase 38,601 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. In addition, the Company has outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which are exercisable through June 2011. None of the initially granted options or warrants have been exercised as of March 31, 2004. The options and warrants were granted at exercise prices determined to be at or above fair value on the date of the grant.

      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

4.	Restructuring and Integration

      Restructuring — In 2000, the Company recorded a $5.6 million restructuring charge as part of its cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing its manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities, and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by 2001. The contractual commitments continue through mid-2005.

      In 2001, the Company continued its cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by 2002. The contractual commitments continue through 2008.

      A summary of restructuring activities for the quarter ended March 31, 2004 is as follows (in thousands):

	Facility Exit
	and Other
	Contractual
	Costs	Total

Balance — December 31, 2003	$787	$787
Usage/cash payments	(129)	(129)

Balance — March 31, 2004	$658	$658

      Integration — In connection with the acquisitions of Bostrom plc and the predecessor to CVS, facility consolidation plans were designed and implemented to reduce the cost structure of the Company and to better integrate the acquired operations. Purchase liabilities recorded as part of the acquisitions included approximately $3.3 million for costs associated with the shutdown and consolidation of certain acquired facilities and severance and other contractual costs. At March 31, 2004, the Company had principally completed its actions under these plans, other than certain contractual commitments, which continue through 2008.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      A summary of restructuring activities for the quarter ended March 31, 2004 is as follows (in thousands):

	Facility Exit
	and Other
	Contractual
	Costs	Total

Balance — December 31, 2003	$620	$620
Usage/cash payments	—	—

Balance — March 31, 2004	$620	$620

5.	Debt

      Debt consisted of the following at December 31 (in thousands):

	December 31,	March 31,
	2003	2004

Revolving credit facilities, interest rates varying from 4.65% to 7.56% as of March 31, 2004 and from 4.89% to 7.75% as of December 31, 2003	$26,530	$23,751
Term loans, with principal and interest payable quarterly, with interest varying from 4.62% to 7.53% as of March 31, 2004 and from 4.89% to 7.29% as of December 31, 2003	73,640	76,098
Sterling loan notes	9,748	3,193
Other	6,517	6,513

	116,435	109,555
Less current maturities	15,231	14,539

	$101,204	$95,016

      Credit Agreement — The Company’s senior credit agreements consist of revolving credit facilities of $51.0 million and term loans of $106.4 million, of which approximately $91.4 million expires in January 2006 and approximately $66.0 million expires in June 2006. Quarterly repayments of approximately $3.3 million are required under the term loans. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company, as defined. The senior credit agreements contain various restrictive covenants, including limiting indebtedness, rental obligations, investments and cash dividends, and also require the maintenance of certain financial ratios, including fixed charge coverage, funded debt to EBITDA and a minimum level of net worth requirement. Compliance with respect to these covenants as of March 31, 2004 was achieved. Borrowings under the senior credit agreements are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company. In addition, at March 31, 2004 the Company has outstanding letters of credit of approximately $2.4 million expiring through 2008.

      One of the Credit Agreements provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of March 31, 2004, $15.7 million of revolving credit facility borrowings and $66.0 million of the term loans were denominated in U.S. dollars and $8.1 million of the revolving credit facility borrowings and $10.1 million of the term loans were denominated in British pounds sterling.

      During March 2003, in conjunction with the Company’s merger with CVS, the Company amended its Credit Agreement. Based on the provisions of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the Company wrote off the unamortized cost of its old and new fees paid

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

to the financial institution and third party fees related to the then existing Credit Agreement as a loss on extinguishment of debt. The third party fees related to the amended Credit Agreement were capitalized and are being amortized over the life of the amended Credit Agreement.

      Sterling Loan Notes — In conjunction with the acquisition of Bostrom plc, Sterling loan notes were issued in exchange for certain shares acquired by the Company. The notes bear interest at LIBOR and are due December 31, 2004. The applicable interest rate was 7.9% at March 31, 2004. Each note holder may, as provided by British regulations, exercise a semiannual option to have the Company redeem the notes in multiples of £100. As of March 31, 2004, the Company had been notified of elections and redeemed approximately £3.7 million of loan notes through additional borrowings under its Credit Agreement.

      The Company has a provision in one of its senior credit agreements that allow it to borrow additional amounts under its term loan facility to repay Sterling loan note maturities; therefore, the Sterling loan notes have been classified as long-term debt in the consolidated balance sheets.

      Subordinated Debt — In June 2001, Onex Corporation, the controlling stockholder of the Company, and its affiliates (“Onex”) loaned the Company $7 million pursuant to a five-year promissory note. Interest, which was deferred in 2002, 2003 and through March 31, 2004, is prime plus 1.25%. The promissory note is collateralized by all assets of the Company and its subsidiaries and is subject to an intercreditor agreement between the Company, certain of its lenders, and Onex. Total accrued interest at March 31, 2004 was approximately $1.2 million. This amount is included in accrued liabilities in the accompanying consolidated balance sheet.

      In September 2002, the Company issued subordinated debt in the amount of $2.5 million to its principal stockholders, including Onex. The debt bears interest at 12.0% and matures September 30, 2006. Accrued interest over the term of the obligation is payable in kind (“PIK”) at maturity. Interest accrued during 2004 and added to principal was approximately $0.1 million. Total PIK interest accrued and added to principal at March 31, 2004 was approximately $0.5 million.

6.	Goodwill

      Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.

      The Company performs impairment tests annually during the second quarter and whenever events or circumstances occur indicating that goodwill might be impaired. During the first quarter of 2004, the Company increased goodwill by $0.8 million due to currency translation adjustments.

7.	Comprehensive Income (Loss)

      The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments and minimum pension

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

liability. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment. The components of accumulated other comprehensive income (loss) consisted of the following as of March 31, 2004 (in thousands):

Foreign currency translation adjustment	$3,444
Minimum pension liability	(1,849)

$1,595

      Comprehensive income (loss) for the three month period ended March 31 is as follows (in thousands):

	2003	2004

Net income (loss)	$(1,699)	$5,549
Other comprehensive income:
Foreign currency translation adjustment	209	272
Derivative instruments	(196)	—

Comprehensive income (loss)	$(1,686)	$5,821

8.	Commitments and Contingencies

      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. The following represents a summary of the warranty provision as of March 31, 2004 (in thousands):

Balance — Beginning of period	$1,999
Additional provisions recorded	411
Deduction for payments made	(76)
Currency translation adjustment	12

Balance — End of period	$2,346

      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of its foreign currency transaction exposures of its United Kingdom operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

forward contracts for trading purposes. The following table summarizes the notional amount of the Company’s open foreign exchange contracts at March 31, 2004 (in thousands):

	March 31, 2004

			U.S. $
	Local		Equivalent
	Currency	U.S. $	Fair
	Amount	Equivalent	Value

Commitments to sell currencies:
U.S. dollar	$1,000	$1,257	$1,029
Eurodollar	41,300	52,472	52,165
Swedish krona	23,500	3,264	3,159
Japanese yen	2,773,000	29,831	27,962
Australian dollar	6,250	4,673	4,725

      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $2.5 million is included in other assets in the consolidated balance sheet at March 31, 2004.

      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

9.	Defined Benefit Plan and Postretirement Benefits

      The Company sponsors a defined benefit plan that covers certain hourly and salaried employees in the United Kingdom. The Company’s policy is to make annual contributions to the plan to fund the normal cost as required by local regulations. In addition, the Company has an informal postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan. The postretirement medical benefit plan covers certain former employees and is no longer available to current employees. The impact of the postretirement medical benefit plan was not significant as of and for the three months ended March 31, 2004.

      The components of net periodic benefit cost related to the defined benefit plan is as follows (in thousands):

	Three Months
	Ended March 31,

	2003	2004

Service cost	$250	$301
Interest cost	362	446
Expected return on plan assets	(321)	(446)
Recognized actuarial loss	85	64

Net periodic benefit cost	$376	$365

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) — (Continued)

      The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $1.1 million to its pension plans in 2004. As of March 31, 2004, $0.3 million of contributions have been made to the pension plans, respectively. The Company anticipates contributing an additional $0.8 million to its pension plans in 2004 for total estimated contributions during 2004 of $1.1 million.

10.	Related Party Transactions

      In addition to the items discussed in Note 5, the following related party transactions occurred during the periods ended March 31, 2004 and 2003:

•	The Company made payments of $0.4 million and $0.4 million to Hidden Creek Industries, an affiliate of the Company, for financing and acquisition-related services for the three month period ended March 31, 2004 and 2003, respectively. These services are included in selling, general and administrative expenses in the consolidated statements of operations.

•	In 2001, Onex acquired a one-third interest in the Company’s $66.0 million senior credit facility. Total interest expense related to the portion of this senior credit facility owned by Onex was approximately $0.2 million and $0.2 million for the three month period ended March 31, 2004 and 2003, respectively.

•	As of December 31, 2003, Onex controlled substantially all of the outstanding voting shares of the Company.

11.	Subsequent Events (Unaudited)

      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. These options have a ten year term, with 50% of such options being immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value.

      In August, 2004, the Company reclassified all of its existing classes of common stock into one class of common stock, which effectively resulted in a 38.991-to-one stock split. The stock split has been reflected as of the beginning of all periods presented.

      On August 2, 2004, the Company effected the merger of the Company and Trim discussed in Note 1.

      In May, 2004, the Company filed a Form S-1 Registration Statement for the offering of 9,250,000 shares of its common stock. Upon consummation of the offering, Onex will have voting control of approximately 28% of the Company’s common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Commercial Vehicle Group, Inc.

      We have audited the accompanying consolidated balance sheets of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ investment, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Commercial Vehicle Group, Inc. and Subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

August 2, 2004

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	2002	2003

	(in thousands)
	(except share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,637	$3,486
Accounts receivable, net of reserve for doubtful accounts of $2,309 and $2,530, respectively	29,683	40,211
Inventories	29,739	29,667
Prepaid expenses and other current assets	5,148	3,754
Deferred income taxes	5,523	5,995

Total current assets	71,730	83,113

PROPERTY, PLANT AND EQUIPMENT:
Land and buildings	14,408	15,075
Machinery and equipment	49,213	56,697
Construction in progress	1,705	1,462
Less accumulated depreciation	(30,302)	(39,742)

Property, plant and equipment — net	35,024	33,492

GOODWILL	80,624	82,872
DEFERRED INCOME TAXES	11,024	9,011
OTHER ASSETS, net of accumulated amortization of $1,627 and $1,098, respectively	5,815	2,007

	$204,217	$210,495

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
CURRENT LIABILITIES:
Current maturities of long-term debt	$20,267	$15,231
Accounts payable	24,420	23,310
Accrued liabilities	18,234	16,356

Total current liabilities	62,921	54,897

LONG-TERM DEBT, net of current maturities	96,652	101,204
SUBORDINATED DEBT DUE TO RELATED PARTIES	10,283	11,039
OTHER LONG-TERM LIABILITIES	7,336	8,549

Total liabilities	177,192	175,689

COMMITMENTS AND CONTINGENCIES (Notes 4, 8, 10, 11, and 12)
STOCKHOLDERS’ INVESTMENT:
Common stock $.01 par value; 30,000,000 shares authorized; 13,778,599 shares issued and outstanding	138	138
Additional paid-in capital	76,803	76,803
Retained Earnings (accumulated deficit)	(46,992)	(43,028)
Stock subscription receivable	(430)	(430)
Accumulated other comprehensive income (loss)	(2,494)	1,323

Total stockholders’ investment	27,025	34,806

	$204,217	$210,495

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

	(in thousands)
REVENUES	$271,226	$298,678	$287,579
COST OF SALES	229,593	249,181	237,884

Gross profit	41,633	49,497	49,695
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	21,767	23,952	24,281
RESTRUCTURING CHARGE	449	—	—
AMORTIZATION EXPENSE	3,822	122	185

Operating income	15,595	25,423	25,229
(GAIN) LOSS ON FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS	(2,347)	1,098	3,230
INTEREST EXPENSE	14,885	12,940	9,796
LOSS ON EARLY EXTINGUISHMENT OF DEBT	—	—	2,972

Income before provision for income taxes and cumulative effect of change in accounting	3,057	11,385	9,231
PROVISION FOR INCOME TAXES	5,072	5,235	5,267

Income (loss) before cumulative effect of change in accounting	(2,015)	6,150	3,964
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	—	(51,630)	—

NET INCOME (LOSS)	$(2,015)	$(45,480)	$3,964

BASIC EARNINGS (LOSS) PER SHARE:
Net income (loss) before cumulative effect of change in accounting	$(0.15)	$.45	$0.29
Cumulative effect of change in accounting	—	(3.74)	—

Net income (loss)	$(0.15)	$(3.29)	$0.29

DILUTED EARNINGS (LOSS) PER SHARE:
Net income (loss) before cumulative effect of change in accounting	$(0.15)	$.44	$0.29
Cumulative effect of change in accounting	—	(3.70)	—

Net income (loss)	$(0.15)	$(3.26)	$0.29

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

Years Ended December 31, 2001, 2002, and 2003

						Accumulated
					Retained	Other
	Common Stock		Stock	Additional	Earnings	Comprehensive
			Subscription	Paid-In	(Accumulated	Income
	Shares	Amount	Receivable	Capital	Deficit)	(Loss)	Total

	(in thousands, except share data)
BALANCE — January 1, 2001	13,939,118	$139	$(1,050)	$77,448	$503	$(753)	$76,287
Repurchase of common stock — net	(95,832)	(1)	359	(438)	—	—	(80)
Net loss	—	—	—	—	(2,015)
Other comprehensive loss:
Currency translation adjustment	—	—	—	—	—	(166)
Fair value of derivative instruments	—	—	—	—	—	(1,113)
Total comprehensive loss	—	—	—	—	—		(3,294)

BALANCE — December 31, 2001	13,843,286	138	(691)	77,010	(1,512)	(2,032)	72,913
Repurchase of common stock — net	(64,687)	—	261	(207)	—	—	54
Net loss	—	—	—	—	(45,480)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	—	1,272
Fair value of derivative instruments	—	—	—	—	—	584
Additional minimum pension liability	—	—	—	—	—	(2,318)
Total comprehensive loss							(45,942)

BALANCE — December 31, 2002	13,778,599	138	(430)	76,803	(46,992)	(2,494)	27,025
Net income	—	—	—	—	3,964
Other comprehensive income:
Currency translation adjustment	—	—	—	—	—	2,819
Fair value of derivative instruments	—	—	—	—	—	529
Additional minimum pension liability	—	—	—	—	—	469
Total comprehensive income							7,781

BALANCE — December 31, 2003	13,778,599	138	$(430)	$76,803	$(43,028)	$1,323	$34,806

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2002, and 2003

	2001	2002	2003

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,015)	$(45,480)	$3,964

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,833	8,682	8,106
Noncash amortization of debt financing costs	946	647	498
Loss on early extinguishment of debt	—	—	2,151
Deferred income tax provision	6,376	4,267	1,299
Noncash (gain) loss on forward exchange contracts	(2,347)	1,098	3,230
Cumulative effect of change in accounting	—	51,630	—
Noncash interest expense on subordinated debt	257	525	756
Change in other operating items:
Accounts receivable	3,646	205	(9,215)
Inventories	6,020	(144)	1,205
Prepaid expenses and other current assets	(1,557)	1,417	185
Accounts payable and accrued liabilities	(10,610)	(2,993)	(5,278)
Other assets and liabilities	(1,141)	(1,682)	3,541

Net cash provided by operating activities	12,408	18,172	10,442

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Capital expenditures	(4,898)	(4,937)	(5,967)
Sale of assets	12,647	—	—

Net cash provided by (used in) investing activities	7,749	(4,937)	(5,967)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Sale) repurchase of common stock — net	(80)	54	—
Repayment of revolving credit facility	(52,686)	(84,093)	(75,308)
Borrowings under revolving credit facility	45,161	80,665	79,335
Long-term borrowings	—	469	—
Repayments of long-term borrowings	(20,067)	(14,347)	(6,768)
Proceeds from issuance of subordinated debt	7,000	2,500	—
Payments on capital leases	(2,507)	(73)	(20)
Debt issuance costs and other — net	(1,613)	—	—

Net cash used in financing activities	(24,792)	(14,825)	(2,761)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(140)	82	135

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,775)	(1,508)	1,849
CASH AND CASH EQUIVALENTS:
Beginning of year	7,920	3,145	1,637

End of year	$3,145	$1,637	$3,486

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$13,095	$11,121	$8,533

Cash paid for income taxes — net	$2,185	$119	$157

See notes to consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

1.	Organization and Background

      Commercial Vehicle Group, Inc. and Subsidiaries (“CVG” or the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) designs and manufactures seat and seating systems, cab and trim systems, mirrors, wipers and controls for the North American heavy truck and specialty transportation markets. In addition, the Company manufactures seat systems for the worldwide construction and agriculture vehicle markets. The Company has operations located in Indiana, North Carolina, Ohio, Oregon, Tennessee, Texas, Virginia, Washington, Australia, Belgium, Sweden and the United Kingdom.

      The Company was formed on August 22, 2000. On October 6, 2000, the Company acquired the assets of Bostrom plc in exchange for $83.6 million in cash and assumption of certain liabilities (the “Acquisition”). The source of the cash consisted of $49.8 million of debt and $33.8 million of equity. The Company had no operations prior to October 6, 2000.

      The Acquisition was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed by the Company were recorded at fair value as of the date of the Acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill.

      On March 28, 2003, the Company and Commercial Vehicle Systems Holdings, Inc. (“CVS”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into CVS. The holders of the outstanding shares of CVS received, in exchange, shares of the Company on a one-for-one basis resulting in the issuance of 4,870,228 shares of common stock. On May 20, 2004, the Company and Trim Systems, Inc. (“Trim”) entered into an Agreement and Plan of Merger whereby a subsidiary of the Company was merged into Trim (the CVS and Trim mergers are collectively referred to as the “Mergers”). The holders of the outstanding shares of Trim received, in exchange, shares of the Company on a .099-for-one basis resulting in the issuance of 2,769,567 shares of common stock. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, the Mergers were accounted for as a combination of entities under common control. Thus, the accounts of CVS, Trim, and the Company were combined based upon their respective historical bases of accounting. The financial statements reflect the combined results of the Company, CVS and Trim as if the Mergers had occurred as of the beginning of the earliest period presented.

2.	Significant Accounting Policies

      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Inventories — Inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market. Cost includes applicable material, labor and overhead. Inventories consisted of the following as of December 31 (in thousands):

	2002	2003

Raw materials	$21,326	$21,664
Work in process	3,151	1,781
Finished goods	5,262	6,222

	$29,739	$29,667

      Inventory quantities on-hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on the Company’s estimated production requirements driven by current market volumes. Excess and obsolete provisions may vary by product depending upon future potential use of the product.

      Property, Plant and Equipment — Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 20 years
Tools and dies	5 years
Computer hardware and software	3 years

      Accelerated depreciation methods are used for tax reporting purposes.

      Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.

      The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which provides a single accounting model for impairment of long-lived assets. The Company had no impairments during 2001, 2002, or 2003.

      Other Assets — Other assets principally consist of debt financing costs of approximately $2.8 million at December 31, 2002 and $1.2 million at December 31, 2003, which are being amortized over the term of the related obligations.

      Goodwill — Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired, which prior to the adoption on January 1, 2002, of SFAS No. 142, Goodwill and Intangible Assets, was being amortized on a straight-line basis over 40 years. In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life.

      Upon adoption of SFAS No. 142 on January 1, 2002, the Company completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach, for each of its reporting units.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of its North America reporting unit was lower than its book value, resulting in a transitional impairment charge of approximately $51.6 million in 2002. The write-off was recorded as a cumulative effect of a change in accounting, net of tax benefit of $9.3 million related to the tax benefit on the deductible portion of the goodwill, in the Company’s consolidated statement of operations for the year ended December 31, 2002. The Company will also perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Based upon the Company’s assessments performed during 2003, no impairment of goodwill was deemed to have occurred.

      The change in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, for the Company’s reporting units, are as follows (in thousands):

	North	All Other
	America	Countries	Total

Balance — December 31, 2001	$121,195	$19,640	$140,835
Transitional impairment loss	(60,901)	—	(60,901)
Tax refund from preacquisition period	—	(1,101)	(1,101)
Currency translation adjustment	—	1,791	1,791

Balance — December 31, 2002	60,294	20,330	80,624
Currency translation adjustment	—	2,248	2,248

Balance — December 31, 2003	$60,294	$22,578	$82,872

      Upon adoption of SFAS No. 142, the Company discontinued the amortization of goodwill. The following table presents a reconciliation of net income (loss) and earnings (loss) per share adjusted for the exclusion of goodwill amortization, net of tax (in thousands, except per share amounts):

	Years Ended December 31,

	2001	2002	2003

Reported net income (loss)	$(2,015)	$(45,480)	$3,964
Add — goodwill amortization, net of tax	2,864	—	—

Adjusted net income (loss)	$849	$(45,480)	$3,964

Reported basic earnings (loss) per common share	$(0.15)	$(3.29)	$0.29
Add — goodwill amortization, net of tax	0.21	—	—

Adjusted basic earnings (loss) per common share	$0.06	$(3.29)	$0.29

Reported diluted earnings (loss) per common share	$(0.15)	$(3.26)	$0.29
Add — goodwill amortization, net of tax	0.21	—	—

Adjusted diluted earnings (loss) per common share(1)	$0.06	$(3.26)	$0.29

(1)	See Note 4 for calculations of diluted shares outstanding.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other Long-term Liabilities — Other long-term liabilities consisted of the following as of December 31 (in thousands):

	2002	2003

Pension liability	$3,511	$3,609
Facility closure and consolidation costs	1,095	932
Forward contracts	—	815
Postretirement medical benefit plan	619	620
Loss contracts	992	473
Interest rate collar and swap agreements	696	—
Other	423	2,100

	$7,336	$8,549

      Revenue Recognition — The Company recognizes revenue as its products are shipped from its facilities to its customers which is when title passes to the customer for substantially all sales. In certain circumstances, the Company may be committed under existing agreements to supply product to its customers at selling prices that are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and are recorded at the minimum amount necessary to fulfill the Company’s obligations to its customers. The estimated amounts of such losses were approximately $1.5 million at December 31, 2002 and 2003. These amounts are recorded within accrued liabilities and other long-term liabilities in the accompanying consolidated balance sheets.

      Warranty — The Company is subject to warranty claims for products that fail to perform as expected due to design or manufacturing deficiencies. Customers continue to require their outside suppliers to guarantee or warrant their products and bear the cost of repair or replacement of such products. Depending on the terms under which the Company supplies products to its customers, a customer may hold the Company responsible for some or all of the repair or replacement costs of defective products, when the product supplied did not perform as represented. The Company’s policy is to reserve for estimated future customer warranty costs based on historical trends and current economic factors. The following presents a summary of the warranty provision for the years ended December 31 (in thousands):

	2002	2003

Balance — Beginning of the year	$2,746	$2,600
Additional provisions recorded	1,750	863
Deduction for payments made	(1,940)	(1,420)
Currency translation adjustment	44	(44)

Balance — End of year	$2,600	$1,999

      Income Taxes — The Company accounts for income taxes following the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

      Comprehensive Income (Loss) — The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income, which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period from transactions and other events and circumstances from nonowner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments, minimum pension liability and the deferred gain (loss) on certain derivative instruments utilized to hedge certain of the Company’s interest rate exposures. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders’ investment. The components of accumulated other comprehensive income (loss) consisted of the following as of December 31 (in thousands):

	2002	2003

Foreign currency translation adjustment	$353	$3,172
Minimum pension liability	(2,318)	(1,849)
Derivative instruments	(529)	—

	$(2,494)	$1,323

      Accounting for Derivative Instruments and Hedging Activities — The Company follows the provisions of SFAS No. 133, Derivative Instruments and Hedging Activities, as amended, which requires every derivative instrument, including certain derivative instruments embedded in other contracts, to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains or losses to offset related results on the hedged item in the statement of operations and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In accordance with SFAS No. 133, the Company recorded the fair value of the interest rate collar and interest rate swaps described in Note 6 as a liability at December 31, 2002, with an offsetting adjustment to accumulated other comprehensive income (loss), as the interest rate collar and interest rate swaps were cash flow hedges. The interest rate collar and interest rate swap contracts were cancelled or expired at various dates through the end of 2003.

      Fair Value of Financial Instruments — At December 31, 2003, the Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, unless otherwise noted. The carrying value of these instruments approximates fair value as a result of the short duration of such instruments or due to the variability of the interest cost associated with such instruments, except as disclosed in Note 6.

      Foreign Currency Translation — The functional currency of the Company is the U.S. dollar. Assets and liabilities of the Company’s foreign operations are translated using the year-end rates of exchange. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses are accumulated as a separate component of stockholders’ investment.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates are used for such items as allowance for doubtful accounts, inventory reserves, warranty, pension and post retirement benefit liabilities, contingent liabilities, goodwill impairment and depreciable lives of property and equipment. Ultimate results could differ from those estimates.

      Foreign Currency Forward Exchange Contracts — The Company uses forward exchange contracts to hedge certain of its foreign currency transaction exposures of its United Kingdom operations. The Company estimates its projected revenues and purchases in certain foreign currencies or locations, and will

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hedge a portion or all of the anticipated long or short position. The contracts typically run from three months up to three years. These contracts are marked-to-market and the fair value is included in assets (liabilities) in the consolidated balance sheets, with the offsetting noncash gain or loss included in the consolidated statements of operations. The Company does not hold or issue foreign exchange options or forward contracts for trading purposes. The following table summarizes the notional amount of the Company’s open foreign exchange contracts at December 31, 2003 (in thousands):

	December 31, 2003

	Local		U.S. $
	Currency	U.S. $	Equivalent
	Amount	Equivalent	Fair Value

Commitments to sell currencies:
U.S. dollar	$1,486	$1,834	$1,509
Eurodollar	45,445	55,623	58,313
Swedish krona	25,000	3,326	3,491
Japanese yen	2,992,500	31,267	29,405
Australian dollar	4,400	3,124	3,271

      The difference between the U.S. $ equivalent and U.S. $ equivalent fair value of approximately $0.8 million is included in other liabilities in the consolidated balance sheet at December 31, 2003.

      Recently Issued Accounting Pronouncements — In December 2003, the FASB issued SFAS No. 132R, a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132R does not change the measurement or recognition related to pension and other postretirement plans required by SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and retains the disclosure requirements contained in SFAS No. 132. SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The Company has included the required disclosures in Note 12 to the consolidated financial statements. The adoption of SFAS No. 132R did not impact the Company’s consolidated balance sheet or results of operations.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, Reporting Results of Operations. This statement also requires sales-leaseback accounting for certain transactions, and makes various other technical corrections to existing pronouncements. The statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement on January 1, 2003 resulted in classifying the loss from early extinguishment of debt in connection with the CVS Merger as a separate component of net income (loss) before provision for income taxes.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF 94-3 relates to SFAS No. 146’s requirements for the timing of recognizing a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 also increases the disclosure requirements associated with exit or disposal activities. SFAS No. 146 is applied prospectively. Should the Company initiate further exit, disposal or restructuring activities in the future, the Company would be required to follow this new pronouncement.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirement of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of the new disclosure provisions of SFAS No. 148 did not have a material impact on the Company’s consolidated balance sheet or results of operations as the Company has no stock based compensation plans.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities, including entities commonly referred to as special purposes entities. The Company was required to apply FIN 46 to all variable interest entities as of December 31, 2003. The adoption of FIN 46 did not have an impact on the Company’s consolidated balance sheet or results of operations.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective for the Company at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated balance sheet or results of operations.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Accrued Liabilities

      Accrued liabilities consisted of the following as of December 31 (in thousands):

	2002	2003

Compensation and benefits	$8,697	$7,121
Warranty costs	2,600	1,999
Product Liability	605	721
Interest	1,805	1,341
Income and other taxes	707	521
Facility closure and consolidation costs	870	475
Freight	299	254
Loss contracts	551	1,010
Other	2,100	2,914

	$18,234	$16,356

4.	Stockholders’ Investment

      Common Stock — The authorized capital stock of the Company consists of 30,000,000 shares of common stock with a par value of $0.01 per share.

      Preferred Stock — The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.01 per share, with no shares outstanding as of December 31, 2003.

      Earnings Per Share — Basic earnings (loss) per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. In accordance with SFAS No. 128, an entity that reports a discontinued operation, an extraordinary item, or the cumulative effect of an accounting change in a period shall use income from continuing operations, (before the cumulative effect of an accounting change) as the control number in determining whether potential common shares are dilutive or antidilutive. As a result, diluted earnings (loss) per share, and all other diluted per share amounts presented, were computed utilizing the same number of potential common shares used in computing the diluted per share amount for income from continuing operations, regardless if those amounts were antidilutive to their respective basic per share amounts. Diluted earnings per share for 2002 and 2003 includes the effects of outstanding stock options and warrants using the treasury stock method. Potential common shares of 68,425 related to stock options and warrants were excluded from the computation of diluted loss per share for 2001, as inclusion of these shares would have been antidilutive (in thousands, except per share amounts):

	2001	2002	2003

Net income (loss) applicable to common stockholders — basic and diluted	$(2,015)	$(45,480)	$3,964

Weighted average number of common shares outstanding	13,893	13,827	13,779
Dilutive effect of outstanding stock options after application of the treasury stock method	—	113	113

Dilutive shares outstanding	13,893	13,940	13,892

Basic earnings (loss) per share	$(0.15)	$(3.29)	$0.29

Diluted earning (loss) per share	$(0.15)	$(3.26)	$0.29

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock Options and Warrants — In 1998, the Company issued options to purchase 38,601 shares of common stock at $9.43 per share, which are exercisable through December 2008, in connection with an acquisition. In addition, the Company has outstanding warrants to purchase 136,023 shares of common stock at $3.42 per share, which are exercisable through June 2011. None of the initially granted options or warrants have been exercised as of December 31, 2003. The options and warrants were granted at exercise prices determined to be at or above fair value on the date of grant.

      Repurchase of Common Stock — During 2001 and 2002, the Company repurchased 95,832 and 64,687 shares of common stock from certain stockholders at an average price of $4.56 and $3.24 per share, respectively.

      Dividends — The Company has not declared or paid any cash dividends in the past. The Company’s credit agreement prohibits the payment of cash dividends.

5.	Restructuring and Integration

      Restructuring — In 2000, the Company recorded a $5.6 million restructuring charge as part of its cost and efficiency initiatives, closing two manufacturing facilities, two administrative centers, and reorganizing its manufacturing and administrative functions. Approximately $1.7 million of the charge was related to employee severance and associated benefits for the 225 terminated employees, approximately $2.6 million related to lease and other contractual commitments associated with the facilities, and approximately $1.3 million of asset impairments related to the write-down of assets. All employees were terminated by 2001. The contractual commitments continue through mid-2005.

      In 2001, the Company continued its cost and efficiency initiatives and closed a third manufacturing facility. Of the total $0.4 million restructuring charge, approximately $0.1 million related to employee severance and associated benefits for 77 employees and approximately $0.3 million related to lease and other contractual commitments associated with the facility. All employees were terminated by 2002. The contractual commitments continue through 2008.

      A summary of restructuring activities for the years ended December 31, 2003 is as follows (in thousands):

		Facility
		Exit and
		Other
	Employee	Contractual
	Costs	Costs	Total

Balance — December 31, 2000	$1,507	$3,246	$4,753
Accruals	201	248	449
Usage/cash payments	(1,507)	(1,498)	(3,005)

Balance — December 31, 2001	201	1,996	2,197
Usage/cash payments	(103)	(819)	(922)

Balance — December 31, 2002	98	1,177	1,275
Usage/cash payments	(98)	(390)	(488)

Balance — December 31, 2003	$—	$787	$787

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Integration — In connection with the acquisitions of Bostrom plc and the predecessor to CVS, facility consolidation plans were designed and implemented to reduce the cost structure of the Company and to better integrate the acquired operations. Purchase liabilities recorded as part of the acquisitions included approximately $3.3 million for costs associated with the shutdown and consolidation of certain acquired facilities and severance and other contractual costs. At December 31, 2003, the Company had principally completed its actions under these plans, other than certain contractual commitments, which continue through 2008. Summarized below is the activity related to these actions (in thousands):

		Facility
		Exit and
		Other
	Employee	Contractual
	Costs	Costs	Total

Balance — December 31, 2000	$1,188	$862	$2,050
Additional provision	265	684	949
Usage/cash payments	(916)	(215)	(1,131)

Balance — December 31, 2001	537	1,331	1,868
Usage/cash payments	(527)	(651)	(1,178)

Balance — December 31, 2002	10	680	690
Usage/cash payments	(10)	(60)	(70)

Balance — December 31, 2003	$—	$620	$620

6.	Debt

      Debt consisted of the following at December 31 (in thousands):

	2002	2003

Revolving credit facilities, interest rates varying from 4.88% to 7.25% as of December 31, 2002 and from 4.89% to 7.75% as of December 31, 2003	$21,569	$26,530
Term loans, with principal and interest payable quarterly, with interest varying from 4.42% to 8.44% as of December 31, 2002 and from 4.89% to 7.29% as of December 31, 2003	80,037	80,195
Sterling loan notes	8,776	3,193
Other	6,537	6,517

	116,919	116,435
Less current maturities	20,267	15,231

	$96,652	$101,204

      Future maturities of debt as of December 31, 2003 are as follows (in thousands):

Year Ending December 31

2004	$15,231
2005	14,250
2006	86,954

      Credit Agreement — The Company’s senior credit agreements consist of revolving credit facilities of $51.0 million and term loans of $106.4 million, of which approximately $91.4 million expires in January 2006 and approximately $66.0 million expires in June 2006. Quarterly repayments of approximately

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$3.3 million are required under the term loans. Borrowings bear interest at various rates plus a margin based on certain financial ratios of the Company, as defined. The senior credit agreements contain various restrictive covenants, including limiting indebtedness, rental obligations, investments and cash dividends, and also required the maintenance of certain financial ratios, including fixed charge coverage, funded debt to EBITDA and a minimum level of net worth requirement. Compliance with respect to these covenants as of December 31, 2003 was achieved or waivers were obtained for events of non-compliance. One of the provisions of Trim Systems’s $40.7 million credit agreement and term loans required a funded debt to EBITDA covenant ratio to be maintained at the end of each year-end reporting period. As a result of its fiscal 2003 decrease in sales, Trim Systems’s funded debt to EBITDA covenant ratio did not meet this requirement for the year ended December 31, 2003. Trim Systems received a waiver from its lenders addressing the deficiency for the year ended December 31, 2003. Trim Systems classified these borrowings as long-term indebtedness on its consolidated balance sheet as of December 31, 2003 based on its expectation that it will maintain compliance with the restrictive covenants in this senior credit facility during 2004. The Company was in compliance with all other debt covenants as of December 31, 2003. Borrowings under the senior credit agreements are secured by specifically identified assets of the Company, comprising, in total, substantially all assets of the Company. In addition, at December 31, 2003 the Company has outstanding letters of credit of approximately $2.4 million expiring through April 2008.

      The Credit Agreement provides the Company with the ability to denominate a portion of its borrowings in foreign currencies. As of December 31, 2003, $14.0 million of revolving credit facility borrowings and $53.8 million of the term loans were denominated in U.S. dollars and $7.6 million of the revolving credit facility borrowings and $26.2 million of the term loans were denominated in British pounds sterling.

      During March 2003, in conjunction with the Company’s merger with CVS, the Company amended its Credit Agreement. Based on the provision of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, the Company wrote off the unamortized cost of its old and new fees paid to the financial institution and third party fees related to the then existing Credit Agreement as a loss on extinguishment of debt. The third party fees related to amended Credit Agreement were capitalized and are being amortized over the life of the amended Credit Agreement.

      Sterling Loan Notes — In conjunction with the acquisition of Bostrom plc, Sterling loan notes were issued in exchange for certain shares acquired by the Company. The notes bear interest at LIBOR and are due December 31, 2004. The applicable interest rate was 7.59% at December 31, 2003. Each note holder may, as provided by British regulations, exercise a semiannual option to have the Company redeem the notes in multiples of £100. As of December 31, 2003, the Company had been notified of elections and redeemed approximately £3.7 million of loan notes through additional borrowings under one of its senior credit agreements.

      The Company has a provision in one of its senior credit agreements that allow it to borrow additional amounts under the associated term loan facility to repay Sterling loan note maturities; therefore, the Sterling loan notes have been classified as long-term in the consolidated balance sheets.

      Interest Rate Collar — In 2000, the Company entered into an interest rate collar agreement that fixed the range of interest rates that the Company would pay on $22.5 million of a portion of its variable term loans. The Company either makes or receives payments when LIBOR is less than 4 1/8% or greater than 6%. At December 31, 2002, the fair value of the interest rate collar agreement was a net payable position for the Company of $0.3 million, net of tax, representing the cost that would be incurred to terminate the agreement. This agreement expired in October 2003.

      Interest Rate Swaps — In 1999 and 2000, the Company entered into certain interest rate swap agreements that effectively converted $44 million of a portion of its variable rate term loans into fixed rate

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligations. The Company received payments at variable rates, while it made payments at a fixed rate (9.97% at December 31, 2002). During 2001, the Company incurred approximately $0.2 million to extinguish one of the interest rate swap agreements. At December 31, 2002, the fair value of the remaining interest rate swap agreement was a net payable position for the Company of approximately $0.2 million, net of tax, representing the estimated cost that would be incurred to terminate the remaining swap agreement. This agreement expired in March 2003.

7.	Subordinated Debt

      In June 2001, Onex Corporation, the controlling stockholder of the Company, and its affiliates (“Onex”) loaned the Company $7 million pursuant to a five-year promissory note. Interest, which was deferred in 2002 and 2003, is prime plus 1.25%. The promissory note which matures in June 2006, is collateralized by all assets of the Company and its subsidiaries and is subject to an intercreditor agreement between the Company, certain of its lenders, and Onex. Total accrued interest at December 31, 2002 and 2003 was approximately $0.7 million and $1.1 million, respectively. These amounts are included in accrued liabilities in the accompanying consolidated balance sheets.

      In September 2002, the Company issued subordinated debt in the amount of $2.5 million to its principal stockholders, including Onex. The debt bears interest at 12.0% and matures September 30, 2006. Accrued interest over the term of the obligation is payable in kind (“PIK”) at maturity. Interest accrued during 2003 and added to principal was approximately $0.3 million. Total PIK interest accrued and added to principal at December 31, 2003 was approximately $0.4 million.

8.	Income Taxes

      Pretax income before the cumulative effect of change in accounting consisted of the following for the years ended December 31 (in thousands):

	2001	2002	2003

Domestic	$(2,600)	$7,795	$3,966
Foreign	5,657	3,590	5,265

Total	$3,057	$11,385	$9,231

      A reconciliation of income taxes computed at the statutory rates to the reported income tax provision for the years ended December 31 is as follows (in thousands):

	2001	2002	2003

Federal provision at statutory rate	$1,039	$3,871	$3,139
U.S. tax on foreign income	—	—	1,411
Foreign provision in excess (less) than U.S. tax rate	107	403	563
Amortization of nondeductible goodwill	225	—	—
State taxes, net of federal benefit	56	899	304
Other	(163)	62	(150)
Valuation allowance	3,808	—	—

Provision for income taxes	$5,072	$5,235	$5,267

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision for income taxes for the years ended December 31 is as follows (in thousands):

	2001	2002	2003

Current	$(1,304)	$968	$3,968
Deferred	6,376	4,267	1,299

Provision for income taxes	$5,072	$5,235	$5,267

      A summary of deferred income tax assets and liabilities is as follows as of December 31 (in thousands):

	2002	2003

Current deferred tax assets:
Accounts receivable	$521	$435
Inventory	1,992	1,716
Warranty costs	1,218	1,152
Foreign exchange contracts	(821)	277
Other accruals not currently deductible for tax purposes	2,613	2,415

Net current deferred assets	$5,523	$5,995

Noncurrent deferred tax assets:
Amortization lives and methods	$4,166	$1,306
Pension obligation	1,629	1,655
Net operating loss carryforwards	4,284	4,834
Original issue discount	4,309	4,095
Valuation allowance	(3,808)	(3,808)
Other accruals not currently deductible for tax purposes	444	929

Net noncurrent deferred tax assets	$11,024	$9,011

      As of December 31, 2003, the Company had approximately $11.4 million of federal and $23.8 million of state net operating loss carryforwards related to the Company’s U.S. operations. Utilization of these losses is subject to the tax laws of the applicable tax jurisdiction and the Company’s legal organizational structure, and will be limited by the ability of certain subsidiaries to generate taxable income in the associated tax jurisdiction. The Company’s net operating loss carryforwards expire beginning in 2014 and continue through 2023. The valuation allowance has been provided primarily related to the uncertainty regarding the use of certain of the Company’s subsidiary net operating loss carryforwards. The deferred income tax provision consists of the change in the deferred income tax assets, adjusted for the impact of the tax benefit on the cumulative effect of the change in accounting and the tax impact of certain of the other comprehensive income(loss) items. No provision has been made for U.S. income taxes related to undistributed earnings of the Company’s foreign subsidiaries that are intended to be permanently reinvested.

9.	Segment Reporting

      The Company follows the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Belated Information. The Company is organized in two divisions based on the products that each division offers to OEM customers. Each division reports their results of operations, submits budgets, and makes capital expenditures requests to their operating decision-making group. This group consists of the president and chief executive officer, the general managers of the divisions, and the chief financial officer.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s operating segments have been aggregated into one reportable segment, as the Company believes it meets the aggregation criteria of SFAS No. 131. The Company’s divisions, each with a separate general manager, are dedicated to providing components and systems to OEM customers. Each of the divisions demonstrate similar economic performance, mainly driven by production volumes of the customers which they service. All of the Company’s operations use similar manufacturing techniques and utilize common cost saving tools. These techniques include a continuous improvement program designed to reduce the Company’s overall cost base and to enable the Company to better handle heavy truck and specialty transportation market volume fluctuations.

      The following table presents revenues and long-lived assets for each of the geographic areas in which the Company operates (in thousands):

	Years Ended December 31,

	2001		2002		2003

		Long-lived		Long-lived		Long-lived
	Revenues	Assets	Revenues	Assets	Revenues	Assets

North America	$193,449	$36,163	$229,706	$31,977	$201,132	$28,787
All other countries	77,777	2,159	68,972	3,047	86,447	4,705

	$271,226	$38,322	$298,678	$35,024	$287,579	$33,492

      Revenues are attributed to geographic locations based on the location of product production.

      The following is a summary composition by product category of the Company’s revenues (in thousands):

	Years Ended December 31,

	2001	2002	2003

Seats and seating systems	$140,691	$150,261	$159,910
Cab and trim systems	69,038	96,000	76,864
Mirrors, wipers and controls	61,497	52,417	50,805

Revenues from external customers	$271,226	$298,678	$287,579

10.	Major Customers

      Customers that accounted for a significant portion of consolidated revenues for each of the three years in the period ended December 31, 2003 were as follows:

	Years Ended
	December 31,

	2001	2002	2003

PACCAR	16%	26%	26%
Freightliner	21	22	18
International	8	8	8
Caterpillar	4	4	6

      As of December 31, 2002 and 2003, receivables from these customers represented 49.4% and 48.6% of total receivables, respectively.

11.	Commitments and Contingencies

      401(k) Plans — The Company sponsors various 401(k) employee savings plans covering all eligible employees, as defined. Eligible employees can contribute on a pretax basis to the plan. In accordance with

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the terms of the 401(k) plans, the Company elects to match a certain percentage of the participants contributions to the plans, as defined. The Company recognized expense associated with these plans of approximately $221,000, $380,000 and $291,000 in 2001, 2002, and 2003, respectively.

      Leases — The Company leases office and manufacturing space and certain equipment under operating lease agreements that require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Of these lease rentals, approximately $0.5 million are included in the facility closure and consolidation cost reserve. The anticipated future lease costs are based in part on certain assumptions and estimates with respect to sublease income and the Company will continue to monitor these costs to determine if the estimates need to be revised in the future. Lease expense was approximately $4.6 million, $3.9 million, and $5.1 million in 2001, 2002, and 2003, respectively. Future minimum annual rental commitments at December 31, 2003 under these leases are as follows (in thousands):

Year Ending December 31

2004	$4,752
2005	4,159
2006	3,267
2007	2,853
2008	2,583
Thereafter	2,143

      Litigation — The Company is subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, product warranties, employment-related matters and environmental matters. Management believes that the Company maintains adequate insurance to cover these claims. The Company has established reserves for issues that are probable and estimatable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance. Based upon the information available to management and discussions with legal counsel, it is the opinion of management that the ultimate outcome of the various legal actions and claims that are incidental to the Company’s business will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of the Company; however, such matters are subject to many uncertainties, and the outcomes of individual matters are not predictable with assurance.

12.	Defined Benefit Plan and Postretirement Benefits

      The Company sponsors a defined benefit plan that covers certain hourly and salaried employees in the United Kingdom. The Company’s policy is to make annual contributions to the plan to fund the normal cost as required by local regulations. In addition, the Company has an informal postretirement medical benefit plan for certain retirees and their dependents of the U.S. operations, and has recorded a liability for its estimated obligation under this plan. The postretirement medical benefit plan covers certain former employees and is no longer available to current employees.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in benefit obligation, plan assets and funded status as of and for the years ended December 31, 2002 and 2003 consisted of the following (in thousands):

	2002		2003

		Post-		Post-
	Pension Plan	Retirement	Pension Plan	Retirement
	in Which	Benefits	in Which	Benefits
	Accumulated	Other	Accumulated	Other
	Benefits	Than	Benefits	Than
	Exceed Assets	Pensions	Exceed Assets	Pensions

Change in benefit obligation:
Benefit obligation —
Beginning of year	$21,986	$643	$24,348	$847
Service cost	1,048	—	1,134	—
Interest cost	1,465	46	1,640	48
Plan participants’ contributions	404	—	463	—
Actuarial (gain) loss	(1,718)	228	456	(14)
Benefits paid	(1,095)	(70)	(1,015)	(47)
Exchange rate changes	2,258	—	2,871	—

Benefit obligation at end of year	24,348	847	29,897	834
Change in plan assets:
Fair value of plan assets — Beginning of year	18,676	—	17,147	—
Actual return on plan assets	(3,536)	—	3,172	—
Employer contributions	781	—	1,177	—
Plan participants’ contributions	404	—	463	—
Benefits paid	(1,095)	—	(1,015)	—
Exchange rate changes	1,917	—	1,897	—

Fair value of plan assets at end of year	17,147	—	22,841	—

Funded status	(7,201)	(847)	(7,056)	(834)
Unrecognized actuarial loss	7,284	228	6,617	214
Adjustment to recognize minimum liability	(3,511)	—	(3,609)	—

Accrued benefit cost	$(3,428)	$(619)	$(4,048)	$(620)

      At December 31, 2002 and 2003, the Company was required to record a minimum pension liability of approximately $3.5 million and $3.6 million, respectively, which is included in other long-term liabilities and accumulated other comprehensive loss, net of tax, in the consolidated financial statements.

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following weighted-average assumptions were used to account for the plans:

	2002		2003

		Post-		Post-
		retirement		retirement
		Benefits		Benefits
	Pension	Other Than	Pension	Other Than
	Benefits	Pensions	Benefits	Pensions

Discount rate	6.00%	6.00%	5.75%	6.00%
Expected return on plan assets	7.50	N/A	7.50	N/A
Rate of compensation increase	3.75	N/A	3.00	N/A

      For measurement purposes, a 13.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% through 2008 and remain constant thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for postretirement medical benefit plans. A one percentage-point change in assumed health care cost trend rates would not have had a material impact on total service and interest cost components or on the postretirement benefit obligation.

      The components of net periodic benefit cost for the years ended December 31, 2001, 2002, and 2003 are as follows (in thousands):

				Postretirement
				Benefits
	Pension Benefits			Other Than Pensions

	2001	2002	2003	2001	2002	2003

Service cost	$1,045	$1,048	$1,134	$—	$—	$—
Interest cost	1,305	1,465	1,640	47	46	48
Expected return on plan assets	(1,554)	(1,548)	(1,451)	—	—	—
Recognized actuarial loss	—	115	385	—	—	—

Net periodic benefit cost	$796	$1,080	$1,708	$47	$46	$48

      The weighted average asset allocations of the Company’s U.S. pension assets at December 31, 2002 and 2003, by asset category, are as follows:

	Pension
	Benefits

	2002	2003

Equity securities	77%	50%
Debt securities	16	27
Other	7	23

      The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Other assets such as real estate, private equity, and hedge funds are used judiciously to enhance long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The Company expects to contribute $1.1 million to its pension plans in 2004.

13.	Related Party Transactions

      In addition to the items discussed in Note 7, the following related party transactions occurred during the three years ended December 31, 2003:

•	The Company made payments of $1.7 million, $1.0 million, and $1.6 million to Hidden Creek Industries, an affiliate of the Company, for financing and acquisition-related services in 2001, 2002, and 2003, respectively. These services are included in selling, general and administrative expenses in the consolidated statements of operations.

•	During the year ended December 31, 2002, the Company recognized revenues of approximately $1.8 million for the sale of design services to ASC, an affiliate of the Company.

•	In 2001, Onex acquired a one-third interest in the Company’s $66.0 million senior credit facility. Total interest expense related to the portion of this senior credit facility owned by Onex was approximately $0.6 million, $1.0 million, and $0.9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

•	As of December 31, 2003, Onex controlled substantially all of the outstanding voting shares of the Company.

14.	Subsequent Events (unaudited)

      In May 2004, the Company granted options to purchase 910,869 shares of common stock at $5.54 per share. These options have a ten year term, with 50% of such options being immediately exercisable and the remaining 50% becoming exercisable ratably on June 30, 2005 and June 30, 2006. During June 2004, the Company modified the terms of these options to be 100% vested immediately. The Company recorded a noncash compensation charge of $10.1 million, equal to the difference between $5.54 and the estimated fair market value.

      In August, 2004, the Company reclassified all of its existing classes of common stock, which effectively resulted in a 38.991-to-one stock split. The stock split has been reflected as of the beginning of all periods presented.

      On August 2, 2004, the Company effected the merger of the Company and Trim discussed in Note 1.

      In May, 2004, the Company filed a Form S-1 Registration Statement for the offering of 9,250,000 shares of its common stock. Upon consummation of the offering, Onex will have voting control of approximately 28% of the Company’s common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Commercial Vehicle Group, Inc.

      We have audited the consolidated financial statements of Commercial Vehicle Group, Inc. and Subsidiaries (the “Company”) (formerly Bostrom Holding, Inc., a Delaware corporation) as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated August 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method of accounting for goodwill and other intangible assets); such consolidated financial statements and report are included elsewhere in this Registration Statement. Our audits also included the consolidated financial statement schedules of Commercial Vehicle Group, Inc. and Subsidiaries. These consolidated financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

August 2, 2004

COMMERCIAL VEHICLE GROUP, INC. AND SUBSIDIARIES

SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS

December 31, 2001, 2002, and 2003

Allowance for Doubtful Accounts:

      The transactions in the allowance for doubtful account for the years ended December 31, 2001, 2002, and 2003 were as follows (in thousands):

	2001	2002	2003

Balance — Beginning of the year	$3,323	$4,103	$2,309
Provisions	1,267	(497)	1,529
Utilizations	(448)	(1,454)	(1,424)
Currency translation adjustment	(39)	157	116

Balance — End of the year	$4,103	$2,309	$2,530

Additional Purchase Liabilities Recorded in Conjunction with Acquisitions:

      The transactions in the purchase liabilities account recorded in conjunction with acquisitions for the years ended December 31, 2001, 2002, and 2003 were as follows (in thousands):

	2001	2002	2003

Balance — Beginning of the year	$2,050	$1,868	$690
Provisions	949	—	—
Utilizations	(1,131)	(1178)	(70)

Balance — End of the year	$1,868	$690	$620

Facility Closure and Consolidation Costs:

      The transactions in the facility closure and consolidation costs account for the years ended December 31, 2001, 2002, and 2003 were as follows (in thousands):

	2001	2002	2003

Balance — Beginning of the year	$4,753	$2,197	$1,275
Provisions	449	—	—
Utilizations	(3,005)	(922)	(488)

Balance — End of the year	$2,197	$1,275	$787